SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at

December 31, 2019 and 2018

2019 Financial Statements Table of Contents
Independent Auditor’s Report		F-3
Management Report		F-9
Statement of Financial Position		F-57
Income Statements		F-59
Statements of Comprehensive Income		F-60
Statements of Changes in Equity		F-61
Statements of Cash Flows		F-62
Statements of Value Added		F-64
Notes to the Financial Statements		F-65
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade receivables
10.	Related-party balances and transactions
11.	Investments
12.	Investment properties
13.	Contract asset
14.	Intangible assets
15.	Property, plant and equipment
16.	Borrowings and financing
17.	Taxes and contributions
18.	Deferred taxes and contributions
19.	Provisions
20.	Employees benefits
21.	Services payable
22.	Knowledge Retention Program and Consent Decree
23.	Equity
24.	Earnings per share
25.	Business segment information
26.	Insurance
27.	Operating income
28.	Operating costs and expenses
29.	Financial income and expenses
30.	Other operating income (expenses), net
31.	Commitments
32.	Supplemental cash flow information
33.	Events after the reporting period
Executive Officers’ Statement		F-172
Fiscal Council’s Report		F-174
Audit Committee’s Summarized Annual Report		F-175

Independent Auditors` Report on the Financial Statements

(This report is a free translation from the original report issued in Portuguese)

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“the Company”), which comprise the statement of financial position as at December 31, 2019,  the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP as at December 31, 2019, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Arrangement with the municipality of Santo André

See notes 3.4, 6 (a) and 9 to the financial statements.

On July 31, 2019, the State of São Paulo, the city of Santo André and SABESP, entered into a concession arrangement for the provision of water supply and sanitary sewage public services in the Municipality of Santo André, under which the States of São Paulo and Santo André assured SABESP the right to explore the provision of such services for a period of 40 years. As a result of such transaction, SABESP recognized R$ 1,337 million as a revenue against intangible assets related to Santo André concession.

The measurement and the accounting recognition was performed considering the negotiation of the transaction, that occurred through the exchange of accounts receivable originated from transactions occurred in previous years for the right to operate the public sanitation services concession of the Municipality of Santo André. The measurement and also the disclosures related to such concession required Company’s management judgment in the analysis of the adequacy of the mentioned measurement and recognition in relation to the following accounting standards: IFRIC 12 – Concession Contracts, IAS 38 – Intangible Assets, IFRS 13 – Fair Value Measurement and IFRS 15 – Revenue from Contracts with Customers.

Due to the relevance of the accounting effects arising from such arrangement with the municipality of Santo André, we consider this matter significant for our audit.

How our audit addressed this matter

Our audit procedures included the understanding and assessment of the design, implementation, and operating effectiveness of the controls related to the accounting of new arrangements/contracts entered into with municipalities whose revenue was obtained through wholesales.

We analyzed the contract entered into with the municipality of Santo André. We tested the reconciliation between the values and documents informed in the contract with the underlying documentation. We obtained the technical memorandum prepared by the Company`s management regarding the accounting treatment adopted and performed our analysis in light of the accounting standards.

We have involved our corporate finance specialists to analyze the intangible assets fair value measurement related to the right to explore the concession services and compared such fair value with the accounts receivable given in the exchange of the concession.

Moreover, we analyzed the accounts receivables records which comprises the accounts receivable formed prior to the signing of the arrangement and performed procedures to evaluate such amount in relation to the expected credit loss recognized due to the lack of payments by Municipality of Santo André until then. We have also evaluated the disclosures to the financial statements.

As a result of the procedures summarized above, we consider the balances recorded in relation to the transaction entered into with the municipality of Santo André and related disclosures, in the context of financial statements taken as a whole for the year ended December 31, 2019, as acceptable.

Intangible and contract assets

See notes 3.8, 6 (b), 13 and 14 to the financial statements.

During the year of 2019, the Company invested R$ 5,256 million in infrastructure that comprise the basis of concession contracts, intangible and contract assets.

There are several types of transactions that affects the intangible assets caption, such as new concession contracts; evaluation of the classification of existing contracts in the concessions accounting standard; new infrastructures additions, amortization of assets and assessment of construction margin comprising the balance of the infrastructure built.

Due to the relevance of the balances recorded under this caption, the potential financial impact arising from the signing or breaching existing concession contracts, construction of new infrastructures and amortization of such intangible assets, we consider this matter significant for our audit.

How our audit addressed this matter

We have evaluated the design, implementation and operating effectiveness of existing key internal controls related to new infrastructure additions; amortization of intangible assets; administration and management of new and current concession contracts; analysis of the construction margin used by the Company to evaluate the balances recognized as intangible assets.

As a result of evaluating the design and operating effectiveness of internal controls, we planned additional procedures, when applicable, to mitigate any identified risks, primarly in relation to the accounting classification and presentation of the concession itself, the correlated intangible assets and infrastructures under construction, referred as contract assets.

We performed tests on the amortization recognized during the year and compared it with the accounting records; evaluated the transfer of assets under construction classified as contract assets for operation; performed procedures over the amortization rates and the borrowing costs capitalized; to check the construction margin and prepared a technical evaluation to conclude on the compliance of the concession contracts with the respective accounting standard.

We have evaluated the disclosures to the financial statements in relation to the requirements described in the accounting standards relevant to this matter.

Based on the result of the procedures summarized above, we consider the balances of program and concession contracts, recorded as intangible and contract assets and its related disclosures in the context of the financial statements taken as a whole for the year ended December 31, 2019, as acceptable.

Provisions for environmental contingencies

See notes 3.15, 6 (e) and 19 to the financial statements

The Company is a defendant in tax, environmental, labor and civil administrative proceedings and lawsuits, arising from ordinary course of its activities. The environmental lawsuits are related to fines imposed by public and competent bodies on potential environmental damages caused by the Company in the Municipalities where SABESP operates. The Company, with the support and evaluation of its internal and external legal advisors, determines the likelihood of loss and the amounts involved for each lawsuit and records a provision when the criteria for recognition are met, disclosing those assessed as a possible risk (contingent liabilities).

The likelihood of loss and the estimate of the amounts involved in legal and administrative proceedings of the environmental lawsuits, as well for the other natures, involve the use of judgment by the Company and its legal advisors, expert evaluations, possible changes in case law and other subjective aspects. Thus, we consider this matter significant for our audit.

How our audit addressed this matter

We evaluate the design, implementation and operating effectiveness of existing key internal controls related to: i) the determination of estimates to record a provision; ii) the disclosure of the amounts in accordance with the expected loss on litigation; iii) and how to evaluate that the list contains all litigations; and iv) the updating of the likelihood of loss by the Company.

We obtained confirmation letters from the Company’s legal advisors in relation to the lawsuits, their respective assessment of the likelihood of loss and amounts for the proceedings in the administrative or judicial sphere.

We obtained a sample of environmental lawsuits and involved our legal experts to evaluate the assumptions used by the Company in determining the likelihood of loss, the merits of the lawsuits, similar judgments, recently published information and updates regarding the progress of the lawsuits.

We have assessed the amount of the provision and the disclosures made in the explanatory notes regarding the requirements described in the accounting standards relevant to this matter.

Based on the aforementioned procedures performed and, on the results obtained, we consider the estimates prepared by the Company in the valuation the provisions for environmental contingencies and its related disclosures in the context of the financial statements taken as a whole for the year ended December 31, 2019, as acceptable.

Other matters

Statements of value added

The statements of value added (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall financial statements.

Other information accompanying the financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 26, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Bernardo Moreira Peixoto Neto

Contador CRC RJ-064887/O-8

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Management Report 2019

MESSAGE FROM THE CEO

Making progress in benefit of people and the environment

The year of 2019 was marked by the significant progress made within our mission to provide and improve the life quality of people and the environment. We continue to expand the business and our actions always guided by a results-oriented agenda. We began to operate in the municipalities of Santo André, Guarulhos and Aguaí, reaching a total of 372 municipalities under our operations. Additionally, we signed an operating agreement with the municipality of Tapiratiba in October 2019, with operations expected to begin in April 2020.

As part of our vigilance on regulatory and legal security with the granting authority, we renewed our Service Agreement with seventeen municipalities: Espirito Santo do Turvo, Guarujá, São Bernardo do Campo, São Sebastião, Oriente, Bertioga, Itanhaém, Mongaguá, Alambari, Lavrinhas, Peruíbe, Caraguatatuba, Pedra Bela, Vargem, Nazaré Paulista, Águas de São Pedro and Paraguaçu Paulista.

On the operational front, our professionals demonstrated their extreme competence in solving issues regarding the lack of water that, for decades, punished the populations of Guarulhos and Santo André on a weekly basis. Our goal was achieved through interventions that allowed us to interconnect and add water to the distribution systems, putting an end to the recurring shortage of water in the system. We also began to operate the Guarulhos sewage system, which will now provide significant benefits to the city’s population and gradually reduce pollution load dumped in the Tietê river.

The concern for the revitalization of metropolitan water bodies motivated us for the Novo Rio Pinheiros Program challenge launched by the State Government. At the beginning of the year, we elaborated diagnoses and began hiring efforts for the implementation of structures in certain regions, with the goal of providing sewage treatment services to more than 500 thousand properties by the end of 2022.

Given the complexity of the task, we brought important innovations. The contract performance template foresees remuneration based on the number of new properties connected to the sewage treatment system and improvements on the quality of the affluent waters that stream into the Pinheiros river. In terms of technology, we designed equipment that treat affluent waters in regions where there are technical and legal restrictions for for the deployment of conventional networks due to poor and irregular land occupations.

This noble initiative directly impacts the success of an even greater goal: to universalize water and sewage services in the São Paulo Metropolitan Region (SPMR). Initiated 27 years ago by the Tietê Project, this effort has already received investments of over US$ 3 billion in works that have tripled the sewage treatment capacity and expanded sewage collection and treatment to an additional 11 million people, a population similar to Portugal.

In 2019, we advanced in this project and highlight the progress achieved at the Interceptor Tietê 7 (ITi-7) works, a mega tunnel located under the Tietê highway, with 18 meters in depth, 7.5 km long, 3.4 meters wide and 2.6 meters in height. The structure, which was inaugurated in the beginning of 2020, is integrated with three other key works and began to provide sewage treatment for 2.2 million people, incorporating 350 thousand properties in the city of São Paulo to the collection and treatment service network.

We continue to execute nearly 20 key construction sites for the interception, removal and sewage treatment in 13 metropolitan areas, focusing on the extreme North and East and West regions, in addition to works at the Pró-Billings Program to improve the sewage services of one of our largest metropolitan reservoirs.

Our efforts to expand our sanitation services does not exempt us from permanently striving for stronger water security. Therefore, we continued to execute large infrastructure investments for the transportation, reservation and fight against water loss in light of the severe water crisis we faced in 2014-2015. If these investments had not made, the low rainfall during 2019 would have caused the Cantareira System’s water level to reach zero in November, triggering a new water crisis.

In addition to the robust infrastructure, the consolidation of more rational consumption habits by the population, a behavior that was repeated along 2019, was another important legacy from the previous water crisis.

We also continued to advance in benefit of socially vulnerable areas, where inhabitants receive poor and precarious water supply, through the Água Legal (Legal Water) Program, which was awarded by the Brazil Network of the UN Global Compact. In 2019, we connected 20 thousand properties to our supply network. Since 2017, this initiative has benefited 114 thousand families with quality water supply. We also granted social tariffs to over 71 thousand families, reaching a total of 506 thousand families served by this benefit.

The rebalancing of agreements with the majority of the coastal cities we serve allowed us to restart the environmental sanitation activities of the Onda Limpa (Clean Wave) Program. In the inland regions of the State of São Paulo, we inaugurated six sewage treatment plants (STPs) and are expanding services to communities located remotely from urban centers.

Internally, we concluded the migration of the Health plan, improved the SAP environment (for greater reliability of data management) and advanced with the strengthening of an organizational management aimed at the developing leadership competencies.

The implementation of new Lab Agencies and other improvements in relationship channels demonstrate our ongoing concern to satisfy our customers. We were also recognized for the maturity of our corruption and fraud preventions programs and received the Empresa Pró-Ética award, granted by the Office of the Comptroller General (CGU).

Finally, we continue to maintain a close eye on the discussions regarding the new basic sanitation framework. For any outcome, we continue to advance in terms of competitiveness by enhancing our human capital, fostering innovation and improving processes, products and services. These strategic efforts reaffirm our perseverance for efficiency and results aimed at the universal access to sanitation services in the operated area.

BENEDITO BRAGA

CEO

PANEL OF INDICATORS

Indicators	Unit	2019	2018	2017	2016	2015
SERVICE
Water service ratio		Tending towards universalization (1, 2)
Water coverage ratio	%	Tending towards universalization (1, 2)
Sewage collection service ratio (2)%		84	83	83	82	83
Sewage collection coverage ratio (2)%		91	90	90	89	90
Ratio of households connected to sewage treatment (3)%		78	76	75	74	72
Resident population supplied with water (4)	Million inhabitants	27.1	25.1	24.9	24.7	24.4
Resident population provided with sewage collection (4)	Million inhabitants	23.8	21.8	21.6	21.3	21.0
Positive perception of customer satisfaction (5)%		86	81	85	82	75
OPERATIONAL
Water connections (6)	Thousands	9,933	9,053	8,863	8,654	8,420
Sewage connections (6)	Thousands	8,326	7,495	7,302	7,091	6,861
Length of water network (7)	Km	81,324	75,519	74,396	73,015	71,705
Length of sewage network (7)	Km	55,983	51,788	50,991	50,097	48,774
Water treatment plants (WTP)	Um	253	244	240	237	235
Wells	Um	1,144	1,114	1,110	1,093	1,085
Sewage treatment plants (STP)	Um	569	565	557	548	539
Water loss – billing (8)%		18.6	19.5	20.1	20.8	16.4
Water loss – relating to metering (9)%		29.0	30.1	30.7	31.8	28.5
Water loss per connection (10)	Liters/connection per day	285	293	302	308	258
Volume of water produced	Millions of m3	2,873	2,800	2,783	2,696	2,466
Volume of water metered – retail	Millions of m3	1,593	1,545	1,524	1,465	1,399
Volume of water billed – wholesale	Millions of m3	82.9	263	257	227	216
Volume of water billed – retail	Millions of m3	2,030	1,845	1,819	1,763	1,698
Volume of sewage billed	Millions of m3	1,767	1,641	1,617	1,552	1,481
Number of employees (11)	Units	13,945	14,449	13,672	14,137	14,223
Operational productivity	Connections/ employee	1,309	1,145	1,182	1,114	1,074
FINANCIAL
Gross revenues	R$ million	19,080.6	17,056.3	15,374.6	14,855.1	12,283.5
Net revenue	R$ million	17,983.7	16,085.1	14,608.2	14,098.2	11,711.6
Adjusted EBITDA (12)	R$ million	7,510.5	6,540.6	5,269.3	4,571.5	3,974.3
Adjusted EBITDA margin	% of Net Revenue	41.8	40.7	36.1	32.4	33.9
Adjusted EBITDA margin excluding construction revenues and costs	% of Net Revenue	49.5	48.8	45.4	43.3	46.6
Operating income (13)	R$ million	5,711.6	5,176.7	3,961.7	3,429.6	3,044.0
Operating margin (13)	% of Net Revenue	31.8	32.1	27.1	24.3	26.0
Income (net profit/loss)	R$ million	3,367.5	2,835.1	2,519.3	2,947.1	536.3
Net margin	% of Net Revenue	18.7	17.6	17.2	20.9	4.6
Net debt over Adjusted EBITDA 14)	Multiple	1.46	1.55	1.86	2.20	2.89
Net debt over shareholders’ equity (14)%		50.8	51.8	56.1	65.4	83.7
Investment (15)	R$ million	5,068.0	4,177.4	3,387.9	3,877.7	3,481.8

(1) For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(3) Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a single water supply and/or sewage connection.

(4) This Indicator Panel’s demographic data takes into account the “Projection for the Population and Households for the Municipalities of the State of São Paulo: 2010-2050”, drawn up by the State Data Analysis System Foundation.

(5) Survey carried out in 2019 by GMR Market Intelligence (9,606 interviews across the entire operating base with a margin of error of 1% and a reliability interval of 95%).

(6) Active and inactive connections and households.

(7) Includes water-mains, branch collectors, interceptors and outfalls.

(8) Includes real (or physical) loss and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between (i) Billed Volume Lost and (ii) Volume of water Produced. The Billed Volume Lost corresponds to: Volume of Water Produced MINUS Billed Volume MINUS Volume of Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as firefighting; and water supplied to irregular settlements.

(9) Includes real (or physical loss) and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between the (i) Measured Volume Lost and the (ii) Volume of water Produced. The Measured Volume Lost corresponds to: Volume of water Produced MINUS Measured Volume MINUS Volume of Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as firefighting; and water supplied to irregular settlements.

(10) Calculated by dividing the Measured Volume Lost in the year by the average amount of active water connections in the year, divided by the number of days in the year.

(11) Internal headcount. Does not include those assigned to other entities. Employees retired due to disability ceased to be taken into account from 2016 onward.

(12) Adjusted EBITDA corresponds to net earnings before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income and (iv) other net operating expenses.

(13) Does not include financial income and expenses.

(14) Net debt consists of debt, minus cash and cash equivalents.

(15) Does not include financial commitments assumed in program agreements (R$ 177 million, R$ 6 million, R$ 121 million, R$ 207 million and R$ 331 million in 2015, 2016, 2017, 2018 and 2019, respectively).

OVERVIEW – AMONG THE LARGEST IN THE WORLD IN TERMS OF POPULATION SERVED

Companhia de Saneamento Básico do Estado de São Paulo - SABESP was founded in 1973 and is the largest sewage company in the Americas and the serves the fourth largest global population. A total of 28.1 million people are served with water supply, with one million residents served in the cities of Mauá, Mogi das Cruzes and São Caetano do Sul - and 27.1 million people are directly served. Of this total amount, approximately 23.8 million people receive sewage collection service.

We provide direct basic and environmental sanitation services in the State of São Paulo and in the supply treated water and wholesale sewage services in the SPMR .

In December 2019, we were responsible for water supply, sewage collection and treatment services in 372 municipalities in São Paulo, including the cities of Guarulhos, Santo André and Aguaí. We signed a service agreement with the municipality of Tapiratiba in October 2019, with the start of operations expected for the first semester of 2020, when we reach 373 municipalities.

At the same time, we formalized an agreement to continue the water and sewage operation services for at least 30 years in 17 municipalities in the northern coastal region of the State of São Paulo, as well as the regions of Santos, Bragantina and the city of São Bernardo do Campo, in the São Paulo Metropolitan Region (SPMR).

We participate as a minority shareholder in sanitary service companies of four other municipalities, namely: Águas de Castilho S.A., Águas de Andradina S.A., Saneaqua Mairinque S.A. and SESAMM – Serviços de Saneamento de Mogi Mirim S.A.

We also offer consulting services on the rational use of water, as well as planning and financial, commercial and operational management based on the works carried out in Panama. We are qualified to carry out activities in the drainage, urban cleaning services, solid waste and energy management markets in other states and countries.

We also hold equity stakes in companies such as Aquapolo Ambiental (reuse water), Attend Ambiental (non-domestic sewage) and Paulista Geradora de Energia S.A. (electric energy), being the latter in pre-operational phase. For more information on these companies, please refer to Explanatory Note 11 of the Financial Statements.

At the end of 2019, we had a total of 13,945 employees, allocated among our head office, administrative units and 17 business units, which operate 81.3 thousand km of water distribution networks and 56 thousand km of sewage collection networks, outfalls and interceptors; 253 water treatment plants (WTPs) and 569 sewage treatment plants (STPs).

In 2019, we invested R$ 5.1 billion and achieved a net revenue of R$ 18.0 billion and a net income of R$ 3.4 billion. Total assets were R$ 46.5 billion and market value was R$ 41.4 billion on December 31, 2019.

Sabesp has been a signatory to the United Nations Global Compact since 2007 and is aligned with the Sustainable Development Goals (SDGs).

MANAGEMENT GUIDED BY EFFICIENCY, INTEGRITY AND TRANSPARENCY

Sabesp is a mixed capital corporation, controlled by the Government of the State of São Paulo, which owns 50.3% of its shares, and the remaining shares are traded on the Novo Mercado of B3 (the São Paulo Stock Exchange) and on the New York Stock Exchange (American Depositary Shares - ADR Level III). The Company operates in a regulated sector and is thus subject to legislation, regulation and sector inspections, both in the Brazilian and the American capital markets, and is also subject to regulations applicable to state-controlled companies.

Compliance with these rules reinforces our robust structure, commitments and corporate governance practices, with differentials that guarantee transparency, equality and accountability for our shareholders and creditors, in addition to quality services for customers and ethics standards in the course of our mission. For details on this structure and the composition of our governance bodies, please visit the Corporate Governance section of our investor relations website.

Integrity, transparency and the adoption of ethical principles and conduct, including the fight and intolerance against any and all forms of fraud and corruption, are part of Sabesp 's culture and reflect its corporate identity.

To guarantee the dissemination of this culture, we have important drivers that establish the principles and practices to be widely adopted, as illustrate below. Through these efforts, we were awarded as a Pro-Ethical Company, an initiative held by the Office of the Comptroller General (CGU), for our Integrity Program model, being the only sanitation company recognized in the 2018/2019 evaluation cycle.

Integrity Program

The Company’s Integrity Program, approved by the Board of Directors and supported by the Compliance Policy, establishes the guidelines, principles and competencies of the Company’s management and employees in order to ensure that they comply with laws, regulations and corporate instruments while preserving the Company’s assets, image, integrity and other ethical values.

Sabesp’s Integrity Program is aligned with the recommendations of the Office of the Comptroller General (CGU) and the requirement of the Brazilian and North American Anti-Corruption Laws. In addition, the program’s restructuring followed the guidelines of Federal Law 13.303/16, the Novo Mercado Regulations and the best practices recommended by the Brazilian Corporate Governance Code.

Within this scenario, we implement and monitor our compliance to a set of anti-corruption measures that prevent, detect and remedy harmful acts against public administration in two fronts: active corruption and passive corruption.

In 2019, we began a new cycle which includes mapping and analyzing risks, frauds and corruption, as well as undertaking the necessary controls to mitigate them. Currently, 14 critical macroprocesses are being evaluated by means of interviews with the executive board and directors in order to identify their perception of fraud and corruption risks linked to strategic guidelines.

Also in 2019, Sabesp improved its reputational assessment process (Integrity Background Check) for nominating or reappointing Executives and Fiscal Council members, nominations for the independent positions, signing of agreements and constituting new Special Purpose Companies.

Within the compliance practices, we highlight that we encourage our suppliers to adopt integrity measures, foreseen in contractual clauses which also include mandatory compliance with ethical standards and prohibition of fraud and corruption practices, in addition to monitoring transactions between related parties Company.

As a result of our efforts, we did not identify any cases of corruption in 2019. Additionally, we express our public commitment to ethics, through adherence with the Ethos Institute's Business Pact for Integrity and Against Corruption, participation in the working group of the United Nations (UN) Global Anti-Corruption Compact and in the implementation and coordination of the Technical Governance and Legal Chamber of ABES - Brazilian Association of Sanitary and Environmental Engineering.

In order to disseminate and share the ethics and transparency culture with its internal audience, Sabesp, through its business university, Universidade Empresarial Sabesp, developed the Conduct and Integrity Learning Trail. This is an ongoing training program with a predefined schedule and learning tools covering the following key matters: integrity, ethics, sexual and moral harassment, diversity, corruption, fraud, conflict of interest, among others.

We also highlight the Ethics Visits project that was carried out in 30 municipalities where we operate and resulted in over 100 lectures given to more than 6,000 employees of all positions. The project was created to reinforce the values and principles of Sabesp 's Code of Ethics and Conduct and is complemented by other actions, such as articles and polls, that are published in internal communication channels.

In 2019, Sabesp also conducted on-site trainings on Preventing and Combating Fraud and Corruption with the aim of providing a reflection on the matter, informing national and international laws on the topic and disseminate best practices, in addition to fostering an integrity culture at the Company. The program’s content includes guidelines for preventing fraud and corruption, as well as on how to act with public agents and address conflicts of interests, risks and control processes, providing concrete examples and cases to help identify the appropriate integrity measure that should be taken. In addition to the internal audience, directors and executives responsible for the compliance areas of special purpose companies, in which Sabesp is a minority shareholder, also participated in the training.

The Executive Board and members of the Fiscal Council also received training on topics related to corporate governance and integrity.

Aside from face-to-face training sessions, over 34,000 hours of virtual training sessions were also held for the topic of integrity and, in 2020, Sabesp expects to increase its actions to include other audiences such as suppliers and business partners.

In 2019, Sabesp also provided specific training sessions on its whistleblowing channel to employees who work directly with this issue.

Sabesp’s Culture and Integrity Communication Plan is defined annually and formalizes the responsibilities of each division within each phase and the target audience for each communication action. The Plan aims to disseminate the policies and procedures of the Integrity Program, in addition to reinforcing and increasing the use, when applicable, of the Whistleblowing Channel and the principles of the Code of Ethics and Conduct.

In 2019, the plan covered all employees through internal communication channels, such as e-mails, murals and the intranet portal, among others.

Code of Ethics and Conduct

Our Code of Ethics and Conduct, which was initially developed as a collaborative project in 2006 and updated in 2014 and 2018, establishes the ground rules for the company’s executives and employees to act in an integrated and coherent way when conducting their relations and business with different counterparties.

The Ethics Committee, which is linked to the Board of Directors, it is responsible for the updating the Code so that it always reflect current scenarios. The committee is also responsible for encouraging executives and employees to engage and commit to the principles established therein.

In order to stimulate dialogues and engage our employees to have ethical behaviors when conducting business activities, we offer a trust channel, which guarantees secrecy and anonymity for employees who need to clarify questions. Demands received by the channel are reported every six months to the Ethics Committee and to the Board of Directors on an annual basis.

Whistleblowing Channel

Any interested party can report issues that contradict the principles set out in the Code of Ethics and Conduct, such as fraud, corruption, illegal acts and other violations, by contacting the Whistleblowing Channel, and the procedures for investigating breaches of the Code and events reported to the Whistleblowing Channel are monitored by the Audit Committee.

The internal audit team is responsible for processing complaints and must make every effort to ensure the anonymity of the complainant and protect the confidentiality of the information and of those involved, in order to preserve rights and the neutrality of decisions.

The Whistleblowing Channel recorded 174 incidents in 2019. Out of the total number of complaints considered to be material, penalties were applied to 45 employees and third parties, being 20 warnings, 2 suspensions and 23 individuals were fired. It should be noted that there were no indications of the Company’s employees being involved in cases of corruption.

Also in 2019, we hired an external channel to address complaints. The initiative will be implemented in 2020 and will allow, in addition to the current reporting options, the possibility of registering complaints electronically.

Transparency

Transparency is an essential tool for promoting ethics and integrity. Therefore, we provide a Transparency Portal that gathers and discloses clear and updated information on our business. Among them are Institutional Policies, contracts with the granting authorities and suppliers, key developed programs and projects, in addition to minutes of the Company's board and committee meetings.

The Company also has a Citizen Information Service (SIC) channel, which is required by the Access to Information Law.

Risk Management

We have a solid risk management structure that includes bodies, processes and policies that are aligned with the key global and national trends and guided by the principle of mitigation. Thus, we maintain a corporate risk map that allows us to foresee and monitor scenarios that may adversely affect our operations.

The risk management division is linked to the Chief Executive Officer, led by a statutory officer appointed by the Board of Directors, receives support from the internal audit area and establishes direct dialogues with the Fiscal Council, the Audit Committee and the Board of Directors whenever irregular conducts are suspected by the members of the Board of Directors. The risk management division is independent and operates under its own budget.

The Company also has a Corporate Risk Management Committee, comprised by a representative from each operating division and reports to the Collegiate Executive Board.

Our risk management is guided by the Institutional Policy for Corporate Risk Management, which was approved by the Board of Directors and complies with the COSO – ERM international model – The Committee of Sponsoring Organizations of the Treadway Commission Enterprise Risk Management, as well as the standards issued by ABNT NBR ISO 31.000:2009 and ABNT ISO GUIA 73:2009. The Policy is complemented by the Risk Management Procedure and the Risk Dictionary.

Risks are identified and measured in terms of impact and the probability of occurrence and are subsequently assessed at the appropriate hierarchical levels in order to define mitigating actions required for each situation, which are updated annually. Risks are classified in four categories: strategic, financial, operational and compliance. Risks with significant and critical levels are monitored by the Collegiate Board and the Board of Directors. With this, we can develop mitigating actions and minimize the negative impacts of these scenarios, supporting the achievement of our strategic objectives.

A description of the risk factors can be found in item 4 of the Reference Form, which is available on the Company’s Investor Relations website, in the “Financial and Operating Information” section – Reference Form and IAN.

Internal Controls

Internal controls include adequately elaborating accounting records, preparing financial statements in accordance with the official regulations and properly authorizing transactions for acquiring, using and selling the Company's assets.

We have been promoting a structured and systematic assessment of internal controls for 15 years. Internal controls are currently guided by the internal controls framework of the 2013 Committee of Sponsoring Organizations of the Treadway Commission (COSO), and complies with section 404 of the Sarbanes-Oxley Act (SOX) and Law 13.303. The internal control assessment process is reviewed annually to consider new risks associated with the preparation and disclosure of financial statements and possible significant changes in the computerized processes and systems.

The assessment carried out on the effectiveness of the 2018 internal control environment identified only one significant deficiency related to the service account (support for the ERP system) with privileged access. Management performed tests to the system’s accesses, which indicated that actions taken by the account user were limited to those necessary to maintain the system, without any impacts on the Company's 2018 financial reports. Assessment on the 2019 fiscal year will be concluded in April 2020.

Internal control tests are performed by the internal audit area, which reports directly to the Chief Executive Officer and functionally to the Audit Committee.

External auditors

External auditors are responsible for auditing our financial statements and reviewing quarterly information and financing projects to ensure the reliability of the data presented.

Sabesp respects the principles that preserve the independence of the external auditor as to not audit their own work, exercise management roles and advocate for its client.

The Audit Committee, in line with our Bylaws, is responsible for evaluating the guidelines that provide for the hiring of services by external auditors. The Committee also recommends the Board of Directors on the hiring and dismissal of the external audits, in addition to having the duty to issue an opinion prior to hiring other services by the audit firm, or companies related to it, that are not common audit activities.

KPMG Auditores Independentes has been the Company’s external auditor since the review of the quarterly information (ITR) of June 30, 2016.

In 2019, the Company paid R$ 2.9 million for the audit of the financial statements, the review of the quarterly information and of project financing, among others. During the same period, KPMG provided the revision of Tax Compliance and training on matters that did not conflict with the audit services provided and which did not exceed 5% of the fees paid for the aforesaid services.

In 2019, KPMG Auditores Independentes also provided auditing services to Attend Ambiental S.A., one of Sabesp’s affiliated companies.

Management Compensation

The compensation guidelines for management, members of statutory committees and the Fiscal Council are defined by the Compensation Policy. In 2019, the total annual compensation should be approved by the shareholders at the annual general meeting. In 2019, the gross compensation amount, including legal benefits and charges, totaled R$ 6.7 million, including approximately R$ 1.3 million related to the variable compensation of the executive officers. For more information on compensation, please refer to item 13 of the Reference Form, which is available on the Company’s Investor Relations website, in the “Financial and Operating Information” section – Reference Form and IAN.

STRATEGY AND VISION OF THE FUTURE

Our mission is to provide water and sewage services, contributing to improve the quality of life and of the environment; with the Company’s goal being to become a worldwide reference in relation to the provision of sanitation services, in a sustainable, competitive and innovative way, with a focus on the customer.

Sabesp’s strategies and guidelines are based on an analysis of risks and opportunities, and in the pursuit of its vision for the future, the Company contributes to ensure the availability of water in its area of operations and to advance with the implementation of structures for the collection and treatment of sewage, with technical and economic feasibility and quality service management.

Since 2018, one of our strategic objectives has been to “Keep and Conquer Markets and New Businesses”. In this sense, during 2019, we added approximately 2 million individuals to our retail operations as a result of services in the municipalities of Guarulhos and Santo André (more details are available in the “Financial Performance – Wholesale Customers” section).

We constantly seek to improve our management processes and, in 2019, we highlight the start of an implementation phase for the opportunities identified in the Sabesp Management Model Project (concluded in 2018), which consisted of carrying out the Assisted Self-Assessment based on the National Quality Foundation Management Excellence Model (MEG). The integrated awareness, mentoring activities for developing solutions and new assessments activities scheduled for 2020 will allow us to continue to promote ongoing improvements in management processes in addition to achieving a systemic vision of the business and sharing good practices to obtain excellent performances.

The implementation of a CRM (Customer Relationship Management) system continues underway and it is expected to replace the current commercial information systems by 2021.

Balanced Goals

Within the proposed targets for 2019, we highlight the new water and sewage connections which exceeded our goals by 10% and 4.4%, respectively.

The ratio of households connected to sewage treatment reached 78%, above the 77% expected for the year and did not include the municipalities of Guarulhos and Santo André, which began to operate in 2019. The service and coverage goals were met within the characteristics of their indicators.

In 2019, Sabesp reduced its loss rate by 8 liters per connection per day. Although significant, this reduction was not enough to reach the established goal of 283 liters per connection per day.

Achievements in 2019 and Targets for 2020-2024	Achieved	Targets
	2019	2019	2020	2021	2022	2023	2024
Water Supply Service	Tending towards universalization (¹), (2)	Tending towards universalization (¹), (2)
Sewage Collection Service (%) (2)	84	85	85	85	86	87	88
Water Supply Coverage (2)	Tending towards universalization (¹), (2)	Tending towards universalization (¹), (2)
Sewage Collection Coverage (%) (²)	91	91	92	92	93	94	95
Ratio of Households Connected to Sewage Treatment (%) (3), (4)	78	77	74	75	82	84	85
New Water Connections (thousands)	204.8	186	194	187	187	187	177
New Sewage Connections (thousands)	237.0	227	240	240	240	233	233
Water Loss per Connection (liters/connection/day)	285	283	273	267	261	253	249

(1) Coverage equal to 98% or more. Service equal to 95% or more.

(2) For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(3) Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a single water supply connection and/or sewage connection.

(4) Excluding Guarulhos and Santo André in 2019.

Research, Development and Innovation

In 2019, the Company invested approximately R$ 17.4 million in its Corporate Research, Technological Development and Innovation Program (RD&I), which aims to organize and integrate its efforts in RD&I and create a portfolio of projects to support research and innovation programs.

Just as the electric energy and piped gas sectors, ARSESP approved in 2018 the use of 0.05% of the direct revenues for RD&I expenses as of 2020 through the Quadrennial Research and Technological Development Program for Innovation in Public Sanitation Services. The Company presented a portfolio of priority projects to be analyzed by ARSESP.

In line with the Company’s corporate planning, RD&I actions adopt the circular economy concept, in which waste is considered an input for new products and cycles. Among them, it is worth mentioning:

  The sequential implementation of integrated actions for liquid, solid and gaseous sewage treatment phases at the STP in Franca. This project aims to optimize processes and transform the plant into a resource recovery station. An additional project has also been implemented at that STP to transform biogas from the sewage treatment process into biomethane, which has been used to supply the Company's vehicle fleet in said municipality. The biomethane project is the result of a technical cooperation agreement with the Fraunhofer Institute in Germany. The STP treats an average of 500 liters per second of sewage and produces approximately 2,500 m³ of biogas on a daily basis, enough to substitute 1,500 liters of gasoline per day.

•

The plasma gasification system for processing sewage sludge generated at the Barueri STP, which converts sludge into inert glassy waste that can be reused in construction sites significantly reducing the final waste volume generated in the end of the sewage treatment process. The project received funding from the Financier of Studies and Projects (FINEP).

•	The use of aerators powered by photovoltaic energy, whose objective is to generate clean energy to improve the efficiency of sewage treatments, increasing the removal of organic load.
•

The use of sludge from the Water Treatment Plant as a raw material for base and sub-base pavements, adding value to a by-product. The project comes from a partnership with the São Paulo State University “Júlio de Mesquita Filho” (UNESP).

In addition, Biofiltration Units were also developed, with funding from FINEP, for controlling odors in the Pinheiros and Pomar sewage pumping stations.

Technological Innovation destined to research projects in higher education or research institutions in the State of São Paulo, whose themes originated from demands pointed out by the operational areas. Out of the 17 projects to date, the partnership generated seven requests for patents and one request for a software application. The program’s Third Call for Proposals was launched in February 2020.

Sabesp also invests in the development and implementation of Open Innovation actions that integrates ideas, thoughts, processes and research from different internal and external segments, aiming at improving their processes, products and services.

The Pitch Sabesp is an example which, through a public call for proposals in late 2018 launched 27 challenges in 5 different areas to select and test innovative solutions for challenges previously determined by the Company. Throughout 2019, areas where solutions will be tested were mapped for the technical conditions necessary for a controlled environment. The conclusion of the technical and financial feasibility assessment for the solutions is scheduled for 2020.

We also have a second Agreement with Fapesp, under the Innovative Research in Small-Sized Companies Program (PIPE), to support scientific and technological research in micro-, small- and medium-sized companies in the São Paulo State, with the objective of accelerating startups aiming at the development of innovative projects that solve challenges faced by the Company.

Sabesp publishes Revista DAE, a quarterly journal with scientific technical articles on sanitary engineering. In 2019, the journal achieved its 220th edition since its first edition and underwent a new assessment which raised it to the B1 category in the Qualis/CAPES system and is in its final publication phase.

WATER QUALITY AND SUPPLY SAFETY

The areas we operate offer universal access to water supply. However, this requires permanent actions in order to maintain efficient services, water security and follow the geographic and demographic growth of the municipalities. In 2019, we invested R$ 2.5 billion in water supply services.

The Metropolitan Area and its Challenges

With the start of operations in Guarulhos and Santo André, in 2019 we covered 36 of the 39 municipalities that comprise the SPMR , where we are responsible for supplying the 21 million inhabitants, of which 20 million are directly served.

The supply of the SPMR is done through the collection and treatment of water by nine integrated producer systems, with a production capacity of 81.7 m³/s. Large mains transport water to the reservoirs installed in the different regions of the metropolitan area, guaranteeing higher reserves of treated water and constant supply to the regions which are remotely located from the main water systems.

Through long-term planning, the Metropolitan Water Program (PMA) considers variables such as population growth and the production and transportation capacity of water to regions with increasing consumption, in addition to seeking the anticipation of events caused by climate changes that can possibly impact the system, such as changes in rainfall, flows, inflow and availability of water sources.

With nearly 25 years of existence, the program has already promoted the expansion of water production capacity in the SPMR of 23.8m³/s, an increase of 42% compared to a population increase of 28% in the same period.

In 2019, we invested approximately R$ 185.1 million in the program, in which we highlight the conclusion of the first phase of the Genesis System, which aims to bring more security to the water supply of the West region of the greater São Paulo area, in addition to the construction works for networks and pipelines, which expanded the interconnection between systems and reservoirs.

Water Security in the Metropolitan Area was Challenged in 2019

The increase in water security resulting from PMA actions was tested once again, in 2019. The low inflow of the Cantareira System (inflow of only 57% of the historical average) it would have emptied the System if it were not for the two major infrastructure works that began to “import” water from other reservoirs out of the Alto Tietê basin, in the SPMR.

One of these systems, the São Lourenço Producer System, supplies treated water to regions previously served by Cantareira. The Jaguari-Atibainha interconnection, on the other hand, allowed water to be supplied by the Paraíba do Sul basin to the Cantareira System.

In operation since the first half of 2018, both systems added 445 million m³ of water to the SPMR , corresponding to 45% of the Cantareira system’s total volume. In 2019 alone, 250 million m³ were added, a volume that is similar to the sum of the capacity of the Guarapiranga and Cachoeira dams, belonging to the Cantareira System (which belongs to the Cantareira System).

In 2019, with the exception of Cantareira System (which registered low inflows), our water systems had satisfactory inflow that resulted in a 14% increase in total water storage volume versus 2018. The improved integration between systems reduced the reliance on the Cantareira System to supply the SPMR . In 2019, the average water volume removed from the System was 24 thousand liters per second, 20% less than the amount permitted by the granting authority.

The consolidation of more rational water consumption habits was reflected in the satisfactory water storage levels of the systems as well in water production (62.6 m³/s). In 2019, residential customers consumed an average of 129 liters per person/day.

Even with a universal supply in the operated areas, many irregular residential settlements still exist with precarious water supply due to improvised connections that are subject to contamination.

To face this problem, we created the Água Legal (Legal Water) Program to promote the installation of supply systems in communities with high social vulnerability after necessary legal authorizations are obtains since legislation still prevents services to be offered in irregular land occupations.

During the first three years since the launching of the Program, nearly 115 thousand families living in irregular housing units in the SPMR had their water connections regularized.

In addition to offering better health and quality of life, the Program plays an important role in terms of citizenship as it enables residents to have a formal proof of address in addition to qualifying them in the social tariff category. The replacement of irregular networks also contributes to the reduction of water loss, which was greater with the improvised connections.

Protection of water sources in the Metropolitan Area

We promote different initiatives aimed at protecting the main sources of water supply for the metropolitan area. These springs have already scarce resources due to disorganized urban occupation, deforestation of vegetation surrounding their margins and pollution carried by rain into their bodies of water.

In 2019, we planted over 144 thousand seedlings in the vicinity of the Cantareira Reservoir. The initiative is part of the Metropolitan Green Belt Program which was created to contribute with the protection of riparian forests and reforestation of regions surrounding these dams, in partnership with the Nascentes (Springs) Program of the Government of the São Paulo State.

As a whole, 330 km2 of Atlantic Forest are being preserved in the surrounding areas of water basins, which enables the conservation and preservation of good water quality.

Through the Nossa Guarapiranga (Our Guarapiranga) Program, over the past 9 years we have been cleaning one of the most important metropolitan springs, responsible for supplying water to approximately four million people.

Through the use of collecting boats and several eco-barriers, we removed furniture, plastic containers, televisions, and other waste materials that contaminate the reservoir and disrupt water inflows.

From 2011 to 2019, the Program removed a total of 178 thousand m³ of waste from the reservoir (equivalent to the volume of the lake in Parque Ibirapuera), being 21 thousand m³ in 2019 alone.

Water Supply in the Coastal Region

After the SPMR , the coastal region represents the second biggest challenge for water supply due to the high temperatures and a large number of tourists during the summer periods.

In order to meet higher demand during these peak periods, the service is provided through an integrated system, similar to the concept of the SPMR system.

The water that supplies the nine municipalities of the Baixada Santista region is captured directly from 26 rivers coming from Serra do Mar state park and treated in 16 producing systems, which together have the capacity to treat 11.7 m³/s, and is transported to the 83 sectoral reservoirs to be distributed to approximately three million people, including residents and tourists.

The strengthening of the water production and distribution capacity on the coastal region is part of the Água Litoral (Coastal Region Water) Program, which brings together permanent actions to increase security of supply. In 2019, we began the duplication works of the Mambu-Branco Producer System in Itanhaém municipality, which is expanding the capacity of the treated water reservoir by creating four reservoirs, with a total capacity of 40 million liters of water.

In Peruíbe municipality, we inaugurated a water treatment Plant (WTPs) with a capacity of 270 liters of water per second and the new Guaraú Reservation Center, thus expanding water security and the quality of the water supplied in the municipality. In Guarujá, we began the implementation of more than 20 km of new networks and pipelines to strengthen the service provided.

We also advanced in the northern coastal region, which has 20 water treatment plants (WTPs) and 51 sectoral reservoirs to supply the systems of the São Sebastião, Caraguatatuba, Ubatuba and Ilhabela municipalities. In 2019, we removed silt from the water collection system, implemented new networks, expanded reserves and sectorized distribution by neighborhoods, aiming at reducing losses and oscillations in the systems.

Water Supply in the Inland Region

As the water supply situation was resolved in the main operated areas, our actions in the inland regions of the state continues to be focused on operational improvements to increase efficiencies, in addition to execute works that guarantee safety in regions with less water availability.

We highlight the beginning of the construction of the Rio Pardo water dam, which will benefit the municipality of Botucatu. In Cabreúva, located in a region with the lowest water availability in the inland regions of the State of São Paulo, we opened deep wells and pipelines that expanded water availability by 1.3 thousand m³/day, in addition to opening a WTP, reservoirs and elevations.

In Várzea Paulista, we concluded the automation and duplication system for the production capacity of the municipality's WTP, which increased its water availability from 75 l/s to 150 l/s and we initiated works at two reservoirs with capacity for 2 thousand m³/day of treated water each, in addition to substituting 12 km of network.

The start of operations in the municipality of Aguaí, in June 2019, also demanded urgent actions to normalize water supply, such as pipeline networks and drilling of wells.

Combating Water Loss

Another fundamental pillar for promoting water security and supply is the reduction of water loss, which is a permanent challenge to the activity due to aging pipes, equipment and water meters, as well as frauds.

For more than two decades, fighting water loss has been part of our operational routine. In 2009, this work was intensified with the creation of the Corporate Loss Reduction Program.

The total loss indicator is subdivided into two categories: real losses and apparent losses (commercial). Real losses correspond to leaks in the pipelines and amounted to a total of 19% in 2019. Apparent losses – water consumed but not accounted for are the result of fraud, commercial registration failures and inaccurate measurement by the water meters, as a result of their ages – corresponded to 10% in 2019. The sum of these two indicators results in total losses of 29% in 2019. In terms of absolute loss, it corresponded to 285 liters per connection per day.

The target regions for improvement interventions are defined based on technical studies that consider factors such as the age of the networks and leaks incidents. In 2019, R$ 930 million were invested for replacement and maintenance of networks, extensions, water meters, among others. In 2012, the Program began a financial and technological partnership with JICA (Japan International Cooperation Agency).

In 2019, we also began to install 100,000 smart water meters at the largest customers in the SPMR , which will have their consumption measured remotely by using IoT (Internet of Things) technology, allowing faster identification of consumption anomalies during night period, which indicates leaks in the system.

Water Reuse at Sewage Treatment Plants (STPs)

Sewage recycling to produce reuse water is an initiative to encourage the sustainable use of water. The use of reuse water for industrial purposes, cleaning streets and irrigating parks and gardens results in significant savings of water that could be used for human consumption but was used for other purposes.

We are installing at the STP in the ABC region, located between the municipalities of São Paulo and São Caetano do Sul, our Aquapolo Ambiental operations, which is jointly managed with GSInima. The plant currently produces on average 360 l/s of reuse water to serve industries in the Capuava Petrochemical Complex, in addition to three other key industries in the ABC region. The plant has a water reuse production capacity of 650 l/s (with an adductor of 1m³/s). The municipalities of Guarulhos and Santo André, which began to be served by Sabesp in 2019, also created new opportunities for the expansion of this segment with new customers.

In addition, we promote the water reuse technology at the ETEs in São Miguel Paulista, Jesus Neto, Parque Novo Mundo and ABC.

Rational Water Use

The PURA (Rational Water Use Program) is an initiative to promote conscious water consumption by readjusting the hydraulic structure of public administration buildings.

Municipal, state or federal schools, hospitals, public restrooms, jails or day care centers who join the program receive low-consumption equipment, new plumbing systems and maintenance support to repair leaks.

At the same time, lectures are held to discuss the conscious use of water, which is aimed at forming multipliers of the sustainability message. We ended 2019 with 11.3 thousand benefited properties. Participants are given a consumption reduction target which, if achieved, entitles them to a 25% discount on their water bills.

Quality Water as a Priority

Along with water security and operational efficiency, quality water is a priority guideline for serving our 28 million customers. The quality of the water distributed complies with the parameters required by Health Ministry Ordinance 2.914/11, which establishes the procedures and standards for human consumption. The measurement of drinking conditions for the water is done from the collection points, which then flows into treatment at stations and is distributed to end consumers.

Our 16 health control laboratories perform nearly 90 types of tests and more than 90 thousand analyses are carried out each month to measure parameters of turbidity, color, chlorine, total coliforms, metals and agrochemicals, among other items. Most of the laboratories are accredited by the National Institute of Metrology, Quality and Technology (Inmetro).

Since 1996, we have maintained a team of 140 tasters who are qualified to evaluate possible variations in flavor, aroma and coloring. The results guide any preventive or corrective adjustments in the treatment process of the stations.

EXPANSION OF HEALTH INFRASTRUCTURE AND RECOVERY OF WATER RESOURCES

The sanitation infrastructure directly reflects the reduction of infant mortality, the decrease of hospitalizations due to waterborne diseases and the improvement in the quality of water in rivers and springs, in addition to influencing the creation of jobs and income by improving the tourism and real estate sectors.

In this sense, the ongoing expansions of our sewage collection and treatment services in 372 municipalities in São Paulo places Sabesp as an important driver of environmental sustainability and socioeconomic development in the State.

To support this universe, our infrastructure contains 8.3 million connections and 56 thousand km of collection networks that conducts sewage for treatment at 569 STPs. Jointly, they are capable of treating 57.3 thousand l/s of sewage.

In 2019, we continued to expand sewage collection and treatment services, which required investments of R$ 2.6 billion.

In the municipalities operated in December 2019, we registered average rates of 91% for the provision of a sewage collection network (coverage), 84% for the sewage collection service (effective connections in the networks) and 78% (not including Guarulhos and Santo André) of households connected to the sewage treatment network.

The São Paulo Metropolitan Region (SPMR) and its Sanitation Challenges

We are responsible for sanitation services in 36 of the 39 municipalities that make up the SPMR, considered one of the largest urban agglomerations in the world. Characteristics such as overpopulation, large territorial extension and disorganized housing occupations resulting from little or no urban planning, place this region at the top of the list of the most challenging areas for the expansion of sewage services.

Operating in this environment requires concentrated efforts to enable the ongoing expansion of collection and sewage treatment services aimed at improving the population’s life quality and progressively revitalizing urban rivers.

The Tietê Project

To face this challenge, we continue with the structural interventions at the Tietê Project which, given the volume of investments and required construction works, it is considered the largest environmental sanitation program in the country. Since the beginning of the project, in 1992, we have taken sewage collection and treatment services to more than 11 million people in the SPMR.

Over these 27 years, the program used its own resources and financing from the IDB (Interamerican Development Bank), BNDES (National Bank for Economic and Social Development) and Caixa Econômica Federal (Federal Savings Bank) to expand its network of interceptors, trunk collectors and its sewage collection and transportation system from the metropolitan area to the treatment plants, with installed treatment capacity leaping from 8.5 thousand liters per second, in 1992, to the current 26 thousand liters per second. With the expansion of the collection and transportation infrastructure, the effective treatment increased from 4 thousand liters per second to the current 20.6 thousand liters per second during the same period.

The project is at the end of its 3rd phase and will anticipate the start of works of the 4th phase. In 2019, we invested R$ 454 million, highlighting the works for the Tietê Interceptor, the Piqueri Sewage Pumping Station, the new Anhangabaú Trunk Collector and the Tamanduateí Interceptor, benefiting approximately 2.2 million people.

For the city of Guarulhos, which was recently incorporated into our operations, we are planning the necessary works to increase our services, which as a consequence will gradually reduce the pollution load that reaches the Tietê River.

Joining Forces for the Pinheiros River

In 2019, the actions carried out by the Tietê Project for the universalization of basic sanitation and improvement of the water bodies in the SPMR received support from the Novo Rio Pinheiros project.

The project, which is a partnership between several entities of the Government of the State of São Paulo and the Municipality of São Paulo, aims to reintegrate the Pinheiros river into the city's routine by the end of 2022, eliminating its odors and possibly regaining its aquatic life. Since it is an urban river, water activities will not be feasible, but the population will be able to use its margins for other out-of-water sports and leisure activities.

As we are responsible for the sanitation, our mission is to expand the sanitary infrastructure by connecting with new homes and installing networks and trunk collectors to send most of the sewage materials at the Pinheiros basin for treatment. We began works in 2019 and expect to transport 2.4 thousand l/s of sewage for treatment by the end of the project.

In regions with precarious and irregular occupations, where technical and legal restrictions exist for the implementation of conventional collection structures, we will directly treat stream waters in mini treatment stations known as URQs (Water Quality Recovery Units in irregular areas).

The remuneration for the works being hired is calculated on the contractor's performance as a key remuneration factor – a model in which payment depends on the number of new properties connected to the sewage treatment system and the improvement in the quality of stream waters.

Recovery of Urban Streams

In 2019, we concluded the sanitary adjustments in the surroundings of Córrego Traição, in the municipality of São Paulo. The actions are part of the Córrego Limpo (Clean Stream) Program, an initiative carried out since 2007 in partnership with the municipal government of São Paulo, which seeks to improve the water conditions of urban rivers, in addition to cleaning and maintaining the surrounding areas of these rivers.

In 2019, we invested R$ 9.6 million in the program, reaching the mark of 152 unpolluted streams and directly benefiting 2.5 million people who live in the surrounding areas of the unpolluted basins and indirectly benefitting the entire population of the State of São Paulo.

Expansion of the Billings Dam

As our activities are rooted in the Billings dam, one of the most important basins located in the Greater ABC area of the SPMR, through the Pró-Billings project we are advancing in the expansion of the dam’s sanitation capacity to improve water security and the life quality of the population it serves.

In addition to the installation of networks, collectors, elevators and sewage connections already initiated, we also began, in 2019, to execute works for a trunk collector to transport sewage generated by 382 thousand people from the São Bernardo do Campo and Diadema regions to the ABC sewage treatment plant, located on the border of São Paulo and São Caetano do Sul municipalities.

When the three phases of the program is concluded, the sewage treatment collection rate in São Bernardo do Campo will double, from 29% to 60%. In Diadema, the rate will jump from its current level of 55% to 84%.

Treating Non-Residential Sewage

The irregular disposal of sewage from the industrial production process is one of the main causes of water pollution in the most industrialized region of Latin America. In addition to threatening people's health, this pollution increases water treatment costs and, in some cases, may impede water collection for treatment and distribution, thus affecting the region's water availability.

Given this scenario, in 2014 we created Attend Ambiental, a public-private partnership installed nearby the Barueri STP for the pre-treatment of non-residential sewage and complying within the standards provided by environmental legislations.

In 2019, approximately 2.1 million m³/s of this type of sewage was treated. The entire volume is subsequently sent to conventional treatment at the Barueri ETE. Throughout 2019, we began operating the gray (oily compounds), blue (volatile organics) and red (bentonite sludge) lines, expanding the services we offer and increasing our customer portfolio.

Sanitation in the Inland and Costal Regions of the State of São Paulo

Over the course of its 12-year existence, we developed the Onda Limpa (Clean Wave) Program, which is the largest environmental sanitation program on the Brazilian coastal regions.

The Program is financed by JICA (Japan International Cooperation Agency) and BNDES (National Bank for Economic and Social Development) and, as part of its 2nd stage, we initiated the construction of two ocean disposal systems in Praia Grande, which joins two sewage preconditioning stations, in addition to the construction to approximately 6.5 km of ground emissaries and 650m extension of each submarine outfall. Approximately 650 thousand people will benefit from the works, including tourists and residents.

Since the implementation of the program, the coverage ratio of sewage collection networks in the Baixada Santista region jumped from 62% to 82%.

In the North Coastal region of the State of São Paulo, the coverage ratio of the sewage treatment corresponds to 70% and 100% of the total collected sewage. More than a decade ago, when the program started, sewage collection in the region was only 36%.

In the inland regions of the State of São Paulo, sewage collection and treatment continued to advance with the start-up of six STP, installation of collection networks and provision of services in isolated communities in relation to urban centers and in regions with low economic and social indicators.

In 2019, we carried out several interventions for the operational improvement of our systems, such as advances in the automation process of our sewage elevators, which favors the efficiency and safety of the system, and the identification of STPs that have potential for operational eco-efficiency through by-products used in its process, such as reuse water and biogas for energy generation.

Greater Access for Low Income Families

To serve customers with lack of economic conditions to connect their sanitary installations with our networks, we developed the Pro-Connection Program in 2011, which operates under the name Se Liga na Rede (Connect to The Network). Carried out in partnership with the State Government, the initiative is aimed at low-income families (up to three times the monthly minimum wage) and seeks to avoid irregular sewage disposal.

As part of the program, the costs of installing interconnections are sponsored by the government (80%) and Sabesp (20%). In the neighborhoods served, we have agents of the Se Liga program, which commonly comprise of residents of these location who visit the homes and explain the advantages of connecting to the collection network.

Since the beginning of the program, more than 100 thousand people have benefited from 29.7 thousand sanitary connections and adjustments inside the bathrooms of 29 thousand homes, of which 3.4 thousand homes were connected in 2019.

Families that participate in the program are also included in the Social Tariff category, which stipulates a symbolic value for the use of water and sewage services (approximately R$ 16.00 for a consumption of up to 10 m³).

Recovering Rivers in the State of São Paulo

Our sanitation actions directly collaborate to improve the water quality of the main rivers in the State of São Paulo and their valleys, in addition to the many water streams used by the communities.

We consider the symbolic achievements such as the notable reduction of pollution spots in the Tietê river (in the São Paulo/capital direction) and the improvement in the water quality of rivers such as Jundiaí, Paraíba do Sul and Sorocaba. In addition, investments made in the Vale do Ribeira region also reflected in the excellent water conditions of the Paranapanema river, which separates the states of São Paulo and Paraná, which has one of the best water quality ratings in the country.

However, although it is obvious that sanitation work plays a vital role in the improvement of water bodies, the origin of the pollution of rivers and streams also lies in the industrial effluent that has been disposed of in an irregular way and garbage thrown into urban streets. Another aggravating factor comes from the disorderly occupation of the soil, especially with the clandestine illegal dumping of sewage in rainwater drains.

Therefore, and it is essential that society and municipalities take action to ensure the correct disposal of garbage, as is the proper residential connection to sewage collection networks and the cleaning of the cities in order to inspect irregularities.

Solid Waste Management

Conventionally, sludge from water and sewage treatment systems is sent to landfills. On the other hand, in the SPMR and other densely populated regions in the inland regions of the state, we treat the leachate generated in municipal landfills in order to reduce its environmental impact.

However, in recent years we carried out a series of studies and projects aimed at searching for economic and environmentally sustainable solutions for the final disposal of sludge, such as:

•	heat treatment for sludge by using plasma technology, which converts sludge into glassy waste that can be potentially applied as reuse material in civil construction works,
•	the Waste to Energy project, which promotes thermal treatment of sludge to generate electric energy from biogas produced at the station,
•	organic fertilizer obtained by drying sludge by solar irradiation at sewage treatment plants,
•	biogas from the sewage treatment at the Franca STP to be used in vehicles.

These actions to the sustainability of the entire sewage treatment process, with a view to reducing operating costs and also reducing the amount of sludge disposed of in landfills. In the case of the biomethane, it also helps reduce the greenhouse gas emissions which are produced by conventional fuels.

EXPANDING THE MARKET TO REVENUE RESOURCES AND BETTER INVESTMENTS

In 2019, we had great achievements and consolidated our position as the largest sanitation service provider in the country. After proving our operational and financial resilience when we faced the biggest water crisis in our history (in 2014-2015), we showed our competence in securing important markets, such as the cities of Guarulhos and Santo André, located in the SPMR, guaranteeing revenues and solving debt issues in municipalities that until then only received wholesale services.

In addition, our confidence in the credit and public, private and capital markets was reflected when we obtained important financing and debt instruments, which allowed us to maintain our investment plans, and position ourselves as the company with the highest amount of investments in the Brazilian sanitation sector. The Company’s value was also perceived by the capital market, with an 92.3% increase in the price of our share.

Municipalities Served through the Wholesale Model

In 2019, we continued to make efforts to settle the commercial and default situations with municipalities that are served on a wholesale basis.

In January 2019, we began to serve the municipality of Guarulhos with water and part of the sewage services in the retail segment as a result of the service agreement signed in 2018. In December, the agreement was amended we began to provide full sewage services to the municipality.

In July 2019, we signed a Service Agreement and an Amendment Term with the municipality of Santo André, in which we negotiated an amendment term with a payment schedule for the city’s outstanding debts. With these agreements, Sabesp, the municipality of Santo André and Semasa (Serviço Municipal de Saneamento Ambiental de Santo André) agreed that the amount owned by government authority was paid through the transfer of sanitation services during a 40-year term. The assets constituted by the Semasa which are linked to sanitation services were also transferred to the Company. More information on the content of the Agreement and the Amendment Term is available in the Material Fact disclosed on July 31, 2019 and Note 9 to the Financial Statements.

In August 2019, we signed a new intent agreement with the municipality of Mauá. On January 16, 2020, a Municipal Law authorized the Executive Branch to sign agreements, contracts, amendments and any other adjustments between the State of São Paulo, Arsesp and Sabesp.

Regulatory Scenario

Since 2018, the federal government is discussing changes to laws related to basic sanitation. In December 2018, the Presidency of the Republic published Provisional Measure No. 868 (MP 868), which proposed a change in the sanitation regulatory framework but lost its effectiveness on its deadline date in June 2019.

The content of MP 868 was transformed into the Bill 3.261/19, which was submitted to the House of Representatives in December 2019 and was approved as Substitute Bill 4.162/19, and now awaits approval by the Senate. Currently, it is not possible to predict the effects of the approval of this Bill on the Company's business, operations and financial conditions.

Financial Performance

In 2019, the Company achieved a net profit of R$ 3.4 billion, compared to the R$ 2.8 billion reported in 2018, up by 18.8%.

Net operational revenue (including construction revenue) totaled R$ 18.0 billion, increasing by 11.8% over the previous year.

Gross operating revenue from the provision of sanitation services (excluding construction revenue) totaled R$ 16.1 billion in 2019, increasing by R$1.9 billion, or 13.2%, over the R$ 14.3 billion reported in 2018.

The increase in gross operational revenue can mainly be attributed to the following factors: (i) the 3.5% tariff repositioning since June 2018 and a 4.7% tariff repositioning since May 2019, impacting operating revenue by approximately 4.4%; (ii) a 2.7% increase in total volume billed, being 2.4% in water and 3.1% in sewage, excluding the volumes in Guarulhos and Santo André; and (iii) the formalization of the agreement with the municipality of Santo André in July 2019, increasing operational revenues by R$ 1,357.3 million.

Construction revenue declined by R$ 143.8 million, or 5.1% compared to 2018. The variation is mainly due to greater investment made in the construction of assets in 2019.

Volume of water and sewage billed (1) by category of use – million m3
	Water			Sewage			Water + Sewage
	2019	2018	%	2019	2018	%	2019	2018	%
Residential	1,645.5	1,607.0	2.4	1,415.4	1,375.6	3.0	3,060.9	2,981.6	2.7
Commercial	170.1	166.8	2.0	165.9	161.3	2.9	336.0	328.1	2.4
Industrial	31.4	31.0	1.3	38.5	37.7	2.1	69.9	68.7	1.7
Public	42.0	40.4	4.0	38.3	36.4	5.2	80.3	76.8	4.6
Total Retail	1,889.0	1,845.2	2.4	1,658.1	1,610.0	3.0	3,547.1	3,455.2	2.7
Wholesale (2)	82.9	262.7	2.1	16.0	13.9	15.1	98.9	95.1	4.0
Subtotal	1,971.9	1,926.4	2.4	1,674.1	1,623.9	3.1	3,646.0	3,550.3	2.7
Guarulhos (4)	73.7	110.7	(33.4)	64.0	-	-	137.7	110.7	24.4
Santo André (5)	67.1	70.8	(5.2)	28.9	17.2	68.0	96.0	88.0	9.1
Total	2,112.7	2,107.9	0.2	1,767.0	1,641.1	7.7	3,879.7	3,749.0	3.5

Volume of water and sewage billed (1) by region – million m3
	Water			Sewage			Water + Sewage
	2019	2018		2019	2018		2019	2018
Metropolitan	1,222.7	1,194.5	2.4	1,073.8	1,043.8	2.9	2,296.5	2,238.3	2.6
Regional (2)	666.3	650.7	2.4	584.3	566.2	3.2	1,250.6	1,216.9	2.8
Total Retail	1,889.0	1,845.2	2.4	1,658.1	1,610.0	3.0	3,547.1	3,455.2	2.7
Wholesale (3)	82.9	262.7	2.1	16.0	13.9	15.1	98.9	95.1	4.0
Subtotal	1,971.9	1,926.4	2.4	1,674.1	1,623.9	3.1	3,646.0	3,550.3	2.7
Guarulhos (4)	73.7	110.7	(33.4)	64.0	-	-	137.7	110.7	24.4
Santo André (5)	67.1	70.8	(5.2)	28.9	17.2	68.0	96.0	88.0	9.1
Total	2,112.7	2,107.9	0.2	1,767.0	1,641.1	7.7	3,879.7	3,749.0	3.5

(1) Not audited

(2) Consisting of the coastal and inland regions

(3) Wholesale includes the volumes of re-use water and non-domestic sewage

(4) Retail billed volume in 2019 and wholesale volume in 2018

(5) Retail billed volume since October 2019 and wholesale volume in September 2019

In 2019, costs, administrative and commercial expenses and construction costs increased by 12.0% (R$ 1,313.4 million). Disregarding the effects of construction costs, the increase was 14.3% (R$ 1,171.7 million). The share of costs and expenses in net revenue was 68.2% in 2019, versus 68.0% in 2018. For further information regarding the composition and changes in costs and expenses, see the Earnings Release, which is available on the Company’s website at www. Sabesp.com.br/investidores, in the Financial and Operational Information item on the top menu.

Adjusted EBITDA increased by 14.8%, increasing from R$ 6,540.6 million in 2018 to R$ 7,510.5 million in 2019, and the adjusted EBITDA margin reached 41.8 % in 2019 versus 40.7% in 2018. Excluding the effects of construction revenue and costs, the adjusted EBITDA margin was 49.5% in 2019 (versus 48.8% in 2018).

Reconciliation of Adjusted EBITDA[1] (Non-accounting Measurements) (R$ million)
	2019	2018	2017	2016	2015
Net income	3,367.5	2,835.1	2,519.3	2,947.1	536.3
Financial result	1,033.7	1,264.3	458.1	(699.4)	2,456.5
Depreciation and amortization	1,780.2	1,392.6	1,301.9	1,146.6	1,074.1
Income and social contribution taxes	1,310.4	1,077.3	984.3	1,181.9	51.2
Other operating revenues/expenses, net[2]	18.7	(28.7)	5.7	(4.7)	(143.8)
Adjusted EBITDA	7,510.5	6,540.6	5,269.3	4,571.5	3,974.3
Adjusted EBITDA margin	41.8	40.7	36.1	32.4	33.9
Construction revenues	(2,946.5)	(2,802.7)	(3,150.9)	(3,732.9)	(3,336.7)
Construction revenues	2,881.4	2,739.7	3,080.5	3,651.4	3,263.8
Adjusted EBITDA excluding construction revenues and costs	7,445.3	6,477.6	5,198.9	4,490.0	3,901.4
Adjusted EBITDA margin excluding construction revenues and costs	49.5	48.8	45.4	43.3	46.6

1 Adjusted EBITDA (“Adjusted EBITDA”) corresponds to net income before: (i) depreciation and amortization expenses; (ii) ) income tax and social contribution; (iii) the financial result and (iv) other net operating revenues/expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or the IFRS - International Financial Reporting Standard, nor should it be considered in isolation or as an alternative to net income, as a measure of operational performance, or as an alternative to operational cash flows, or as a liquidity measure. Adjusted EBITDA has no standardized meaning, and the Company’s definition of Adjusted EBITDA may not be comparable to those used by other companies. The Company’s management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to evaluate performance and compare companies. Other companies may calculate Adjusted EBITDA in a different way to the Company. Adjusted EBITDA is not part of the financial statements.

Adjusted EBITDA is designed to present an indicator of operational economic performance. Sabesp’s adjusted EBITDA is equal to net income before net financial expenses, income tax and social contribution, depreciation and amortization, and other net operating revenues/expenses. Sabesp’s Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in the tax burden, or levels of depreciation and amortization. As a result, Adjusted EBITDA serves as an appropriate instrument for a regular comparison of operating performance. In addition, there is another formula for calculating Adjusted EBITDA that is adopted in clauses of some financial commitments. Adjusted EBITDA allows a better understanding not only of operational performance but also of the Company’s ability to meet its obligations and raise funds for investments in capital goods and working capital. However, Adjusted EBITDA, has limitations that prevent it from being used as an indicator of profitability because it does not take into account other costs resulting from Sabesp’s activities or certain other costs that may significantly affect its profits, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

2 Other operational revenues consist of gains on sales of property, plant and equipment, sales of public notices, sale of electricity rights, indemnification and reimbursement of expenses, fines and sureties, leasing of real estate, re-use water, Pura’s projects and services and are shown net of Cofins and Pasep. Other operational expenses consist of the write-off of concession assets due to obsolescence, deactivated construction works, unproductive wells, economically unviable projects, loss of fixed assets and surplus cost of commercialized electricity.

Investments

In 2019, the Company invested a total of R$ 5.1 billion. Of this amount, R$ 2.1 billion are non-cash investments. The table below details the investments made, broken down between water, sewage and the region:

	Water	Sewage	Total
São Paulo Metropolitan Region	2,033.0	2,084.3	4,117.3
Regional Systems (inland and coast)	419.9	530.8	950.7
Total	2,452.9	2,615.1	5,068.0

Note: Does not include the commitments assumed under the program agreements (R$ 331 million).

For the 2020-2024 period, the Company plans to directly invest approximately R$ 20.2 billion in cash, of which R$ 8.1 billion will be in water and R$ 12.1 billion in sewage collection and treatment:

Indebtedness

In 2019, total debt remained very close to that of 2018, at R$ 13.2 billion. The R$/US dollar exchange rate ended the year at R$ 4.0307, an appreciation of 4.0% over 2018. The R$/Yen exchange rate went from R$ 0.03527 on December 31, 2018, to R$ 0.03715 on December 31, 2019, an appreciation of 5.3% in the period.

Amortizations in 2019 totaled R$ 2.1 billion. In February 2019, we amortized the final payment of the 15th Debentures Issue, in the amount of R$ 361.6 million. In March 2019, we executed an early redemption of the outstanding balance of the 20th Debentures Issue, in the amount of R$ 250 million and, in October 2019, we made a final amortization of an outstanding loan hired in 2016 (Deutsche Bank US$ 150 million), in the amount of R$ 153.7 million.

Although the total debt amount was maintained stable, there was a reduction in the covenant ratio (financial leverage indicator) “Total Debt/Adjusted EBITDA”, from 1.99x in 2018 to 1.75x in 2019. This level of indebtedness is significantly lower than the contractual limit of 3.65x, which was required for the 17th Debentures Issue, the 2020 Eurobond and the AB Loan.

The most recent debt issued included a covenant ratio “Adjusted Net Debt/EBITDA”, with a limit of 3.5x, with Net Debt corresponding to Total Debt minus cash and cash equivalents, in addition to net marked-to-market value of foreign currency-denominated hedge transactions, as defined in the issue deeds. This change seeks to align the indebtedness indicator with market practice, which for the most part uses the net debt numerator. At the end 2019, the covenant ratio “Adjusted Net Debt/EBITDA” stood at 1.45x.

The Company has frequent access to the domestic and international credit markets, maintaining strong relationships with public sector banks, particularly the National Bank for Economic and Social Development (BNDES) and the Federal Savings Bank (Caixa Econômica Federal), as well as multilateral agencies such as the IDB (Inter-American Development Bank), IBRD (International Bank for Reconstruction and Development) and JICA (Japan International Cooperation Agency). This mix and diversity of sources results in a very extended debt amortization profile, at financing costs compatible with its investment cycle, particularly those granted by domestic official banks and multilateral lending agencies.

External Debt

As of December 31, 2019, external debt accounted for 48% of the Company's total debt exposed to the exchange variation of the Brazilian real against the dollar and the Yen, corresponding to financing from multilateral and official banks, as well as debts with the capital and credit markets.

In November 2019, considering the Brazilian and international macroeconomic conditions and their impact on interest and exchange rates, the Board of Directors approved a new guideline for the management of the Company's external debt, in order to include initiatives to capture opportunities that consequently decrease the currency exposure of its debt.

In the case of debts with multilateral agencies and official banks, some signed agreements already include a currency exchange clause, thus waiving the use of private hedging instruments our they can be amended for this purpose. For other foreign currency-denominated debts, the Company may use private exchange rate hedging instruments.

The ratings assigned to Sabesp by the main risk agencies did not change in 2019. Thus, the Company’s ratings at the end of 2019 were as follows:

	Fitch	Moody’s	S&P
Domestic Scale	AA(bra)	Aa2.br	brAAA
Global Scale	BB	Ba2	BB-

Fund-raising Initiatives

In 2019, the Company contracted a sum of R$ 1.3 billion in local currency, used to rebuild cash and to refinance financial commitments, and an additional US$ 550 million to finance its investment plan.

In May 2019, the Company carried out its 23rd Debentures Issue, in the amount of R$ 866.8 million, divided in two series. The first series, in the amount of R$ 491.8 million, maturing in 5 years, with single repayment and remuneration of the CDI rate + 0.49% p.a., and the second series, in the amount of R$ 375 million, maturing in 8 years, with repayment in three annual installments and remuneration of the CDI rate + 0.63% p.a. The funds were used for the refinancing of financial commitments that matured in 2019 and to rebuild cash.

In July 2019, the Company carried out its 24th Debentures Issue, in the amount of R$ 400 million, divided in two series. The first series, in the amount of R$ 100 million, maturing in 7 years, with single repayment and remuneration of the IPCA rate + 3.20% p.a., and the second series, in the amount of R$ 300 million, maturing in 10 years, with repayment in three annual installments and remuneration of the IPCA rate + 3.37% p.a. The funds were used for the execution of investment projects in the basic sanitation sector for adequacy and modernization of water supply systems, with the main objectives of controlling and reducing losses in the 71 municipalities in the State of São Paulo, approved by the Decree 635 issued by the Cities Ministry.

In 2019, we also signed 8 financing loans with Banco do Brasil, in a total amount of R$ 22.4 million. These loans were issued within the scope of the State Water Resources Fund (Fehidro). The resources are destined for works and basic sanitation services in the municipalities of São Paulo, Suzano, Ribeirão Pires, Itapecerica da Serra, Caraguatatuba, Taubaté, Presidente Prudente and Lorena. The loans mature in up to 54 months, with grace periods of up to 18 months and interest rates of 3.00% p.a.

In November 2019, the Company signed a financing loan with the Inter-American Development Bank, in the amount of US$ 300 million to be used for the Phase IV of the Rio Tietê Depollution Program in the SPMR. The payment of the loan will be made simultaneously with the investment. The loan’s final maturity is 25 years, with a grace period of 6 years, with semiannual maturities and compound interest of the 3-month Libor plus the Bank’s applicable margin for these types of loans. Guarantee and counter-guarantee agreements were signed between the Inter-American Development Bank, the Federal Government, the Government of the State of São Paulo and Sabesp. The agreement has a clause that enables exchanging dollars for reais.

Also in November 2019, the Company signed a financing loan with BIRD, in the amount of US$ 250 million for the Sustainability and Sanitation and Water Preservation of Public Supply Services in the SPMR. The loan’s final maturity is 30 years, with a grace period of 10 years, with semiannual maturities and compound interest of the 6-month Libor plus the Bank’s applicable margin for these types of loans. Guarantee and counter-guarantee agreements were signed between the World Bank, the Federal Government, Government of the State of São Paulo and Sabesp 3. This agreement also has a clause that enables exchanging dollars for reais.

Stock Market

In 2019, the Company’s share price ended the year with an appreciation of 92.3%, at R$ 60.56, mainly driven by the expectation of changes in the sanitation regulatory framework and the start of retail operations in the municipalities of Guarulhos and Santo André. The IBOVESPA index ended the year with an appreciation of 31.6%.

In 2019, our shares were traded in 100% of the B3’s trading activities, with an annual financial volume of R$ 35.1 billion, increasing by 185% over 2018. During the year, Sabesp continued to be included in the main indexes at B3 and continued to receive research coverage by the market’s main financial institutions.

The Company’s American Depositary Receipts (ADRs) appreciated by 87.9% under the same fundamentals as the local market and the variation of the dollar. In the same period, the North American indexes also appreciated: Dow Jones by +22,34% and S&P 500 by +28,88%.

Dividends

According to the Company’s Bylaws, common shares are entitled to minimum mandatory dividend, corresponding to 25% of net income for the year, obtained after the established deductions or administered by law, and can be paid as interest on equity.

The dividend distribution policy provides that payment of the minimum mandatory dividend will be maintained until the universalization of basic sanitation services in the operated area is reached, and that when paid in the form of interest on equity, income tax incident on the amount payable to shareholders will be deemed as additional dividend.

In 2019, Sabesp made available the payment of dividends, as interest on equity, in the amount of R$ 792.2 million, related to 2018, corresponding to approximately R$ 1.1590 per common share, pay-out 27.94% and dividend yield of 3.68%. Referring to 2019, the Board of Directors resolved on the proposal for payment of interest on equity in the amount of R$ 941.0 million, corresponding to R$ 1.3767 per common share, pay-out of 27.94 % and 2.27% dividend yield, with the payment scheduled for June 26, 2020.

3 Additional information on the Company’s financing sources are available in Explanatory Note 17 of the 2019 Financial Statements.

Tariffs and Regulation

At the beginning of 2019, Arsesp disclosed its Regulatory Agenda for the 2019-2020 period containing priority actions for Sabesp 's 3rd Ordinary Tariff Review (3rdOTR). The highlights for the year were:

•

Public Consultation 02/2019: discussed the regulatory criteria for recognizing the transfer of tariffs to municipal basic sanitation funds, establishing a regulatory limit of 4% of the municipality's operating revenue for the tariff transfer.

•

Public Consultation 06/2019: was aimed at establishing the Methodology for Calculation and Application of the General Quality Index (IGQ or Q Factor) of the services provided, with effects on tariffs as of 2020. This is a regulation mechanism based on incentives in which the service provider must define the annual goals, prior to the tariff review processes, to be achieved for each indicator and which can produce positive or negative effects according to the achievement (or not) of the pre-defined goals. The regulatory agency defined that the Q Factor to be applied in 2020 tariffs will be the result of the tariff gains/losses calculated for each segment in 2019, namely Feasible Sewage Connections, Deadline for Replacement of Pavements, Visible Leaks in Distribution Networks and Branches, and Complaints for Lack of Water and Low Pressure.

•

Public Consultation 09/2019: was aimed at obtaining contributions on the methodology and general criteria for updating the Regulatory Remuneration Base of the 3rdOTR. The incremental assets incorporated by Sabesp during the period of July/2016 to June/2019 will be evaluated by the Original Book Value (VOC) measured by the New Replacement Value (VNR) method only for the new municipalities assumed by the concessionaire in the incremental period.

•

Public Consultation 10/2019: discussed the Quadrennial Research and Technological Development Program for Innovation in Basic Sanitation Services regulated by ARSESP (IDP Program) and approved its respective manual. The effects on tariffs will be as of 2020.

On May 5, 2019, ARSESP published Resolution 866, which established the regulatory guidelines and the event schedule with the steps for preparation of the proposal for Sabesp’s new tariff structure. The schedule was changed in January 2020 by means of ARSESP Resolution 951 and the completion will occur in December 2020.

Also within the process of the 3rd Ordinary Tariff Review, Arsesp released in February 2020, a new Regulatory Agenda for the 2020-2021 period, which includes discussions on WACC and a review of the Company's tariff structure, among other items.

Additionally, due to the economic impact caused by COVID-19, on March 19, 2020, the Company's Collegiate Executive Board approved the proposal to exempt the payment of water and sewage bills for consumers in the Residential Social and Residential Favela programs, as disclosed in the Material Fact released on the same date. The exemption covers all municipalities served by the Company for a period of 90-day period as of April 1, 2020. To preserve the Company's economic and financial sustainability, the impact on revenue should be offset by reductions in expenses and adjustments in budget.

The decision by the Collegiate Executive Board still depends on ratification by the Board of Directors and must be communicated to the Sanitation and Energy Regulatory Agency of the State of São Paulo.

COVID-19

A coronavirus outbreak started in early 2020, leading the World Health Organization to characterize such an outbreak as a pandemic.

In this context, we have adopted all preventive measures in order to ensure the continuity and quality of services provided to the target population. For more information, see Note 33 to the Financial Statements.

ENVIRONMENTAL MANAGEMENT GUIDED BY SUSTAINABILITY

Basic sanitation has sustainability the preservation and the environmental recovery at its heart, with a positive impact on public health, the quality of people’s lives and the socioeconomic development of the area served. In this sense, our positive impact is enhanced by a set of procedures that integrate environmental issues into corporate guidelines.

Sustained by an Environmental Policy, we aim to achieve the integrated development of our activities by means of corporate programs that focus on operations. For this task, we have an environmental area, as well as Environmental Management Centers (EMCs) in the Company’s Business Units that act as operating environmental management agents. These programs are disseminated throughout the area operated through the EMCs, ensuring uniform procedures and information, and are supported by two pillars: environmental compliance and changing environmental culture at Sabesp.

Eco-efficiency in the Operations

A fundamental pillar for advancing environmental management is the involvement and commitment of the operational areas to increase efficiency in our operations. Thus, in recent years we redirected the strategy to promote improvements in our operational park, aiming at complying with environmental legislation and sustainable development.

During 2019, we continued with the corporate program of progressive implementation of the Environmental Management System (EMS) at the Sewage Treatment Stations (STPs) and Water Treatment Plants (WTPs). This corporate program is based on the main guidelines of ISO 14001, with a focus on the development of preventive and sustainable actions, with improvement in the operation and of the processes at the treatment stations, as well as minimizing accident risks and generating environmental liabilities.

We use a mixed model, with the ISO 14001 standard applied to a limited number of certified plants, and an own environmental management model (namedSGA- Sabesp) applied to the other plants and without certification objective.

The EMS focuses mainly on the management of effluents, solid residues, chemicals, odor and noise, as well as the maintenance routines of applicable legal documents, in addition to actions that continuously improve the infrastructure of our facilities, further contributing to prevent pollution and to provide greater operational safety.

During the course of 2019, the EMS was implemented at 119 plants (water and sewage), maintaining ISO 14001 certification at another 35 plants. In all, the EMS is present in 390 plants, with annual expansion targets, with a view to being implemented in all operating plants by 2024.

In 2019, we initiated the activities of the Corporate Sustainable ETEs Program, which aims to apply solutions and practices to transform the by-products generated at the ETEs (biogas, sludge and effluent) into sustainable resources, considering their energy use and adding value to its market use. In this first stage, eleven ETEs were selected, in which we identified the opportunities to meet the eco-efficiency guidelines in the operation.

The Program has its own certification system, consisting of three levels, and throughout the course of 2019, we diagnosed units and established priority actions aiming at sustainability. The Várzea Paulista STP was the first plant to receive the Program’s Sustainable Level 01 Seal.

Reduce, reuse and recycle

The Sabesp 3Rs Corporate Program works in the management of solid waste generated in the Company's administrative activities and aims mainly at the non-generation of waste, in addition to its reuse and recycling.

In the last 10 years, more than two thousand employees have been trained, with the correct social and environmental destination of approximately 2.5 thousand tons of recyclable waste.

Multipliers of Environment Protection

Environmental Education is an important tool for the effectiveness of the services provided and contributes to reaching the Sustainable Development Objectives (SDO).

Through our Corporate Environmental Education Program, we promote multidisciplinary and systemic activities, such as workshops and lectures, artistic performances, planting, collective efforts for the cleaning-up of beaches and rivers, the release of fry, as well as activities on commemorative dates associated to the environment, monitored visits to the Sewage Treatment Plants (STPs) and Water Treatment Plants (WTPs), among others.

We also have partnerships with educational institutions, city halls and non-governmental organizations to promote initiatives towards the preservation and respect for the environment, by means of dozens of initiatives and projects with several segments of the society.

In 2019, we carried out health and environmental education talks to over 260 thousand people and received monitored visits to the Company’s facilities, catering to around 60 thousand visitors.

We also continued the Corporate Environmental Management Training Program, which, among internal and external courses, provided more than 1,800 training opportunities for multipliers to strengthen the Company's environmental culture.

Managing Water Resources and Protecting Biodiversity

Sabesp participates and acts in various levels of the National Water Resources System. It has a seat on the National Council of Water Resources (CNRH in Porrtuguese) as well as in five of its technical chambers. In the State Water Resources Council (CRH in Porrtuguese), Sabesp has representation in all the technical chambers. The Company also takes part in all of the 21 Water Basin Committees of the State of São Paulo and in the 4 Interstate Committees with state coverage, giving priority to the activities in the chambers that deal with Planning, Sanitation, Environmental Education and Charging for Water Use.

Also, in view of the need to preserve existing water resources, we own and maintain areas at conservation units, where we carry out forest recovery (planting), inspection and monitoring activities. The reserves monitored by Sabesp represent 1.4% of the remaining Atlantic Forest in the State of São Paulo.

Additionally, the Company disbursed R$ 89.2 million in 2019 as payment for the use of water resources in rivers controlled by federal and state governments.

Producing and Planting Seedlings

In 2019, we promote the voluntary planting of more than 24 thousand tree seedlings in partnerships with city halls, NGOs, the army, police, schools, service clubs, and other institutions and corporate entities. To subsidize these activities, we maintain nurseries in the inland region of the State of São Paulo as well as in the SPMR.

In this sense, we highlight our participation in a sustainability event in 2019, held at Parque Ibirapuera in which the audience sponsored 15 thousand seedlings to be planted at the surrounding area of the Cachoeira Dam, which is part of the Cantareira System, when we sought to publicize the importance of protecting water supply sources.

In addition, as we are aimed at improving green areas in the areas where we operate, we support the São Paulo + Bonito Program, created by the Government of the State of São Paulo, with the recovery of over 70 green areas in the city of São Paulo (construction sites, traffic circles/lanes and public squares).

For the environmental licensing of new projects that establishes forest recovery obligations, we implemented a corporate program for regularization of Terms of Commitment for Environmental Recovery (TCRAs in Portuguese). This program includes the planting and maintenance of 1 million seedlings of regional native species over a ten-year period, in order to comply with current obligations, as well as future TCRAs arising from the implementation of new projects.

The works are underway and are part of the Government of the State of São Paulo’s Nascentes Program, which prioritizes the restoration and protection of springs and out of the 735 thousand seedlings purchased, 625 thousand seedlings have already been planted and are under maintenance.

Greenhouse Gas Emissions Management

Climatic conditions and extreme events have a direct impact on sanitation activities. Therefore, our environmental management focuses on technical training, the quantification of greenhouse gas emissions and initiatives aimed at reducing these emissions, as well as adapting to the current climatic conditions.

Through our Corporate Program for the Management of Greenhouse Gas (GHG) Emissions, we elaborate annual inventories for the measurement of these emissions, promote awareness activities on climate issues and encourage actions that reduce GHG emissions in our operations. These initiatives are in alignment with the responsibilities established in the guidelines and requirements of the State Policy on Climate Change.

Monitoring the Greenhouse Gas Emissions Management

In 2019, we concluded the corporate GHG inventory for 2018, which totaled 2,223.2 thousand tons of CO2 equivalent (tCO2e) and the same trends were observed in relation to the previous years. The sewage collection and treatment activities are the largest sources of GHG emissions, accounting for approximately 90.4% of the total amount and electricity consumption is the second largest source, accounting for 8.1%. Other activities account for approximately 1.5%.

We are always alert to the use of new technologies, especially those aimed at Cleaner Production, encouraging best operating practices that result in good management of greenhouse gas emissions. Even so, over time there are variations in the total results of GHG emissions, mainly due to external factors, such as changes in the national average CO2 emission factor of the National Integrated System, which is used to calculate inventories.

Given the nature of the activity and the ongoing evolution of the services provided for universal sanitation, Sabesp’s GHG inventory trend is on the rise.

Even so, we work to reduce greenhouse gas emissions, by means of several operating actions, such as initiatives for the beneficial use of generated sludge, energy efficiency projects, among others.

We also highlight our Fleet Renewal Program, which is focused on the replacement of light vehicles that have been in use for more than seven years and heavy vehicles that have been in use for more than 20 years. Until 2019, 90% the light vehicles and 75% of the heavy vehicles had been replaced. We reached a daily fleet availability level of 99.5%, thus increasing the productivity of our operational activities, which is associated to the use of ethanol, a renewable fuel, for flex vehicles and Diesel S10 for heavy vehicles, based on government guidelines.

Energy Efficiency

In 2019, we initiated the structuring of a Distributed Generation Program that integrates our Energy Management Plan, which, in addition to promoting the use of self-generated energy, promotes actions that result in more efficient consumption and avoids the emission of CO2 into the atmosphere.

The first phase of the Program was focused on photovoltaic energy and identified 30 locations for the installation of photovoltaic plants, with a total installed capacity of 60 MW corresponding to 65% of our low voltage energy consumption and 4.5% of our total energy consumption.

Additionally, in order to promote efficient consumption at our operations, a new equipment contracting model was developed in 2019, which considers not only the lowest price as judgment criteria for the proposals, but also the projected energy consumption amount for the first three years of operation.

We currently have a number of projects that were developed to reduce energy consumption and diversify the energy matrix of our operations, in which we highlight:

  Solar energy

    Photovoltaic plant at the Mogi Mirim STP - the first solar energy generation system in the Brazilian sanitation sector, installed by Sesamm, a consortium between Sabesp, GS Inima Brasil and ECS Operações. Clean energy is produced from solar radiation modules installed on the building’s rooftop and surrounding areas in the plant. The plant produces 606 MW/year, supplying 30% of the energy required for sewage treatment.
    Initiatives in other operational facilities, such as the use of sludge drying from STPs, operation of flow rate measurement equipment, as well as energy supply from administrative areas.

  Biogas from sewage material - since April 2018 we have been using biogas generated from the sewage treatment plant in Franca for our vehicles in that municipality.

CARING FOR PEOPLE AND CREATING VALUE FOR SOCIETY

An efficient and quality service, that offers people better sanitary and supply conditions, has a direct effect on generating value for the entire society in the regions where we operate.

Focus on Customer Satisfaction

In addition to the continuous search for gains in efficiency and quality services, we invest in technology to diversify our relationship with our customers.

In addition to the in-person interactions at branches, by phone and the online service channel, we also developed a Virtual Agency, which is a self-service portal where customers can carry out several services without leaving home. We also offer the Sabesp mobile option, an application used to pay bills, current or overdue, request a duplicate bill, communicate water shortages and request for water and sewage connection, we launched an additional three Relationship Laboratory Agencies in 2019. Through these labs, we converted 25% of our in-person interactions to the digital channel.

Sabesp also offers its clients an Ombudsman’s Office which is a qualified channel for customer service, in the second instance, to handle complaints, suggestions, reports of wrongdoing, criticism and information. In 2019, the Ombudsman’s Office received nearly 110 thousand contacts.

To further facilitate customers access, our telephone channels offer options for people with hearing impairments, in which we have face-to-face communication in Libras (the Brazilian sign language) and we also offer the option of issuing bills in braille for those with visual impairments.

In 2019, we also began to conduct a monthly Customer Satisfaction Survey. More than 9,000 interviews were conducted across the state of São Paulo, which allowed to measure results with a margin of error of only 1% and a 95% confidence level. The overall satisfaction indicator was 86%.

People Management

Sabesp adopted the Skills-Based People Management model, which has been continuously reviewed from the innovation and flexibility perspective and is focused on engaging employees in the pursuit of excellence performance.

Our workforce is structured according to the Positions and Compensation Plan and includes the operational, technical, university and managerial categories, considering the education level, professional experience, complexity of assignments and technical qualification of our staff. In 2019, we had 13,945 employees, 1,049 interns and 624 apprentices. The average age of our employees is 48.9 years and average length of time that the employees have been with the Company is 19.8 years. Employee turnover rate was 2.78% in 2019.

The Positions and Compensation Plan guides our employee’s career management, establishing growth paths and allowing employees to trace their trajectory aiming at constant development.

Our employees and their managers undergo an annual Skills and Performance Assessment process, which identifies the degree of individual development and guides the elaboration of their Individual Development Plan.

Our career development model also helps our employees change positions according to their skills and the available budget based on salary references. In 2019, a total of 6,717 employees changed positions at the Company.

Additionally, we carried out 16 internal selection processes in 2019 to fill managerial and technical functions.

Sabesp is a mixed-capital corporation and thus carries out competitive public examinations to select and hire its employees, interns and apprentices. The last examination took place in 2018 to fill out approximately 1,000 employee positions. In 2019, the Company held examinations to fill out 516 young apprentice positions and 947 intern positions.

In order to guarantee the dissemination of knowledge and not disrupt activities when employees leave the Company, Sabesp created the Knowledge Retention Program, which defines criteria and procedures for the granting of incentives for the voluntary dismissals of employees. In 2019, 408 employees adhered to the voluntary dismissal program.

Sabesp also adopts a compensation policy that linked to the Company’s Positions and Compensation Plan and is in line with the Skills-Based People Management model, which is guided by salary surveys that are undertaken on an annual basis by specialized external consultants, and also includes benefits package. In relation to the Health Plan offered by the Company to its employees, it is important to highlight that, in 2019, the healthcare plans managed by Sabesp rev were transferred to Fundação Cesp (Funcesp).

In order to carry out Sabesp 's sponsorship to FUNCESP, in 2019 Sabesp created a Defined Contribution Plan at FUNCESP, intended for new employees who may be hired or for those who did not opt for one of the plans managed by Sabesp rev. This plan came into effect on January 1, 2020 and the pre-existing pension plans continue to be managed by Sabesprev.

Furthermore, as a way of encouraging employees to adhere to the Company’s corporate goals, Sabesp also adopts a Profit-Sharing Program.

In 2019, we carried out a Corporate Climate Survey in which 77% of employees participated and the Company achieved an approval rate of 71%. The results from the survey will be used to elaboration improvement actions.

Historically, the Company has maintained a good relationship with the employees’ representative entities (trade unions and associations). Currently, 62% of employees are members of trade unions. In 2019, the Collective Bargaining for the 2019/2020 period ensured the maintenance of benefits and a salary increase of 4.99% for all employees.

Training, Development and Innovation

For the past 18 years, the training and development of our employees has been coordinated by the Sabesp Corporate University - Universidade Empresarial Sabesp (UES), a pioneer and cutting-edge institution that offers in-company training, external courses, virtual courses, congresses and seminars, international qualification, subsidies and educational partnerships. UES also makes the Management Training Program feasible, in compliance with Federal Law 13.303/16.

In 2019, a total of 902 educational subsidies were granted, with investments of over R$ 5.0 million, for formal undergraduate degree programs, secondary-level technical courses, professional development exams and language courses.

Within the scope of the Mais Conhecimento (More Knowledge) Program, UES offered an MBA course in Environmental Sanitation for the 2018/2019 period, in partnership with Fundação Escola de Sociologia e Política de São Paulo (FESPSP - School of Sociology and Politics Foundation of São Paulo), which included an international module at the London School of Economics and Political Science.

The Leadership Development Program promoted by UES offered a set of actions to develop leaderships, evaluate managerial performances and identify potential successors, thus constructing a new organizational culture that is focused on processes and result orientated.

In this sense, the Company also created the Sabesp Entrepreneur Award to encourage the generation of ideas and recognize the efforts of our apprentice and trainees in terms of innovation and project development. In 2019, a total of 693 entries were registered, and 15 projects were awarded.

Occupational Health Safety

The Company maintains Occupational Health and Safety policies, procedures and controls with focus on risk activities, which are also applied to its service providers and constantly updated.

In order to disseminate the safety prevention culture at the Company, efforts are taken by the Internal Commissions for Accident Prevention and Emergency Brigades at various corporate facilities in order to contribute with better working conditions and reduce the occurrence of occupational accidents and diseases.

All accidents and near accidents are investigated and analyzed in order to identify their causes and establish control measures. In 2019, a total of 1,500 inspections were carried out and contributed to the improved result in the year. The accident rate with temporary leave of absence came in at a level of 4.4, the same as in 2018, and the rate of serious accidents was 303 in 2019, against 673 accidents in 2018.

In 2019, we also conducted training sessions, such as the Internal Accident Prevention Week, which had over 14 thousand participants and the engagement of managers and supervisors in the Leadership in Work Safety campaign.

We also promote the Aedes Aegypti mosquito campaign, the Pink October and Blue November campaign and blood donation campaigns, in addition to stimulating physical, mental and social well-being of our employees through the Quality of Life Program.

In 2019, the Program promoted activities such as the Open Games and the Health Blitz, when it assessed the health conditions of over 8,000 employees and encouraged healthy eating and exercise habits, among others.

Supply Chain

There are currently more than 14 thousand companies accredited to participate in our bidding processes in the State of São Paulo. In 2019, the amounts hired by Sabesp totaled R$ 5.5 billion, with the main services being technical engineering, electricity, chemicals for water and sewage treatment and computer/telephone services.

In the bidding process, we require proof of the supplier's qualification and advise on the requirement to comply with legislation and good socioenvironmental practices, including the eradication of child and slave labor, general requirements of the anti-corruption laws and a related-party statement. Sabesp also encourages the participation and regional contracting of local suppliers and ensures the treatment provided for under Complementary Law 123/06.

Sabesp has its own process for the qualification of suppliers and their respective products, for the purchase of strategic materials. Supplier qualification covers a number of requirements, including the production process, from the raw material to the final product, and includes checks on environmental liability, such as the product’s toxicological risks, and social responsibility, such as combating forced labor and the use of child labor.

The Company uses the electronic bidding procedures, which allows for greater agility, cost reduction and transparency. We disclose the preconditions for participating and the hiring requirements, in addition to providing guidelines with norms and principles in the Company’s s Internal Bidding and Procurement Regulation.

Support and Sponsorships

We offer financial and institutional support for cultural, social, educational, sports and environmental initiatives, through our own resources and tax incentives, to promote the socio-environmental development in partnership with several other organizations. In 2019, we allocated R$ 15.7 million to cultural projects, R$ 3.9 million to sports initiatives, R$ 3.9 million to the National Oncology Care Support Program (Pronon) and R$ 7.9 million to the State Fund for the Rights of Children and Teenagers (Fedca) and the State Fund for the Elderly.

Corporate Volunteering and Community Actions

Through our Volunteer Program, we expand the generation of positive social value by promoting changes in the communities where we operate. Among the actions carried out, we highlight the contribution to the Winter Clothes Campaign, which in 2019 received 2.1 million pieces and benefited 519 entities, the Community Gardens Program in operational areas in São Paulo, the Frying Oil Recycling Program (PROL) and the Teaching How to Fish project, a hydraulic installations training project, free of cost and aimed at the low-income or unemployed population, that helps reduce losses and encourages the rational use of water.

In 2019, the Teaching How to Fish project was included in the best practices list of the Public Administration Environmental Agenda, which was created at a national level through the A3P Program of the Environmental Ministry.

AWARDS AND RECOGNITIONS IN 2019

2019 WATER AND SANITATION (SDG 6) SUCCESS CASES– Sabesp received two awards from the UN/Brazil Network of the Global Compact for its Legal Water Program.

2019 ANEFAC TRANSPARENCY TROPHY– Sabesp awarded for the quality and transparency of its financial disclosures.

ESTADÃO EMPRESAS MAIS– Sabespranks 1st place in the Utilities and Public Services category.

ETHOS SUSTAINABLE BUSINESS INDICATORS – Sabesp is recognized for corporate integrity.

2018 ABES RANKING– Sabesphas 10 cities awarded among the best sanitation locations in Brazil, in the“Tending towards Universalization” category.

SANITATION RANKING – 100 LARGEST CITIES IN BRAZIL– Cities operated by Sabespare classified among the country’s best basic sanitation locations.

ARSESP-SEADE SATISFACTION SURVEY FROM WATER AND SEWAGE USERS – Sabespis the best rated company in the Survey, receiving a score of 8.

QUALITY OF LIFE SURVEY– Sabesp ranks among the most trusted institutions in São Paulo by Rede Nossa São Paulo and Ibope Inteligência.

COMPANIES OF THE DECADE TROPHY – Consumidor Moderno magazine recognized Sabesp’s customer relationship management.

2018-2019 PRO-ETHICAL COMPANY – Awarded by the Federal Comptroller Office (CGU) for actions against fraud and corruption.

2019 IDEAS IN ACTION FOR INNOVATIVE COMPANIES IN WATER AND SANITATION– IDB awarded the Franca STP for its circular economy project.

2019 P3 AWARDS– The São Lourenço System ranks among the best PPP projects.

PAULISTA MANAGEMENT QUALITY AWARD (PPQG – 2019) and NATIONAL SANITATION QUALITY AWARD (PNQS – 2019)– Sabesp is awarded for its pioneering and efficient management.

2019 IBERO-AMERICAN QUALITY AWARD – Fundibeq recognized Sabesp’s efficient management.

SINDICON/ABCON SUSTAINABILITY AWARD – The Mogi Mirim STP was awarded for its sustainability and energy efficiency.

VALOR 1000 AWARD– Sabesp ranked 1st place in the "water and sanitation" category.

2019 CONAREC AWARD – Sabesp ranked 1st place in the Utilities category.

WHOW! INNOVATION AWARD – Sabesp ranked among the 100 most innovative companies in Brazil.

2019 SMART CUSTOMER AWARD – Sabesp received recognition in the "Relationship Innovation – Contractors" category for the “Migration Channel” case.

FRIEND OF JUSTICE COMPANY SEAL – Sabespwas granted the seal by the São Paulo Court of Justice.

SÃO PAULO APOSTLE MEDAL – Sabesp was recognition in the Social Service category by the Archdiocese of São Paulo.

SOCIAL BALANCE

1 – Calculation Base	2019 Amount (R$ thousands)			2018 Amount (R$ thousands)		
Net Revenues (RL)			17,983,654			16,085,093
Operating Income (RO)			5,711,623			5,176,655
Gross payroll (FPB)			2,780,468			2,638,152
2 – Internal Social Indicators	**Amount (R$**	**% on FPB**	**% on RL**	**Amount (R$**	**% on FPB**	**% on RL**
Food	218,281	7.85%	1.21%	193,966	7.35%	1.21%
Mandatory social charges	263,471	9.48%	1.47%	247,632	9.39%	1.54%
Private pension	69,460	2.50%	0.39%	38,569	1.46%	0.24%
Health	306,958	11.04%	1.71%	278,659	10.56%	1.73%
Occupational safety and health	13,104	0.47%	0.07%	13,580	0.51%	0.08%
Education	3,883	0.14%	0.02%	3,451	0.13%	0.02%
Culture	307	0.01%	0.00%	328	0.01%	0.00%
Training and professional development	18,495	0.67%	0.10%	13,883	0.53%	0.09%
Day care nursery, or day care nursery assistance	2,044	0.07%	0.01%	2,065	0.08%	0.01%
Profit-sharing	68,311	2.46%	0.38%	100,671	3.82%	0.63%
Other	11,116	0.40%	0.06%	4,546	0.17%	0.03%
Total - Internal social Indicators	975,430	35.08%	5.42%	897,350	34.01%	5.58%
3 – External Social Indicators	**Amount (R$**	**% on FPB**	**% on RL**	**Amount (R$**	**% on FPB**	**% on RL**
Education	1,178	0.02%	0.01%	300	0.01%	0.00%
Culture	22,562	0.40%	0.13%	15,641	0.30%	0.10%
Health and sanitation	12,284	0.22%	0.07%	6,276	0.12%	0.04%
Sports	4,501	0.08%	0.03%	4,053	0.08%	0.03%
Fighting hunger, and food safety	0	0.00%	0.00%	0	0.00%	0.00%
Other	6,103	0.11%	0.03%	2,198	0.04%	0.01%
Total contribution to society	46,628	0.82%	0.26%	28,468	0.55%	0.18%
Taxes (net of social charges)	3,037,019	53.17%	16.89%	2,545,759	49.18%	15.83%
Total – External Social Indicators	3,083,647	53.99%	17.15%	2,574,227	49.73%	16.00%
4 – Environmental Indicators	**Amount (R$**	**% on FPB**	**% on RL**	**Amount (R$**	**% on FPB**	**% on RL**
Investments related to corporate operations/production	not available	not available	not available	not available	not available	not available
Investments in programs and/or external projects	not available	not available	not available	not available	not available	not available
Total investments in the environment	not available	not available	not available	not available	not available	not available
Regarding the establishment of annual targets to reduce waste; general consumption regarding production/operations; and increasing the efficacy in the use	(X) has no targets ( ) meets 51 to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%			(X) has no targets ( ) meets 51 to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%		
5 – Employees' Indicators	**2019**			**2018**		
No. of employees at the end of the period	13,945			14,449		
No. of new hires in the period	141			1,019		
No. of outsourced employees*	6,592			5,815		
No. of interns	1,049			956		
No. of employees above 45 years old	9,267			9,362		
No. of women working at the company	2,763			2,858		
% of management positions held by women	24.11%			22.28%		
No. of afro-descendants working at the company	2,398			2,464		
% of management positions held by afro-descendants	5.56%			4.97%		
No. of persons with disability or special needs (includes emplo	155			269		
6 – Material information regarding the exercise of corporate citizenship	**2019 Amount (R$ thousands)**			**Goals 2020**		
Relation between highest and lowest remuneration at the	16.94			not available		
Total occupational accidents	126			117		
Social and environmental projects developed by the company were defined by:	( ) the executive board	(X) the executive board	( ) all the employees	( ) the executive board	(X) the executive board	( ) all the employees
Safety and health standards in the workplace were defined by:	(X) the executive board	( ) all the employees	( ) all the employees +	(X) the executive board	( ) all the employees	( ) all the employees +
Regarding the freedom of association, collective bargaining rights and internal representation of workers, the company:	( ) not involved	( ) follows the ILO standards	(X) encourages and follows ILO	( ) not involved	( ) follows the ILO standards	(X) will encourage and
Private pension plans cover:	( ) the executive board	( ) the executive board and	(X) all the employees	( ) the executive board	( ) the executive board and	(X) all the employees
Profit sharing includes:	( ) the executive board	( ) the executive board and	(X) all the employees	( ) the executive board	( ) the executive board and	(X) all the employees
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the	( ) not taken into	( ) suggested	(X) required	( ) not taken into	( ) suggested	(X) will be required
Regarding the participation of the employees in volunteer work, the company:	( ) not involved	( ) supports	(X) organizes and encourages	( ) not involved	( ) will support	(X) will organize and encourage
Number of consumer complaints and unfavorable judgments:	In the company ______	In Procon ______	In the court JEC/Conc	In the company not available	In Procon not available	In the court JEC/Conc
% of complaints and unfavorable judgments assisted or resolved:	In the company ______%	In Procon ______%	In the court JEC/Conc	In the company not available	In Procon not available	In the court JEC/Conc
Total value added to be distributed (in R$ thousands):	In 2019: 10,534,420			In 2018: 10,231,289		
Value Added Distribution (DVA):	28.9 % government 23.0 % employees 7.6 % shareholders 16.1 % third parties 24.4 % withheld			26.% government 23.8% employees 6.6% shareholders 22.4% third parties 21.1% withheld		

7 – Other information

"Sabesp does not employ outsourced labor, but only enters into service agreements as the business requires."

"Given the strong relationship between the environmental issues and the Company's end activities, the environmental expenditures can not be told apart from the Company's total operating expenses and investments. Thus, from 2018 onwards, Sabesp will no longer report the indicator of environmental investments. The data reported until 2017 was partial and related to corporate environmental management and rational water use programs, among other local iniciatives."

"This company does not use child or slave labor; it is not involved in prostitution or sexual exploitation of children and adolescents; and it is not involved in corruption."

"We value and respect diversity both inside and outside the company."

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2019 and 2018

Amounts in thousands of reais

Assets	Note	December 31, 2019	December 31, 2018
Current assets
Cash and cash equivalents	7	2,253,210	3,029,191
Trade receivables	9 (a)	2,137,752	1,843,333
Accounts receivable from related parties	10 (a)	192,906	174,148
Inventories		70,454	65,596
Restricted cash	8	26,018	31,900
Recoverable taxes	17 (a)	141,266	380,703
Other receivables		74,532	77,371
Total current assets		4,896,138	5,602,242

Noncurrent assets
Trade receivables	9 (a)	215,275	209,083
Accounts receivable from related parties	10 (a)	657,990	669,102
Escrow deposits		177,982	152,018
Water National Agency (ANA)		32,466	49,136
Other receivables		119,646	103,310

Investments	11	53,187	44,587
Investment properties	12	47,562	47,620
Contract asset	13	7,617,714	7,407,948
Intangible assets	14	32,325,447	29,012,460
Property, plant and equipment	15	314,393	267,612

Total noncurrent assets		41,561,662	37,962,876
Total assets		46,457,800	43,565,118

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2019 and 2018

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2019	December 31, 2018
Current liabilities
Trade payables and contractors		369,631	465,993
Borrowings and financing	16	2,859,843	2,103,612
Accrued payroll and related taxes		594,279	564,830
Taxes and contributions	17 (b)	250,318	200,563
Interest on capital	23 (c)	800,352	673,765
Provisions	19 (a)	550,247	458,387
Services payable	21	474,078	454,022
Public-Private Partnership - PPP	14 (g)	110,291	137,827
Program Contract Commitments	14 (c) (iv)	273,932	230,695
Other liabilities		170,453	108,938
Total current liabilities		6,453,424	5,398,632

Noncurrent liabilities
Borrowings and financing	16	10,384,866	11,049,184
Deferred income tax and social contribution	18	433,996	261,242
Deferred Cofins and Pasep		143,693	140,830
Provisions	19 (a)	485,561	434,475
Pension obligations	20 (b)	3,360,932	2,970,009
Public-Private Partnership - PPP	14 (g)	3,183,689	3,275,297
Program Contract Commitments	14 (c) (iv)	103,321	142,314
Other liabilities		272,535	341,447
Total noncurrent liabilities		18,368,593	18,614,798

Total liabilities		24,822,017	24,013,430

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		7,547,954	5,100,783
Other comprehensive loss		(912,171)	(549,095)
Total equity	23	21,635,783	19,551,688
Total equity and liabilities		46,457,800	43,565,118

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statement for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	Note	2019	2018

Net operating income	27 (b)	17,983,654	16,085,094
Cost of services	28	(10,137,637)	(9,086,456)

Gross profit		7,846,017	6,998,638

Selling expenses	28	(803,404)	(693,480)
Allowance for doubtful accounts	28	(128,099)	(166,727)
Administrative expenses	28	(1,187,844)	(996,877)
Other operating income (expenses), net	30	(18,748)	28,591
Equity results of investments in affiliates	11	3,701	6,510

Profit from operations before finance income (expenses)		5,711,623	5,176,655

Financial expenses	29	(1,173,425)	(807,967)
Financial revenues	29	372,842	446,302
Exchange result, net	29	(233,098)	(902,671)

Financial result, net		(1,033,681)	(1,264,336)

Profit before income tax and social contribution		4,677,942	3,912,319

Income tax and social contribution
Current	18 (d)	(1,155,463)	(852,655)
Deferred	18 (d)	(154,962)	(224,596)
		(1,310,425)	(1,077,251)
Profit for the year		3,367,517	2,835,068
Earnings per share – basic and diluted (in reais)	24	4.93	4.15

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais

	Note	2019	2018
Profit for the year		3,367,517	2,835,068
Other comprehensive income		(363,076)	(10,994)
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans, net of income taxes	20 (b)	(363,059)	(10,994)
Other		(17)	-
Total comprehensive income for the year		3,004,441	2,824,074

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Nota	Capital stock	Legal reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009
Net income for the year		-	-	-	-	2,835,068	-	2,835,068
Actuarial gains (losses)	20 (b)	-	-	-	-	-	(10,994)	(10,994)
Total comprehensive income for the year		-	-	-	-	2,835,068	(10,994)	2,824,074
Legal reserve	23 (d)	-	141,755	-	-	(141,755)	-	-
Capitalization of investment reserve	23 (a)	5,000,000	-	(5,000,000)	-	-	-	-
Interest on capital (R$ 0.9851 per share)	23 (c)	-	-	-	-	(673,328)	-	(673,328)
Additional dividends of 2017, approved (R$ 0.07833 per share)		-	-	-	(53,539)	-	-	(53,539)
Additional proposed dividends	23 (c)	-	-	-	118,859	(118,859)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	23 (c)	-	-	-	(58,528)	-	-	(58,528)
Transfer to investments reserve	23 (f)	-	-	1,901,126	-	(1,901,126)	-	-
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688
Net income for the year		-	-	-	-	3,367,517	-	3,367,517
Actuarial gains (losses)	20 (b)	-	-	-	-	-	(363,076)	(363,076)
Total comprehensive income for the year		-	-	-	-	3,367,517	(363,076)	3,004,441
Legal reserve	23 (d)	-	168,376	-	-	(168,376)	-	-
Interest on capital (R$ 1.17012 per share)	23 (c)	-	-	-	-	(799,785)	-	(799,785)
Additional dividends of 2018, approved (R$ 0.08827 per share)		-	-	-	(60,331)	-	-	(60,331)
Additional proposed dividends	23 (c)	-	-	-	141,203	(141,203)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	23 (c)	-	-	-	(60,230)	-	-	(60,230)
Transfer to investments reserve	23 (f)	-	-	2,258,153	-	(2,258,153)	-	-
Balances as of December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais

	December 31, 2019	December 31, 2018
Cash flow from operating activities
Profit before income tax and social contribution	4,677,942	3,912,319
Adjustments for:
Depreciation and amortization	1,780,094	1,392,541
Residual value of property, plant and equipment, intangible assets and investment properties written-off	45,434	24,974
Bad debt expense	128,099	165,433
Agreement signed with the municipality of Guarulhos	-	(928,014)
Agreement signed with the municipality of Santo André	(1,336,908)	-
Provisions and inflation adjustment	384,620	111,940
Interest calculated on borrowings and financing payable	568,679	563,902
Inflation adjustment and exchange gains (losses) on borrowings and financing	280,526	982,072
Interest and inflation adjustment on liabilities	46,038	30,103
Interest and inflation adjustment on assets	(39,547)	(64,046)
Finance charges from customers	(364,291)	(289,321)
Margin of fair value on intangible assets arising from concession	(65,172)	(63,013)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	(130,345)	80,245
Share of profit of investees	(3,701)	(6,510)
Interest and monetary restatement- PPP	397,576	-
Provision from São Paulo agreement	135,013	135,735
Pension obligations	267,423	243,569
Other adjustments	5,863	33,349
	6,777,343	6,325,278
Changes in assets
Trade receivables	(72,538)	(71,679)
Accounts receivable from related parties	26,358	39,919
Inventories	(4,858)	20,075
Recoverable taxes	239,437	(104,118)
Escrow deposits	(12,302)	(1,639)
Other receivables	(1,966)	11,760
Changes in liabilities
Trade payables and contractors	(349,037)	(176,826)
Services payable	(114,957)	(89,988)
Accrued payroll and related taxes	159,794	(103,488)
Taxes and contributions payable	63,276	(4,829)
Deferred Cofins / Pasep	2,863	10,648
Provisions	(241,674)	(297,282)
Pension obligations	(221,784)	(217,000)
Other liabilities	(92,637)	122,214
Cash generated from operations	6,157,318	5,463,045

Interest paid	(737,326)	(732,048)
Income tax and social contribution paid	(1,222,747)	(888,077)
Net cash generated from operating activities	4,197,245	3,842,920
Cash flows from investing activities
Acquisition of contract asset and intangible assets	(3,195,247)	(2,132,559)
Restricted cash	5,882	(13,078)
Investment increase/(decrease)	240	(1,136)
Purchase of property, plant and equipment	(78,159)	(50,645)
Amount received from the sale of property, plant and equipment	-	8,131
Net cash used in investing activities	(3,267,284)	(2,189,287)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2019	December 31, 2018

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,793,388	1,634,553
Payment of loans	(2,148,198)	(1,678,748)
Payment of interest on capital	(739,996)	(653,393)
Public-Private Partnership - PPP	(548,079)	(178,333)
Program Contract Commitments	(63,057)	(31,568)
Net cash used in financing activities	(1,705,942)	(907,489)

Increase/(decrease) in cash and cash equivalents in the year	(775,981)	746,144

Represented by:
Cash and cash equivalents at the beginning of the year	3,029,191	2,283,047
Cash and cash equivalents at the end of the year	2,253,210	3,029,191
Increase/(decrease) in cash and cash equivalents in the year	(775,981)	746,144

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the

Years ended December 31, 2019 and 2018

Amounts in thousands of reais

	Note	2019	2018
Revenue
Operating income	27 (a)	16,134,032	14,253,609
Other income		84,047	104,183
Construction of assets	27 (b)	2,946,566	2,802,670
	9 (c)	(128,099)	(166,727)
		19,036,546	16,993,735
Inputs purchased from third parties
Operating and construction costs		(5,809,128)	(4,829,235)
Materials, electricity, outsourced services and other		(1,215,923)	(964,892)
Other operating expenses	30	(94,415)	(64,518)
		(7,119,466)	(5,858,645)
Gross value added		11,917,080	11,135,090
Retentions
Depreciation and amortization	28	(1,780,094)	(1,392,541)
Wealth created by the Company		10,136,986	9,742,549

Wealth received in transfer
Share of profit of investees	11	3,701	6,510
Financial income		393,733	482,230
		397,434	488,740
Total value added to distribute		10,534,420	10,231,289

Value added distribution
Personnel
Salaries and wages		1,694,193	1,739,816
Benefits		737,457	670,441
Guarantee Fund for Length of Service (FGTS)		5,139	22,799
		2,436,789	2,433,056
Taxes, fees and contributions
Federal		2,842,525	2,475,774
State		132,074	142,245
Municipal		62,420	48,809
		3,037,019	2,666,828
Lenders and lessors
Interest, exchange and inflation adjustments		1,640,637	2,212,992
Rentals		52,458	83,345
		1,693,095	2,296,337
Shareholders
Interest on equity	23 (c)	799,785	673,328
Retained earnings		2,567,732	2,161,740
		3,367,517	2,835,068
Value added distributed		10,534,420	10,231,289

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government (GESP). The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2019, the Company operated water and sewage services in 372 municipalities of the São Paulo State. Most of these municipalities’ operations are based on 30-year concession, program and services contracts; of the 372 municipalities served, 324 already signed contracts, pursuant to Law 11,445/2007, until December 31, 2019.

Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. The chart below summarized the contractual situation of the municipalities:

	December 31, 2019	December 31, 2018

Total municipalities that already signed contracts*	325	307
Balance – intangible and contract assets	35,990,087	29,187,524
Percentage of intangible and contract assets	90.10%	80.14%
Gross revenue (except for Construction Revenue)	13,700,777	11,297,242
Percentage of gross revenue (except for Construction Revenue)	84.92%	79.26%

Municipalities with contracts under negotiation (expired):	21	35
Balance – intangible and contract assets	1,637,878	4,485,203
Percentage of intangible and contract assets	4.10%	12.32%
Gross revenue (except for Construction Revenue)	451,603	858,277
Percentage of gross revenue (except for Construction Revenue)	2.80%	6.02%

Municipalities with concession agreements due by 2030:	27	31
Balance – intangible and contract assets	1,181,172	1,917,142
Percentage of intangible and contract assets	2.96%	5.26%
Gross revenue (except for Construction Revenue)	588,628	980,679
Percentage of gross revenue (except for Construction Revenue)	3.65%	6.88%

Municipality of São Paulo:
Percentage of intangible and contract assets	43.37%	46.97%
Percentage of gross revenue	44.48%	47.05%
* Includes the municipality of Tapiratiba, which signed a contract in October 2019, however, it will be provided with SABESP’s services as from April 2020.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The Company operates under an authorization by public deeds, which are valid and governed by the Brazilian Civil Code, in the municipalities of Ilhabela, Juquitiba and Ubatuba. As of December 31, 2019, the gross revenues of these municipalities totaled R$ 89,165 (R$ 81,385 as of December 31, 2018) and the total amount of intangible assets and contract asset was R$ 351,441 (R$ 289,922 as of December 31, 2018).

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Management expects that with the decrease in default resulting from the signature with the municipalities of Guarulhos and Santo André, improved water security, due to the works carried out, and the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise the scheduled investments.

The financial statements were approved by the Board of Directors on March 26, 2020.

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPCs requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgment in the process of applying the Company's accounting policies.  The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below.  These policies have been applied consistently in all years presented, except for Note 3.20.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.2  Financial assets and liabilities

Financial Asset - Classification

As of December 31, 2019 and 2018, the Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2019 and 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•         Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, restricted cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

As of December 31, 2019 and 2018, the Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP) and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

Impairment of financial assets

CPC 48/IFRS 9 – Financial Instruments introduces a new impairment model, replacing the incurred loss model for the expected credit loss model, which requires the recording of provision upon initial recognition of asset exposed to credit risk.

Trade receivables

Due to the characteristics of the Company’s accounts receivable, namely: (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing expected credit loss based on the asset’s useful life.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019 and 2018, the methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 12 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last two years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the macroeconomic indicators did not have a significant impact on its estimates. In order to support this understanding, the Company carried out several analyses of the correlation between indicators that could influence the sanitation sector and its history of losses on doubtful accounts, such as Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA).

Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months and during the terms of these investments was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.3  Operating income

(a)            Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of each period and are recorded as trade receivables based on monthly estimates of the completed services.

As of December 31, 2019 and 2018, revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable over revenue from a contract with a customer, the Company started to recognize revenue when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Amounts in dispute are recognized as revenue when collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)            Construction revenue

As of December 31, 2019 and 2018, revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Arrangements) and CPC 47 / IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract asset, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.2.

3.5  Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value and are classified in current assets.

3.6  Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets.  Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for undetermined use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15 (a).  Land is not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

3.8  Intangible assets

Intangibles are stated at acquisition and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets.  Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale.  The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

 The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Donations in assets received from third parties and governmental entities to allow the Company to render water and sewage services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under Other operating income.

(a)         Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the concession grantor.  The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession agreements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to the concessions, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, in cases where there is the right to receive the asset’s residual value at the end of the contract, must be indemnified by the concession grantor, with cash or cash equivalents or also, in general with the contract extension.  These investments are amortized by the useful life of asset.

The details referring to amortization of intangible assets are described in Note 14 (c).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Law 11,445/2007 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly.  Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)          Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs.  Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9  Impairment of non-financial assets

Property, plant and equipment, intangible assets and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/2007, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

3.10  Trade accounts payables and contractors

Accounts payables to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date and are, otherwise, presented as noncurrent liabilities.

3.11  Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 16. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets.  Other borrowing costs are recognized as expenses in the period they are incurred.  Borrowing costs are interest rates and other charges incurred by the Company and arise from borrowing agreements borrowings, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of borrowings effective on the capitalization date.

For foreign currency-denominated borrowings or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

3.13  Salaries, payroll charges and contributions

Salaries, vacations, 13th salary, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

The profit-sharing plan for its employees is based on operational and financial targets of the Company, which creates provision when it is contractually required or when there is a practice in the past that created a constructive obligation, and is recorded on the accrual basis period as operating cost, selling and administrative expenses or capitalized in assets.

3.14  Provisions, legal liabilities, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation as a result of past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated.  Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. Escrow deposits not linked to related liabilities are recorded in noncurrent assets.  Escrow deposits are adjusted for inflation.

The Company does not recognize contingent liabilities in the financial statements since either it does not expect outflows to be required or when the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.15  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.16  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.17  Taxes on revenues

Revenues from sanitation services are recognized on accrual basis for Pasep and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

The taxes related to Pasep and Cofins incident on amounts invoiced to public entities are due when invoices are received.

As these taxes are calculated by the non-cumulativeness regime and presented net, as deductions from gross revenues. Debts calculated over “other operating income” are presented as deductions from the respective operating income.

3.18  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby. The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets.  The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method.  The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans on a contractual basis and sponsored thereby that provides post-employment benefits to its employees, in which the Company makes fixed and equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.19  Financial revenues and expenses

Financial revenue is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, calculated using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.20  Leases

CPC 06 (R2) / IFRS 16 – Leases, replaced CPC 06 (R1) / IAS 17 – Leases. The standard established the principles for the recognition, measurement, presentation and disclosure of lease operations, and requires lessees to account for leases based on a single model, similar to the accounting for finance leases, as per CPC 06 (R1), i.e. recognition of a Right-of-Use Asset (“Lease Asset”) that is equal to a Lease Liability, other than short-term leases (leases of 12 months or less) and/or assets of low value (amounts below US$ 5).

3.21  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable.  The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

3.22  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Law and based on the Bylaws. This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/1995 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity. Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital is accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

3.23  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.24  Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. The first part presents the wealth generated by the Company representing revenues, by products acquired from third party and retentions, and the wealth received in transfer, represented by the equity result and financial income.  The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.25  Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment (sanitation services).

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The CODM analyses asset and liability information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.26  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Statement of financial position accounts are translated by the exchange rate prevailing at the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2019

New standards and revisions

Standard	Description	Impact

CPC 06 (R2) / IFRS 16 – Leases

Establishes a single model for the accounting of leases in the balance sheet for lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 superseded the leases guidance including CPC 06 (R1)/IAS 17 Leases and ICPC 03/IFRIC 4, SIC 15 and SIC 27 Determining Whether an Arrangement Contains a Lease.

(*)See impact analysis below.
ICPC 22 / IFRIC 23 – Uncertainty over Income Tax Treatments	Clarify accounting when there are uncertainties about the treatment of taxes on profit.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendment to CPC 48 / IFRS 9 – Prepayment Features with Negative Compensation

Clarify that, to determine whether a prepayment feature meets the condition of “solely payments of principal and interest”, the party exercising the option may pay or receive compensation for the prepayment regardless of the reason for the prepayment, that is, the prepayment features with negative compensation do not automatically break the condition of “solely payments of principal and interest”.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendment to CPC 18 (R2) / IAS 28 – Long-Term Investments in Associates and Joint Ventures

Clarify that IFRS 9, including its requirements for impairment, is applicable to other financial instruments in an associate or joint venture to which the equity method is not applicable. Include long-term investments that, in substance, are part of the entity's net investment in an associate or joint venture.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

Annual improvements to IFRSs: 2015-2017 Cycle Amendments to CPC 15 (R1) / IFRS 3 – Business Combinations, CPC 19 (R2) / IFRS 11 – Joint Arrangements, CPC 32 / IAS 12 – Income Taxes and CPC 20 (R1) / IAS 23 – Borrowing Costs

•  CPC 15 (R1) / IFRS 3 – Business Combinations - clarify that when control of a business that is a joint operation is obtained, the requirements for business combination are applied in stages, including the remeasurement of the interest previously held in the joint operation at fair value.

•  CPC 19 (R2) / IFRS 11 – Joint Arrangements - clarify that when a party that participates in a joint operation that corresponds to a business, but does not have joint control of that operation, obtains joint control of that joint operation, its interest previously held in the joint operation is not remeasured.

•  CPC 32 / IAS 12 – Income Taxes - clarify that the Company must recognize the consequences of income tax on dividends in profit or loss, in other comprehensive income or in equity, depending on where the transactions that generated the profit to be distribute were originally recognized.

•  CPC 20 (R1) / IAS 23 – Borrowing Costs - clarify that if there is any specific borrowing outstanding after the corresponding asset is ready for its intended use or sale, that borrowing becomes part of the funds that the Company usually borrows to calculate the capitalization rate on borrowings in general.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to CPC 33 (R1) / IAS 19 – Amendment, Curtailment or Settlement of an Employee Benefit Plan

The amendments clarify that the cost of past services (or settlement gain or loss) is calculated by measuring the defined benefit liability (asset) based on updated assumptions and comparing the benefits offered and the plan assets before and after the change of the plan (or its curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 clarifies that the change in the effect of the asset ceiling resulting from the change in the plan (or its curtailment or settlement) is determined in a second step and is normally recognized in other comprehensive income.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.

(*) Transition to CPC 06 (R2) - Leases

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The new standard replaces CPC 06 (R1) / IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements were impacted as follows:

a) recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b) recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c) separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP applied the requirements of CPC 06 (R2)/IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. CPC 06 (R2) / IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with CPC 06 (R2) / IFRS 16. This analysis identified impacts mainly related to vehicles and properties leased from third parties, corresponding to approximately 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

As permitted, the recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below RS$ 19) will remain on a linear basis, as permitted by CPC 06 (R2) / IFRS 16.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

On January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average statutory rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average statutory rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using an average statutory discount rate of 8.97% p.a., based on the respective terms for contracts with similar characteristics. The differences between the discount calculated based on the real rate versus the statutory rate are irrelevant.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain SABESP’s interests, i.e. when it is reasonable sure that the option will be exercised.

The Company applied the practical expedient relating to the definition of leases during the transition period. This means that it applied CPC 06 (R2) / IFRS 16 to all agreements signed before January 1, 2019, identified as leases in accordance with IAS 17 and IFRIC 4.

After carrying out analysis, the Company concluded that on January 1, 2019, 70 contracts fell under the scope of CPC 06 (R2) / IFRS 16. The adoption of this standard increased assets, due to the recognition of the right of use of leased assets, and liabilities, as shown below:

Impact from first-time adoption of the standard
Group	Future payments of fixed leases	Impact of the discount rate	Right of use of leased assets	Lease liabilities
Vehicles	63,795	(9,313)	54,482	54,482
Properties	7,525	(1,333)	6,192	6,192
Equipment	741	(100)	641	641
Other	4,243	(603)	3,640	3,640
Total	76,304	(11,349)	64,955	64,955

For supplemental information to CPC 06 (R2) – Leases, see Notes 14 (k), 16 and 32.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will supersede CPC 11 / IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to CPC 36 (R3) / IFRS 10 – Consolidated Statements and CPC 18 (R2) / IAS 28 – Sales or Contributions of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations involving the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect material effects from adopting this standard.
Amendments to CPC 15 (R1) / IFRS 3 – Definition of Business[1]

Clarify that even though businesses normally have outputs (“products”), products are not necessary for an integrated set of activities and assets to qualify as businesses. To be considered as a business, an acquired set of activities and assets must include at least one input and a substantive process that together contribute significantly to the ability to create products.

The Company does not expect effects from adopting this amendment.
Amendments to CPC 26 (R1) / IAS1 and CPC 23 / IAS 8 – Definition of Material[1]

The purpose of the amendments is to facilitate the understanding of the definition of material in CPC 26 / IAS 1 and not to change the underlying concept of materiality in the IFRS Standards. The concept of “hidden” material information by immaterial information was included as part of the new definition.

The Company is assessing the impacts and effects of the amendments; however, it does not expect material effects from adopting this standard.

1 Effective for annual periods beginning on or after January 1, 2020.

2 Effective for annual periods beginning on or after January 1, 2021.

3 The effective date of the amendments has not yet been defined by IASB.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of R$ 6,382,009 on December 31, 2019 (R$ 6,694,912 as of December 31, 2018). The Company’s exposure to exchange risk is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019		December 31, 2018
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,051,881	4,239,817	1,191,152	4,615,476
Borrowings and financing – Yen	56,452,885	2,097,225	57,463,173	2,026,726
Interest and charges from borrowings and financing– US$		32,242		40,193
Interest and charges from borrowings and financing – Yen		12,725		12,517
Total exposure		6,382,009		6,694,912
Borrowing cost – US$		(20,173)		(22,390)
Borrowing cost – Yen		(3,038)		(3,113)
Total foreign-denominated borrowings (Note 16)		6,358,798		6,669,409

The 4.7% decrease in foreign-currency denominated debt from December 31, 2018 to December 31, 2019 was mainly due to decrease of debt in US dollar and Yen, resulting from the amortizations occurred in 2019, mitigated by the increase in exchange rates, as shown in the table below:

	December 31, 2019	December 31, 2018	Change
US$	R$ 4.0307	R$ 3.8748	4.0%
Yen	R$ 0.03715	R$ 0.03527	5.3%

As of December 31, 2019, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the year would have been R$ 638,201 (R$ 669,491 as of December 31, 2018), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2019 (Liabilities) in US$	1,051,881	1,051,881	1,051,881

US$ rate as of December 31, 2019	4.0307	4.0307	4.0307
Exchange rate estimated according to the scenario	4.0800	5.1000	6.1200
Differences between the rates	(0.0493)	(1.0693)	(2.0893)

Effect on net financial result in R$ - (loss)	(51,858)	(1,124,776)	(2,197,695)

Net currency exposure as of December 31, 2019 (Liabilities ) in Yen	56,452,885	56,452,885	56,452,885

Yen rate as of December 31, 2019	0.03715	0.03715	0.03715
Exchange rate estimated according to the scenario	0.03754	0.04693	0.05632
Differences between the rates	(0.00039)	(0.00978)	(0.01917)

Effect on net financial result in R$ - (loss)	(22,017)	(552,109)	(1,082,202)

Total effect on net financial result in R$ - (loss)	(73,875)	(1,676,885)	(3,279,897)

(*) For the probable scenario in US dollar, the exchange rate estimated for December 31, 2020 was used, pursuant to the Focus Report-BACEN of December 31, 2019, while for the Yen, the average exchange rate was considered for the 12-month period after December 31, 2019, according to B3’s Reference Rates report of December 31, 2019.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The table below provides the borrowings and financing subject to variable interest rate:

	December 31, 2019	December 31, 2018
CDI (i)	1,866,755	1,250,000
TR (ii)	1,675,203	1,637,290
IPCA (iii)	1,366,134	1,614,595
TJLP (iv)	1,381,342	1,322,854
LIBOR (v)	2,829,073	3,259,295
Interest and charges	105,667	134,725
Total	9,224,174	9,218,759

(i)    CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)   TR – Interest Benchmark Rate

(iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)  TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of December 31, 2019, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 92,242 (R$ 92,188 as of December 31, 2018), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2019 are the carrying amounts of instruments classified as cash and cash equivalents, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2019	December 31, 2018
Cash and cash equivalents
AA(bra)	2,193,725	2,966,080
AAA(bra)	41,992	45,430
Other (*)	17,493	17,681
	2,253,210	3,029,191

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, on December 31, 2019, in which the Company made deposit transactions and financial investments in local currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

(c)      Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base date of December 31, 2019.

	2020	2021	2022	2023	2024	2025 onwards	Total
December 31, 2019

Liabilities
Borrowings and financing	3,303,736	1,574,711	1,595,436	1,317,996	1,574,770	6,715,873	16,082,522
Accounts payables to suppliers and contractors	369,631	-	-	-	-	-	369,631
Services payable	474,078	-	-	-	-	-	474,078
Public-Private Partnership (PPP)	383,421	383,421	383,421	383,421	338,765	4,615,324	6,487,773
Program contract commitments	276,580	46,733	31,983	31,983	1,014	13,771	402,064

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses and the most restrictive ones are shown in Note 16 (d).

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2019, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

December 31, 2019
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,076,712	4.5000%(*)	3.3750%	2.2500%
Financial income		93,452	70,089	46,726

Liabilities
CDI	(1,866,755)	4.5000%(*)	3.3750%	2.2500%
Interest to be incurred		(84,004)	(63,003)	(42,002)

CDI net exposure	209,957	9,448	7,086	4,724

Liabilities
TR	(1,675,203)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,366,134)	3.6100%(*)	4.5125%	5.4150%
Expenses to be incurred		(49,317)	(61,647)	(73,976)

TJLP	(1,381,342)	5.5700%(*)	6.9625%	8.3550%
Interest to be incurred		(76,941)	(96,176)	(115,411)

LIBOR	(2,829,073)	1.7630%(**)	2.2037%	2.6444%
Interest to be incurred		(49,877)	(62,344)	(74,812)

Total net expenses to be incurred		(166,689)	(213,083)	(259,478)

(*) Source: CDI and IPCA rates (BACEN Focus Report, December 31, 2019) and long-term interest rate as at December 31, 2019 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3.

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 30, 2019 or until the maturity of the agreements, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	December 31, 2019	December 31, 2018

Total borrowings and financing (Note 16)	13,244,709	13,152,796
(-) Cash and cash equivalents (Note 7)	(2,253,210)	(3,029,191)

Net debt	10,991,499	10,123,605
Total equity	21,635,783	19,551,688

Total capital (shareholders + providers of capital)	32,627,282	29,675,293

Leverage ratio	34%	34%

As of December 31, 2019, the leverage rate remained at 34% compared to December 31, 2018, mainly due to the increase in equity, generated by the 2019 earnings retention, which was mitigated by the decrease in cash and cash equivalents.

5.3 Fair value estimates

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,253,210	2,253,210	3,029,191	3,029,191
Restricted cash	26,018	26,018	31,900	31,900
Trade receivables	2,353,027	2,353,027	2,052,416	2,052,416
Water National Agency – ANA	32,466	32,466	49,136	49,136
Other receivables	194,178	194,178	180,681	180,681

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 850,896 as of December 31, 2019 (R$ 843,250 as of December 31, 2018), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, totaling R$ 747,579 (R$ 737,503 as of December 31, 2018), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

The agreement entered into with the municipality of Santo André was recorded considering the Level 3 fair value hierarchy, due to the fact that this transaction is unobservable under market conditions, i.e. inputs were not based on market data. All recurring and non-recurring transactions carried out by the Company, when classified at Level 3, are assessed by SABESP’s Controllership in order to assess unobservable data and any valuation adjustments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,244,709	13,937,611	13,152,796	13,116,684
Accounts payables to suppliers and contractors	369,631	369,631	465,993	465,993
Services payable	474,078	474,078	454,022	454,022
Program contract commitments	377,253	377,253	373,009	373,009
Public-Private Partnership - PPP	3,293,980	3,293,980	3,413,124	3,413,124

The following criteria were adopted to obtain the fair values of borrowings and financing:

(i)

Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from B3.

(ii)

Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)	BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date and are indexed by long term interest rate (TJLP).

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties and reflect the conditions for those types of loan.  In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)

Other financing in local currency are considered by carrying amount plus contractual interest rate until the maturity date, discounted to present value considering a future interest rate published by B3.

(v)

Agreements with BID and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds were priced at market value through quotes published by Bloomberg.  All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(vi)

Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg.  The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2019.

(vii)

Leases and leases based on IFRS 16 are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate. Thus, the Company discloses as market value, the amount recorded as of December 31, 2019.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

6             Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 9 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, the aging of the accounts receivable portfolio and expectation of future losses.  While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets those arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of the Company's contracts for service concession agreements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets.

Concession intangible assets under Concession agreements, Service contracts and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.8 and 14.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)              Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of the plan’s assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method.  The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)             Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. The Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to deferred taxes is described in Note 18.

(e)              Provisions

The provisions for civil, labor, environmental and tax risks are recorded based on Note 3.14. Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in the circumstances involved.  Additional information of these legal proceedings is disclosed in Note 19.

7             Cash and cash equivalents

	December 31, 2019	December 31, 2018

Cash and banks	176,497	151,558
Cash equivalents	2,076,713	2,877,633
Total	2,253,210	3,029,191

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements and fund quotas, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value, which are deposited in a fund at Banco do Brasil, in which SABESP is an exclusive quotaholder.

The fund is exclusively intended to receive funds from SABESP. On December 31, 2019, it comprised essentially investments in government bonds, repurchase agreements backed by federal government bonds and fixed income financial assets.

Because SABESP is the exclusive quotaholder and controls the fund, the above-mentioned should be consolidated in the Company’s financial statements. However, given that 99% of the balance has already been stated under Cash and cash equivalents and because the remaining balance, related to management expenses and fund maintenance, is irrelevant (R$ 205), the Company decided not to present the balances between Parent Company and Consolidated as there is no significant difference between said balances and because it does not generate relevant disclosure to the users of the financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019, the average yield of financial investments corresponds to 98.02% of CDI (98.28% as of December 31, 2o18).

8             Restricted cash

	December 31, 2019	December 31, 2018

Agreement with the São Paulo municipal government (i)	17,068	19,977
Brazilian Federal Savings Bank – escrow deposits (ii)	2,245	5,880
Other	6,705	6,043
	26,018	31,900

(i)

Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Statement of financial position details

	December 31, 2019	December 31, 2018
Private sector:
General (i) and special (ii) customers	1,505,150	1,372,667
Agreements (iii)	378,341	347,679

	1,883,491	1,720,346
Government entities:
Municipal	472,666	575,733
Federal	2,805	3,876
Agreements (iii)	277,047	274,906

	752,518	854,515
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,278	3,056
São Caetano do Sul	9,871	2,869

Total wholesale customers – Municipal governments	13,149	5,925

Unbilled supply	745,884	571,072

Subtotal	3,395,042	3,151,858
Allowance for doubtful accounts	(1,042,015)	(1,099,442)

Total	2,353,027	2,052,416

Current	2,137,752	1,843,333
Noncurrent	215,275	209,083

	2,353,027	2,052,416

(i)   General customers – residential and small- and mid-sized companies;

(ii)  Special customers - large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(iii) Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. The balance presented does not include the municipality of Mauá, as it is questioning in court the tariffs charged. Therefore, SABESP did not record revenues and receivables of this municipality, due to low expectation of realization, in accordance with IFRS 15 and IFRS 9, as the Company does not believe that it is likely that it will receive the consideration it is entitled to in exchange for the services transferred to the municipalities.

The historical value of unrecognized receivables from these municipalities is as follows:

	December 31, 2019	December 31, 2018
Wholesale customers – Municipal governments:
Mauá	677,298	601,910
Santo André (*)	-	1,164,399
Total	677,298	1,766,309

(*) Agreement with the municipality of Santo André

On July 31, 2019, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Santo André (“Santo André”) and the Santo André Municipal Water and Sanitation Service (SEMASA),  aiming to settle SEMASA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, the Municipality of Santo André and SABESP signed the Public Utility Service Agreement to Provide Water Supply and Sewage Services in the Municipality of Santo André, through which the São Paulo State and the Municipality of Santo André granted SABESP the right to provide services for a period of 40 years.

As a result of the signature of the service provision agreement, the amount due by SEMASA, of
R$ 1,336,908, was given as payment for the transfer of sanitation services for a 40-year period,  thus creating the intangible asset.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

In view of the service transfer, the Company contributed R$ 70,000 to settle administrative costs and terminate the services provided by SEMASA. Additionally, R$ 90,000 was transferred in two annual installments, the first of which due 30 days after the signature of the agreement, and the second by February 28, 2020; these amounts shall be allocated to sanitation initiatives. The total amount of R$ 160,000 was recorded in intangible assets against current liabilities.

From the first quarter of 2021, 4% of gross revenue earned in the municipality by SABESP, net of Cofins/Pasep, ARSESP’s Regulatory,  Control and Oversight Fee (TRCF) and any business charges  levied on revenue, will be allocated to environmental sanitation, housing, drainage and other urban infrastructure services in the Municipality.

Credits in court, in the form of registered warrants, will be held as collateral of compliance with the Adjustment Instrument. The payment of the registered warrants will be suspended during the term of the Decree.

The amount collateralized will be progressively reduced according to the following rules:

•

Until the seventh (7th) anniversary of the signature date of the Decree, Credits 1 and 2 will be reduced by an amount equivalent to one eighty-fourth (1/84) per full month, releasing the collateralized amount related to Credit 1 followed by the amount related to Credit 2;

•

After the seventh (7th) anniversary and up to the twelfth (12th) anniversary of the Decree’s signature date, Credits 3 and 4 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 3 followed by the amount related to Credit 4;

•

After the twelfth (12th) anniversary and up to the twenty-seventh (27th) anniversary of the Decree’s signature date, Credit 5 will be reduced by an amount equivalent to one-one hundred and eightieth (1/180) per full month;

•

After the twenty-seventh (27th) anniversary and up to the thirty-fifth (35th) anniversary of the Decree’s signature date, Credits 6 and 7 will be reduced by an amount equivalent to one ninety-sixth (1/96) per full month, releasing the collateralized amount related to Credit 6 followed by the amount related to Credit 7;

•

After the thirty-fifth (35th) anniversary and up to the fortieth (40th) anniversary of the Decree’s signature date, Credits 8 and 9 will be reduced by an amount equivalent to one-sixtieth (1/60) per full month, releasing the collateralized amount related to Credit 8 followed by the amount related to Credit 9.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The measurement of non-recurring fair value regarding the transaction with the municipality of Santo André was categorized within level 3 of the fair value hierarchy, in its initial recognition.

The Company considered the discounted cash flow technique to carry out the evaluation, based on the judgment that the market participants could and/or should apply. The discounted cash flow considered the present value of the net cash flows expected to be generate with the Company’s assumption water supply and sewage services for a period of 40 years, taking into consideration the following unobservable inputs:

•	Average tariff and average volume of water and sewage by economy based on SEMASA’s average consumption histogram, referring to the period between January and December 2018;
•	Indirect revenues based on historical data of the municipalities operated by SABESP in the Metropolitan Region of São Paulo;
•	Average unit cost of the Metropolitan Region of São Paulo with synergy, due to economies of scale and the use of existing structures at SABESP (administrative and operational);
•	Personnel costs – in the first two years, considering the payment of employees assigned by SEMASA;
•	Costs and investments in the integrated metropolitan supply system prorated based on the volume of water supplied to the municipality;
•	Exclusive investments by the municipality following the Municipal Sanitation Plan;
•	Complementary investments to be made by the municipality and paid by SABESP, corresponding to an installment of R$ 90 million in the first year, plus 4% of net revenue as of the second year;
•	Projected cash flow discount rate – 8.11% p.a. (WACC).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)      The aging of trade receivables is as follows:

	December 31, 2019	December 31, 2018

Current	1,762,606	1,449,927
Past-due:
Up to 30 days	330,488	330,310
From 31 to 60 days	164,913	145,153
From 61 to 90 days	86,765	83,679
From 91 to 120 days	58,971	54,486
From 121 to 180 days	81,003	89,740
From 181 to 360 days	33,206	44,856
Over 360 days	877,090	953,707

Total past-due	1,632,436	1,701,931

Total	3,395,042	3,151,858

The increase in the current balance was mainly due to the assumption of the provision of sanitation services to the municipalities of Guarulhos and Santo André, as well as by the 4.39% tariff increase.

(c)      Allowance for doubtful accounts

	December 31, 2019	December 31, 2018

Balance at the beginning of the year	1,099,442	1,067,973
Private sector/government entities	54,064	61,315
Recoveries	(111,491)	(29,846)

Net additions/(recoveries) in the year	(57,427)	31,469

Balance at the end of the year	1,042,015	1,099,442

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Reconciliation of estimated/historical losses of income	December 31, 2019	December 31, 2018

Write-offs	(179,929)	(184,555)
(Losses)/reversal with state entities – related parties	(5,597)	1,294
(Losses) with private sector/government entities	(54,064)	(61,315)
(Losses)/reversal with wholesale customers	-	(29,458)
Recoveries	111,491	107,307

Amount recorded as expense	(128,099)	(166,727)

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

(a)      Accounts receivable, interest on capital payable, revenue and expenses with GESP

	December 31, 2019	December 31, 2018
Accounts receivable
Current:
Sanitation services (i)	131,851	122,522
Allowance for losses (i)	(39,417)	(33,820)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments) (ii) and (vi)	31,584	22,926
- GESP Agreement – 2015 (iv)	68,888	62,520

Total current	192,906	174,148

Noncurrent:
Agreement for the installment payment of sanitation services	10,883	17,045
Reimbursement of additional retirement and pension benefits paid(G0):
- GESP Agreement – 2015 (iv)	647,107	652,057

Total noncurrent	657,990	669,102

Total receivables from shareholders	850,896	843,250

Assets:
Sanitation services	103,317	105,747
Reimbursement of additional retirement and pension benefits paid (G0)	747,579	737,503

Total	850,896	843,250

Liabilities:
Interest on capital payable to related parties	401,963	338,407

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	2019	2018

Revenue from sanitation services	556,574	501,146
Payments received from related parties	(546,365)	(509,672)

Receipt of GESP reimbursement referring to Law 4,819/1958	(152,112)	(173,516)

(i)                 Sanitation services

The Company provides water supply and sanitation services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to item (iii) of this Note.

The Company recognized R$ 39,417 as of December 31, 2019 (R$ 33,820 as of December 31, 2018) as allowance for losses, according to CPC 48 / IFRS 9.

(ii)               Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE), is complied with.

As discussed on item (vi), during the assessment of the debt due by GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 20 (b) (ii).

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to sanitation services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba Mirim, Paraitinga and Ponte Nova reservoirs (“Reservoirs”) for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the benefits. DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State  Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable. See additional information in item (iv) below.

On March 22, 2004, the Company signed the first amendment to the GESP Agreement, settling the amounts due by the São Paulo State Government for water supply and sewage services provided, monetarily adjusted through February 2004, and formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment. In December 2012 the last installment was paid.

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP of R$ 915,251, monetarily adjusted until September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted the reservoirs, on a provisional basis, as part of the payment of the Undisputed Reimbursement and offered GESP a provisional settlement, recognizing a financial credit of R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debtor balance of R$ 218,967 was totally paid in 2018.

The Company had not recognized in its financial statements the reimbursement receivable of R$ 696,283 related to the reservoirs, as it is not virtually certain that they will be transferred by the State Government. In March 2015, SABESP and GESP entered into an agreement to pay the reservoirs, totaling R$ 696,283 (more information in item (iv) of this note).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payments, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of the portion considered as undisputed.

(iv)      Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the São Paulo State and DAEE, and the Sanitation and Water Resources Department as the intervening party, entered into as Agreement in the amount of R$ 1,012,310, R$ 696,283 of which corresponds to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 corresponds to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•

The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•

The amount of R$ 609,109, payable in 156 monthly installments, was adjusted by the Extended Consumer Price Index (IPCA) until the initial payment date, i.e. April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

Considering that the lawsuit that objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

•

If transfer is possible and the reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•

If the transfer of the reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$ 316,027 in 60 installments, beginning after the Principal Amount installment payment is made. The amount will be adjusted by IPCA to the initial date of the payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates per month over the amount of each installment.

As of December 31, 2019, the balance receivable totaled R$ 68,888 in current assets (R$ 62,520 as of December 31, 2018) and R$ 647,107 in noncurrent assets (R$ 652,057 December 31, 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(v) Disputed Amounts

As already mentioned, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/1958, for which, the Company understands, the São Paulo State  is originally liable, but paid by SABESP under a court order.

By entering into the Third Amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/1958. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the latest opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010 refute the reimbursement of the portion previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP:  (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, but such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the São Paulo State  pleading the entire reimbursement related to employee benefits set out in Law 4,819/1958 to finalize the discussion between the Company and GESP. Despite the legal proceeding, the Company will persist to obtain an agreement with GESP since Management believes that it is the best solution to the Company and its shareholders than wait until the end of the lawsuit.

As of December 31, 2019 and 2018, the disputed amounts between SABESP and GESP, corresponding to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,195,217 and R$ 1,107,104, respectively. The Company created allowances for doubtful accounts for such amounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(vi)      Actuarial liability

The Company also recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of December 31, 2019 and 2018, the amounts corresponding to the actuarial liability totaled R$ 3,046,255 and R$ 2,606,107, respectively. For more information on additional retirement and pension benefits, see Note 20 (b).

(b)      Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies and SABESP will continue using the reservoirs.

As of December 31, 2019, the Company recorded R$ 16,653 and R$ 87,231 (R$ 16,055 and R$ 90,518 as of December 31, 2018), recorded under Other Liabilities, in current and noncurrent liabilities, respectively. In 2019, the Company paid R$ 17,246.

(c)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)      Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(e)      Personnel assignment agreement among entities related to GESP

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. In 2019, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 4,881 (R$ 8,903 in 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

In 2019, expenses related to personnel assigned by other entities to the Company totaled R$ 139 (R$ 116 in 2018).

(f)       Non-operating assets

As of December 31, 2019, the Company had an amount of R$ 3,613 related to land and lent structures (R$ 969 as of December 31, 2018).

(g)      SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2019 amounted to R$ 314,677 (R$ 363,902 as of December 31, 2018), according to Note 20 (b).

(h)      Compensation of Management Key Personnel

SABESP's compensation policy for Management is set out according to guidelines of the São Paulo State Government, issued by the CODEC (State Capital protection Board), and is based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

The Executive Officers’ fees are also defined by government authorities. Management and Fiscal Council’s compensation is equivalent to 30% and 20%, respectively, of the Executive Officers’ fee, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a management paradigm equivalent to the private sector to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to the monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year.  The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to Statutory Officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

SABESP pays bonuses for the purposes of compensating Executive Officers, in accordance with the guidelines of the São Paulo State Government, as an incentive policy, as long as the Company records quarterly, semiannual and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 5,344 and R$ 4,077 in 2019 and 2018, respectively. An additional amount of R$ 1,348, related to the bonus program, was recorded in 2019 (R$ 538 in 2018).

(i)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operation of this company, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2019, the balance of principal and interest related to this agreement was R$ 34,992, recorded in Noncurrent Assets, under Other accounts receivables (R$ 32,857 as of December 31, 2018). Interest was calculated based on the CDI rate + 1.2% p.a.

The loan agreement originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(j)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/1912, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until December 31, 2019, the program total amount was R$ 117,272 (R$ 100,928 as of December 31, 2018); as of December 31, 2019 and 2018, there was no balance receivable from related parties. As of December 31, 2019, R$ 65,099 (R$ 49,919 as of December 31, 2018) was recorded under intangible assets. R$ 52,174 was reimbursed by GESP (R$ 51,009 as of December 31, 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

11            Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

As of August 15, 2008, the Company, together with GS Inima Brasil Ltda (“GS Inima”), successor of Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and GS Inima Environment S/A (currently OHL Medio Ambiente); and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”), succeeded by ECS Operações e Participações Ltda (“ECS”), incorporated Sesamm – Serviços de Saneamento de Mogi Mirim S/A for a period of 30 years from the date the concession agreement with the municipality for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

On October 30, 2019, ECS shares were transferred to GS Inima Brasil. After the transfer SABESP continues to hold an interest of 36% in the shares and GS Inima holds 64%.

Sesamm's capital as of December 31, 2019, totaled R$ 19,532, and was represented by 19,532,409 registered common shares with no par value.

The operations initiated in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2019, the capital of Águas de Andradina totaled R$ 17,936, divided into 17,936,174 registered common shares with no par value. SABESP holds 30% of its equity interest and Iguá 70%.  The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The Company pledges as guarantee 100% of its shares in Águas de Andradina as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2019, the company’s capital stock was R$ 2,785, and was represented by 2,785,227 registered shares with no par value. SABESP holds a 30% interest and Iguá 70%.

The Company pledges as guarantee 100% of its shares in Águas de Castilho, as a counter guarantee for the issuance of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

Saneaqua Mairinque

As of June 14, 2010, the Company, together with BRK Ambiental Participações S/A (“BRK”) currently Odebrecht Utilities S/A, former Foz do Brasil S.A., incorporated Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

As of December 31, 2019, the capital stock of Saneaqua Mairinque totaled R$ 4,183, represented by 3,141,239 registered common shares with no par value. SABESP holds a 30% interest and BRK 70%.

As guarantee for the financing for Saneaqua Mairinque, the Company pledges 100% of its shares in said company.

The operations initiated in October 2010.

Attend Ambiental

As of August 23, 2010, SABESP, together with Companhia Estre Ambiental S.A. (“Estre”), incorporated Attend Ambiental S.A., for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

In 2019, the investee received a capital contribution in the amount of R$ 24,277, through the issuance of 24,277,245 new registered common shares with no par value, through the conversion of the total credits held by the shareholders against the Company, resulting from Loan Agreements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019, the capital totaled R$ 37,677, and was represented by 37,677,245 registered common shares without a par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

Aquapolo Ambiental

As of October 8, 2009, the Company, together with Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex of Capuava and the metropolitan region of São Paulo.

On December 29, 2016, Odebrecht Utilities S/A transferred to Odebrecht Ambiental Participações em Negócios Industriais S/A (“OAPNI”) all its shares and control and the latter now holds 51% of the shares.

On October 27, 2016, Odebrecht S/A signed an agreement with Brookfield Brasil Capital Partners, Inc. and BR Ambiental Fundo de Investimento em Participações, both companies managed by Brookfield Asset Management Inc., to sell all of its shares, equivalent to 70% of the capital of Odebrecht Ambiental S/A, currently BRK Ambiental S/A.

On September 30, 2019, the shares of Aquapolo Ambiental S/A held by BRK Ambiental were transferred to GS Inima industrial, a GS Inima Brasil company. After the acquisition was completed, SABESP continues to hold an interest of 49% in the shares and GS Inima Industrial holds the remaining shares, corresponding 51%.

As of December 31, 2019, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares with no par value. SABESP holds 49% of its equity interest.

The Company pledges as guarantee to the loan acquired through the issuance of debentures, 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda (Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is the implementation and commercial exploration of water potential in small hydroelectric power plants (SHPPs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations. As of December 31, 2019, the capital stock of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares with no par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

	Equity		Capital increase	Dividends distributed	Other comprehensive income	Profit (loss) for the period
	December 31, 2019	December 31, 2018	2019	2019	2019	2019	(*)	2018

Sesamm	45,923	43,547	-	(2,042)	-	6,485	(2,067)	5,621
Águas de Andradina	30,065	24,832	-	(2,038)	-	7,070	201	2,407
Águas de Castilho	7,242	6,084	-	(609)	-	1,648	119	1,001
Saneaqua Mairinque	4,783	5,720	-	(11)	(55)	(867)	(4)	(790)
Attend Ambiental	7,486	1,426	24,277	-	-	(17,781)	(436)	(3,743)
Aquapolo Ambiental	37,772	30,170	-	(8,681)	-	16,283	-	11,413
Paulista Geradora de Energia	7,144	7,625	-	-	-	(481)	-	(822)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	Investments		Capital increase	Dividends distributed	Other comprehensive income	Equity result			Interest percentage
	December 31, 2019	December 31, 2018	2019	2019	2019	2019	(*)	2018	December 31, 2019	December 31, 2018

Sesamm	16,533	15,677	-	(735)	-	2,335	(744)	2,023	36%	36%
Águas de Andradina	9,020	7,450	-	(611)	-	2,121	60	722	30%	30%
Águas de Castilho	2,172	1,826	-	(183)	-	493	36	300	30%	30%
Saneaqua Mairinque	1,434	1,716	-	(3)	(17)	(260)	(2)	(237)	30%	30%
Attend Ambiental	3,369	642	10,925	-	-	(8,002)	(196)	(1,684)	45%	45%
Aquapolo Ambiental	18,508	14,783	-	(4,254)	-	7,979	-	5,592	49%	49%
Paulista Geradora de Energia	1,786	1,905	-	-	-	(119)	-	(206)	25%	25%
Total	52,822	43,999	10,925	(5,786)	(17)	4,547	(846)	6,510
Other investments	365	588
Total	53,187	44,587

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2018 were issued, including some adjustments, after the Company’s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

12           Investment properties

	December 31, 2018	Transfer	Depreciation	December 31, 2019

Investment properties	47,620	(9)	(49)	47,562

	December 31, 2017	Write-offs and disposals	Transfer	Depreciation	December 31, 2018

Investment properties	57,652	(9,995)	13	(50)	47,620

As of December 31, 2019 and 2018, the market value of these properties was approximately R$ 386,000.

13           Contract asset

Contract asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from contracts with customers, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, should be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the completion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 14.

As of December 31, 2019, the amount recorded as contract asset was R$ 7,618 million, and the largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,593 million,
R$ 338 million and R$ 330 million, respectively. Additionally, R$ 3,328 million was transferred to intangible assets; the most significant work, in the amount of R$ 780 million, referring to the Barueri Sewage Treatment Station, while the largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,790 million, R$ 212 million and R$ 151 million, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018	Additions	Write-offs	Transfers	Transfer of works to intangible assets	December 31, 2019

Total contract asset	7,407,948	3,532,283	(4,910)	10,710	(3,328,317)	7,617,714

	January 1, 2018	Additions	Transfer of works to intangible assets	December 31, 2018

Total contract asset	10,387,715	3,188,943	(6,168,710)	7,407,948

14           Intangible assets

(a)      Statement of financial position details

	December 31, 2019			December 31, 2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	2,066,459	(571,606)	1,494,853	5,465,206	(1,391,862)	4,073,344
Concession agreements – economic value	1,334,531	(621,679)	712,852	1,948,255	(716,246)	1,232,009
Program contracts	19,413,768	(5,594,068)	13,819,700	12,710,937	(3,933,008)	8,777,929
Program contracts – commitments	1,651,434	(286,559)	1,364,875	1,320,106	(240,555)	1,079,551
Services contracts – São Paulo	19,217,091	(4,826,328)	14,390,763	17,474,797	(4,083,345)	13,391,452
Software license of use	829,739	(358,033)	471,706	748,962	(290,787)	458,175
Right of use	113,233	(42,535)	70,698	-	-	-
Total	44,626,255	(12,300,808)	32,325,447	39,668,263	(10,655,803)	29,012,460

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2018	First-time adoption of IFRS 16	Additions	Contract renewal	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2019
Intangible right arising from:
Concession agreements – equity value	4,073,344	-	2	(2,690,660)	(4,345)	131,809	76,804	(8,311)	(83,790)	1,494,853
Concession agreements – economic value	1,232,009	-	2,034	(532,173)	-	89,041	1,956	(569)	(79,446)	712,852
Program contracts	8,777,929	-	1,338,443	3,223,773	-	970,534	137,283	(10,312)	(617,950)	13,819,700
Program contracts – commitments	1,079,551	-	331,328	-	-	-	-	-	(46,004)	1,364,875
Services contracts – São Paulo	13,391,452	-	3,867	(940)	-	2,054,940	(228,583)	(20,739)	(809,234)	14,390,763
Software license of use	458,175	-	-	-	-	81,993	(991)	-	(67,471)	471,706
Right of use	-	64,955	48,278	-	-	-	-	-	(42,535)	70,698
Total	29,012,460	64,955	1,723,952	-	(4,345)	3,328,317	(13,531)	(39,931)	(1,746,430)	32,325,447

	December 31, 2017	Transfer to contract assets	Additions	Contract renewal	Transfer of works	Transfers	Write-offs and disposals	Amortization	December 31, 2018
Intangible right arising from:
Concession agreements – equity value	7,141,614	(1,427,046)	93	(1,935,780)	499,002	(5,268)	(1,406)	(197,865)	4,073,344
Concession agreements –economic value	1,433,937	(233,361)	373	-	114,442	88	(1,031)	(82,439)	1,232,009
Program contracts	7,595,066	(2,019,461)	928,818	1,935,780	681,742	3,011	(7,616)	(339,411)	8,777,929
Program contracts – commitments	910,375	-	206,946	-	-	-	-	(37,770)	1,079,551
Services contracts – São Paulo	15,917,015	(6,707,847)	3,724	-	4,818,734	12	(14,813)	(625,373)	13,391,452
Software license of use	468,125	-	4,774	-	54,790	686	-	(70,200)	458,175
Total	33,466,132	(10,387,715)	1,144,728	-	6,168,710	(1,471)	(24,866)	(1,353,058)	29,012,460

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

In 2019, the Company renewed the program contract with the municipalities of Águas de São Pedro, Alambari, Bertioga, Caraguatatuba, Espírito Santo do Turvo, Guarujá, Itanhaém, Lavrinhas, Mongaguá, Nazaré Paulista, Oriente, Paraguaçu Paulista, Pedra Bela, Peruíbe, São Bernardo do Campo, São Sebastião and Vargem. The Company also started operations in the municipality of Santo André.

All these contracts are valid for 30 years, except for the contracts signed with São Bernardo do Campo and Santo André, which are valid for 40 years.

The municipality of Tapiratiba signed a contract in October 2019, however, it will be provided with SABESP’s services as from April 2020.

(c)      Intangible rights arising from concession agreements

The Company operates public utility service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations corresponding to the exploration of assets related to public utility services (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2019, the Company operated in 372 municipalities in the São Paulo State (369 as of December 31, 2018).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State  Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising from concession agreements include:

(i)     Concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)    Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted based on the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2019 and 2018 there were no amounts pending related to these payments to the municipalities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Intangible assets are amortized on a straight-line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (most of which for 30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental initiatives. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

As of December 31, 2019 and 2018, the amounts not yet disbursed were recorded under Program contract commitments, under current liabilities, totaling R$ 273,932 and R$ 225,291, respectively, and under noncurrent liabilities, totaling R$ 103,321 and R$ 142,314, respectively. In 2019, the annual rate of 8.11% (WACC) was applied to calculate the present value adjustment of these contracts.

(v)     Service agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the São Paulo State  and the Municipality of São Paulo to regulate the water supply and sewage services in the municipality of São Paulo for a 30-year period, extendable for another 30-year period.

Also, on June 23, 2010, the state and the municipal government signed an agreement, whereby SABESP and the Sanitation and Energy Regulatory Agency of the São Paulo State (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality grant to SABESP the right to explore sanitation services in the capital of the São Paulo State , which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality establish that ARSESP be the agency responsible for regulating the tariff, controlling and monitoring the services;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs foreseen in the state and municipal sanitation plans, and, where applicable, the metropolitan plan. The Investment Plan is not definite and will be revised by the Managing Committee every four years, especially regarding investments to be made in the following period;

6. The amount transferred to the Municipal Fund of Environmental Sanitation and Infrastructure to be invested in sanitation services in the municipality must be recovered through tariff charges. This amount represents 7.5% of the total revenue from services supplied to the municipality of São Paulo, net of the taxes on revenue and delinquency in the period, recognized in profit or loss as operating cost;

7. The opportunity cost of SABESP’s creditors and investors is based on the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery of the amount transferred to the Municipal Fund of Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 6 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff revision process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

As of April 18, 2014, ARSESP Resolution 484 was published with the final results of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB, and the São Paulo State Government, through a petition filed by the São Paulo State  Office, by means of Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State  Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing the authorization to transfer to consumers the amounts related to the legally established municipal fees that, by force of the Program Agreements and the Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement represents 44.48% of the Company’s total revenue as of December 31, 2019 and ensures the judicial and assets security.

The municipality of São Paulo and the Company did not conclude an agreement to equalize the financial pending issues existing until the signature date of the Agreement, related to the rendering of water supply and sewage services to the real properties of the municipality, and for that reason, the Company filed a suit to collect these accounts, which are accrued for losses.

(d)      Capitalization of interest and other finance charges

In 2019, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$ 233,251, including the São Lourenço Production System and Leases (R$ 488,502 in 2018), during the construction period.

(e)      Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally to cover administration costs and assume the responsibility for primary risks. In 2019 and 2018, the margin was 2.3%.

The construction margin for 2019 and 2018 was R$ 65,172 and R$ 63,013, respectively.

(f)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. In 2019, expropriations totaled R$ 34,681 (R$ 106,429 in 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(g)      Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2019 and 2018, the amounts recognized as intangible asset related to PPP were R$ 348,586 and R$ 359,759, respectively. In 2019 and 2018, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs arising from the services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,726, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System

In August 2013, SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the public-private partnership agreements of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System.  Works started in April 2014.

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

The estimated amount by inflation adjustment through December 31, 2019 is approximately R$ 7.73 billion.

After the beginning of operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$ 33.0 million, equivalent to the monthly remuneration plus interest and charges. The amount above will be annually reevaluated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.  If SABESP performs with its monthly obligations with the SPE, the funds from the restricted account will be released.

This obligation with the SPE will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first: (i) the original payment date of the last installment of interest/amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or dissolution of the SPE.

As of December 31, 2019 and 2018, the carrying amounts recorded in the Company’s intangible assets, related to this PPP, amounted to R$ 3,235,008 and R$ 3,208,464, respectively. Intangible assets were accrued based on the physical evolution of the works, with a corresponding entry in the Public-Private Partnership (PPP) liabilities account. In 2019, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The São Lourenço Production System had its main works completed in the first quarter of 2019 with the end of the works phase (phase 1) occurred on November 1, 2019, after checking compliance with the contractual clauses and the absence of documentary pending issues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The obligations assumed by the Company, as of December 31, 2019 and 2018, are as follows:

	December 31, 2019			December 31, 2018
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	44,003	208,217	252,220	39,283	252,093	291,376
São Lourenço	66,288	2,975,472	3,041,760	98,544	3,023,204	3,121,748
Total	110,291	3,183,689	3,293,980	137,827	3,275,297	3,413,124

(h)      Works in progress

With the adoption of CPC 47 / IFRS 15 – Revenue from contract with customers, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, previously recognized as part of intangible assets, such as works in progress, were reclassified to Contract asset, pursuant to Note 13, in the amount of R$ 10,387 million.

(i)       Amortization of intangible assets

The amortization average rate was 4.2% on December 31, 2019 and 2018.

(j)       Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

(k)      Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to December 2019, SABESP maintained the amounts of R$ 40,557, R$ 9,132 and R$ 2,146 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Statement of financial position details:

Nature	December 31, 2019
Vehicles	91,709
Properties	13,309
Equipment	3,801
Other	4,414
Accumulated amortization	(42,535)
Total	70,698

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information on this liability, see Note 16.

The table below shows the impact in the income statement as of December 31,  2019:

Impact in the income statement
December 31, 2019

Right-of-use amortization	(42,535)
Financial result – interest expenses	(6,967)
Short-term and low-value lease expenses	(51,855)
Decrease of the income for the year	(101,357)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

15           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2019				December 31, 2018
	Cost	Accumulated depreciation	Net	Depreciation average rate	Cost	Accumulated depreciation	Net	Depreciation average rate
Land	92,962	-	92,962	-	92,979	-	92,979	-
Buildings	82,143	(40,438)	41,705	2.1%	79,086	(38,961)	40,125	3.0%
Equipment	402,850	(250,577)	152,273	16.3%	372,872	(256,786)	116,086	16.5%
Transportation equipment	8,946	(6,962)	1,984	9.9%	11,333	(7,860)	3,473	10.0%
Furniture and fixtures	31,365	(13,146)	18,219	6.7%	27,250	(13,672)	13,578	6.8%
Other	7,559	(309)	7,250	5.0%	1,659	(288)	1,371	6.2%
Total	625,825	(311,432)	314,393	12.5%	585,179	(317,567)	267,612	12.3%

(b)      Changes

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	3,497	15	-	(1,932)	41,705
Equipment	116,086	63,216	3,149	(429)	(29,749)	152,273
Transportation equipment	3,473	308	(1,117)	(2)	(678)	1,984
Furniture and fixtures	13,578	5,266	734	(162)	(1,197)	18,219
Other	1,371	5,872	66	-	(59)	7,250
Total	267,612	78,159	2,830	(593)	(33,615)	314,393

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2018
Land	92,507	-	472	-	-	92,979
Buildings	42,360	73	-	-	(2,308)	40,125
Equipment	103,803	46,473	986	(81)	(35,095)	116,086
Transportation equipment	3,680	589	-	-	(796)	3,473
Furniture and fixtures	11,816	2,972	-	(27)	(1,183)	13,578
Other	884	538	-	-	(51)	1,371
Total	255,050	50,645	1,458	(108)	(39,433)	267,612

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,021	-	41,021	42,493	40,194	82,687
12th issue debentures	45,450	203,829	249,279	45,450	249,249	294,699
14th issue debentures	41,940	63,012	104,952	41,270	103,005	144,275
15th issue debentures	-	-	-	359,394	-	359,394
17th issue debentures	289,211	263,226	552,437	279,100	532,691	811,791
18th issue debentures	34,239	133,679	167,918	33,469	165,267	198,736
20th issue debentures	-	-	-	248,334	-	248,334
21st issue debentures	150,000	349,660	499,660	-	499,604	499,604
22nd issue debentures	-	765,689	765,689	-	756,040	756,040
23rd issue debentures	-	864,603	864,603	-	-	-
24th issue debentures	-	395,855	395,855	-	-	-
Brazilian Federal Savings Bank	83,519	1,341,660	1,425,179	75,223	1,266,592	1,341,815
Brazilian Development Bank - BNDES BAIXADA SANTISTA	-	-	-	16,899	-	16,899
Brazilian Development Bank - BNDES PAC	11,184	27,854	39,038	11,227	39,169	50,396
Brazilian Development Bank - BNDES PAC II 9751	6,990	40,685	47,675	4,364	18,811	23,175
Brazilian Development Bank - BNDES PAC II 9752	3,913	24,457	28,370	3,186	23,100	26,286
Brazilian Development Bank - BNDES ONDA LIMPA	23,704	100,582	124,286	23,632	123,875	147,507
Brazilian Development Bank - BNDES TIETÊ III	52,874	383,191	436,065	30,589	252,197	282,786
Brazilian Development Bank - BNDES 2015	31,712	460,646	492,358	31,615	490,729	522,344
Brazilian Development Bank - BNDES 2014	4,659	25,411	30,070	-	-	-
Leases	27,314	432,357	459,671	19,077	549,589	568,666
Leases (IFRS 16)	51,088	23,365	74,453	-	-	-
Other	1,665	8,207	9,872	1,380	8,163	9,543
Interest and charges	77,460	-	77,460	98,410	-	98,410
Total in local currency	977,943	5,907,968	6,885,911	1,365,112	5,118,275	6,483,387

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2019			December 31, 2018
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 61,668 thousand (US$ 71.947 thousand in December 2018)	41,428	207,140	248,568	39,826	238,954	278,780
Inter-American Development Bank - BID 2202 – US$ 510,573 thousand (US$ 544,457 thousand in December 2018)	128,623	1,914,298	2,042,921	124,098	1,969,565	2,093,663
International Bank of Reconstruction and Development - BIRD – US$ 88,871 thousand (US$ 91,286 thousand in December 2018)	24,505	330,898	355,403	11,779	341,646	353,425
Deutsche Bank – (US$ 75,000 thousand in December 2018)	-	-	-	288,479	-	288,479
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2018)	1,409,921	-	1,409,921	-	1,354,532	1,354,532
JICA 15 – ¥ 11,524,300 thousand (¥ 12,676,730 thousand in December 2018)	42,813	385,315	428,128	40,646	406,462	447,108
JICA 18 – ¥ 10,361,600 thousand (¥ 11,397,760 thousand in December 2018)	38,493	346,237	384,730	36,545	365,230	401,775
JICA 17 – ¥ 2,830,420 thousand (¥ 1,826,957 thousand in December 2018)	12,466	91,845	104,311	11,835	51,786	63,621
JICA 19 – ¥ 31,736,565 thousand (¥ 31,561,726 thousand in December 2018)	67,372	1,109,644	1,177,016	64,028	1,047,081	1,111,109
BID 1983AB – US$ 40,769 thousand (US$ 58,462 thousand in December 2018)	71,312	91,521	162,833	68,554	155,653	224,207
Interest and charges	44,967	-	44,967	52,710	-	52,710
Total in foreign currency	1,881,900	4,476,898	6,358,798	738,500	5,930,909	6,669,409

Total borrowings and financing	2,859,843	10,384,866	13,244,709	2,103,612	11,049,184	13,152,796

Exchange rate as of December 31, 2019: US$ – R$ 4.0307; ¥ R$ 0.03715 (as of December 31, 2018: US$ – R$ 3.8748; ¥ R$ 0.03527).

On December 31, 2019, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA series (2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.63% (series 1) and CDI+ 0.49% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
Brazilian Federal Savings Bank	Own funds	2020/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2,5%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Leases		2035	7.73% to 10.12%	IPC
Leases (IFRS 16)		2023	6.01% to 9.84%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

F-137

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - BID 1212 – US$ 61,668 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 510,573 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 88,871 thousand	Government	2034	2.85% (*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 11,524,300 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 10,361,600 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 2,830,420 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 31,736,565 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 40,769 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(i)     Payment schedule – accounting balances as of December 31, 2019

	2020	2021	2022	2023	2024	2025	2026 to 2039	TOTAL
LOCAL CURRENCY
Debentures	601,861	484,363	563,291	366,330	700,583	280,062	644,924	3,641,414
Brazilian Federal Savings Bank	83,519	87,951	92,727	85,554	84,289	89,569	901,570	1,425,179
BNDES	135,036	134,584	134,584	128,886	123,400	105,460	435,912	1,197,862
Leases	27,314	29,093	31,063	33,711	36,697	39,951	261,842	459,671
Leases (IFRS 16)	51,088	22,630	678	57	-	-	-	74,453
Other	1,665	1,865	1,865	1,825	1,384	1,268	-	9,872
Interest and charges	77,460	-	-	-	-	-	-	77,460
TOTAL IN LOCAL CURRENCY	977,943	760,486	824,208	616,363	946,353	516,310	2,244,248	6,885,911
FOREIGN CURRENCY
BID	170,051	170,051	170,051	170,051	170,051	170,051	1,271,183	2,291,489
BIRD	24,505	24,505	24,505	24,505	24,505	24,505	208,373	355,403
Eurobonds	1,409,921	-	-	-	-	-	-	1,409,921
JICA	161,144	154,857	154,857	154,857	154,857	154,857	1,158,756	2,094,185
BID 1983AB	71,312	31,005	31,005	29,511	-	-	-	162,833
Interest and charges	44,967	-	-	-	-	-	-	44,967
TOTAL IN FOREIGN CURRENCY	1,881,900	380,418	380,418	378,924	349,413	349,413	2,638,312	6,358,798
Total	2,859,843	1,140,904	1,204,626	995,287	1,295,766	865,723	4,882,560	13,244,709

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(ii)   Changes

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary variation and exchange variation	Inflation adjustment / exchange variation and interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,814)	42,692	-	(234,307)	(1,055,623)	195,586	17,233	3,845	3,711,228
Brazilian Federal Savings Bank	1,345,684	-	162,767	-	-	-	(109,128)	(79,404)	74,421	34,910	-	1,429,250
BNDES	1,072,605	-	256,981	(628)	2,082	826	(83,419)	(131,026)	60,644	23,112	234	1,201,411
Leases	568,666	-	-	-	1,765	3,761	(47,663)	(123,880)	49,160	7,862	-	459,671
Leases (IFRS 16)(*)	-	113,233	-	-	-	-	(1,141)	(42,646)	5,007	-	-	74,453
Other	9,571	-	1,683	-	28	-	(655)	(1,383)	652	2	-	9,898
TOTAL IN LOCAL CURRENCY	6,483,387	113,233	1,688,186	(12,442)	46,567	4,587	(476,313)	(1,433,962)	385,470	83,119	4,079	6,885,911

FOREIGN CURRENCY ESTRANGEIRA
BID	2,399,985	-	-	-	40,594	49,387	(83,602)	(171,892)	26,332	54,431	955	2,316,190
BIRD	356,420	-	2,540	(2,540)	12,575	1,657	(10,627)	(12,273)	8,548	1,561	19	357,880
Deutsche Bank	292,872	-	-	-	13,255	-	(18,562)	(303,866)	12,929	1,240	2,132	-
Eurobonds	1,358,412	-	-	-	54,565	-	(102,883)	-	94,095	8,943	824	1,413,956
JICA	2,036,128	-	117,861	(112)	104,027	3,675	(35,001)	(155,064)	32,194	3,013	187	2,106,908
BID 1983AB	225,592	-	-	(105)	8,943	-	(10,338)	(71,141)	9,111	870	932	163,864
TOTAL IN FOREIGN CURRENCY	6,669,409	-	120,401	(2,757)	233,959	54,719	(261,013)	(714,236)	183,209	70,058	5,049	6,358,798
Total	13,152,796	113,233	1,808,587	(15,199)	280,526	59,306	(737,326)	(2,148,198)	568,679	153,177	9,128	13,244,709

(*)    Leases (IFRS 16) include R$ 64,955 corresponding to the first-time adoption of the standard as of January 1, 2019. See Note 4.1.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	Funding	Borrowing costs	Monetary variation and exchange variation	Inflation adjustment / exchange variation and interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(3,021)	62,676	-	(259,175)	(905,080)	226,810	34,409	3,400	3,486,861
Brazilian Federal Savings Bank	1,236,674	194,244	-	-	-	(102,772)	(85,515)	75,668	27,385	-	1,345,684
BNDES	1,042,036	131,000	-	3,438	4,001	(90,397)	(102,314)	28,909	55,725	207	1,072,605
Leases	561,616	-	-	-	6,366	(38,196)	(17,427)	40,290	16,017	-	568,666
Other	10,977	-	-	69	-	(772)	(1,470)	763	4	-	9,571
TOTAL IN LOCAL CURRENCY	6,428,145	1,075,244	(3,021)	66,183	10,367	(491,312)	(1,111,806)	372,440	133,540	3,607	6,483,387

FOREIGN CURRENCY
BID	1,743,257	484,690	(2,365)	237,433	53,208	(55,391)	(130,520)	26,910	41,878	885	2,399,985
BIRD	303,278	-	-	48,279	3,462	(7,607)	-	6,945	2,044	19	356,420
Deutsche Bank	496,726	-	-	62,918	-	(35,207)	(268,508)	28,862	4,454	3,627	292,872
Eurobonds	1,158,642	-	-	198,380	-	(97,952)	-	85,072	13,448	822	1,358,412
JICA	1,700,448	80,196	(191)	329,638	6,787	(33,519)	(82,608)	33,992	1,209	176	2,036,128
BID 1983AB	270,470	-	-	39,241	-	(11,060)	(85,306)	9,681	1,488	1,078	225,592
TOTAL IN FOREIGN CURRENCY	5,672,821	564,886	(2,556)	915,889	63,457	(240,736)	(566,942)	191,462	64,521	6,607	6,669,409
Total	12,100,966	1,640,130	(5,577)	982,072	73,824	(732,048)	(1,678,748)	563,902	198,061	10,214	13,152,796

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

(i)                Funding

On May 27, 2019, the Company raised funds through the 23rd debenture issue, in the amount of R$ 866,755, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 491,755	May/2024	CDI + 0.63% p.a.
Series 2	R$ 375,000	May /2027	CDI + 0.49% p.a.

On July 24, 2019, the Company raised funds through the 24th debenture issue, in the amount of R$ 400,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 100,000	July /2026	IPCA+ 3.20% p.a.
Series 2	R$ 300,000	July/2029	IPCA + 3.37% p.a.

(ii)             Covenants

Applicable to the 23rd and 24th debenture issues:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/EBITDA:  lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreement has a clause that, in case of early maturity of any Company debt, in an individual or aggregate amount equal to or higher than R$  145 million,  adjusted by the variation of the IPCA as from the issue date, is a default event that may cause the early maturity of the obligations arising from the Debentures.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)      BNDES

(i)                Funding

The initial funding of agreement 14.2.0535.1 (BNDES 2014), totaling R$ 33,000, was carried out on June 18, 2019. The agreement, totaling R$ 61,143, signed on June 30, 2014, is for the implementation of Setor Gênesis (sub-conductor) and Fazendinha, in the Municipality of Santana de Parnaíba, in São Paulo. The contract will be amortized in 85 installments, began in July 2019 and is expected to end in July 2026.

(ii)             Covenants

Applicable to agreement 14.2.0535.1 (BNDES 2014)

The financing agreement entered into with BNDES specifies two ranges in which the Company needs to maintain its Adjusted EBITDA/Adjusted financial expenses, Adjusted Net Debt/Adjusted EBITDA, and Other Onerous Debt/Adjusted EBITDA ratios.

This agreement also specifies a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

The covenants are:

A.  Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$ 225.9 million per month in a fiduciary account linked to the BNDES:

•  Adjusted EBITDA/adjusted financial expenses equal to or higher than 3.50;

•  Adjusted net debt/adjusted EBITDA equal to or lower than 3.00;

•  Other onerous debt(*)/adjusted EBITDA equal to or lower than 1.00.

(*) “Other onerous debt” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

B.  In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, if the ratios are maintained in the following range:

•  Adjusted EBITDA/Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•  Adjusted net debt/adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•  Other onerous debt/adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

C.  The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

•  require the creation of additional guarantees, not below 30 days, within term to be defined by it through notice;

•  suspend the release of funds; and/or

•  declare the early maturity of the financing agreements.

As of December 31, 2019, the amount of R$ 255.3 million was guaranteed for all agreements entered into with BNDES.

(c)      Leases

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

(d)      Financial commitments – Covenants

The table below shows the more restrictive covenants ratios as of December 31, 2019.

Covenants
Adjusted EBITDA / Adjusted financial expenses	Equal to or higher than 2.80
Adjusted net debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted total debt / Adjusted EBITDA	Lower than 3.65
Other onerous debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted current ratio	Higher than 1.00
EBITDA / Paid financial expenses	Equal to or higher than 2.35
Net debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debt” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with electricity supplier.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2019 and 2018, the Company met the requirements set forth by its borrowing and financing agreements.

(e)      Borrowings and financing – Credit limits

Agent	December 31, 2019
(in millions of R$ (*))
Brazilian Federal Savings Bank	1,729
Brazilian Development Bank – BNDES	1,203
Japan International Cooperation Agency – JICA	94
Inter-American Development Bank - BID	1,209
International Bank for Reconstruction and Development – BIRD	1,005
Other	41
TOTAL	5,281

(*) Brazilian Central Bank’s exchange rate as of December 31, 2019 (US$ 1.00 = R$ 4.0307; ¥ 1.00 = R$ 0.03715).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2019	December 31, 2018
Recoverable taxes
Income tax and social contribution	136,436	361,758
Withholding income tax (IRRF) on financial investments	1,359	6,423
Other federal taxes	3,471	12,522
Total	141,266	380,703

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)         Current liabilities

	December 31, 2019	December 31, 2018
Taxes and contributions payable
Cofins and Pasep	94,027	82,381
INSS (Social Security contribution)	39,404	38,871
IRRF (withholding income tax)	69,932	66,825
Other	46,955	12,486
Total	250,318	200,563

18           Deferred taxes and contributions

(a)              Statement of financial position details

	December 31, 2019	December 31, 2018
Deferred tax assets
Provisions	366,673	337,833
Pension obligations – G1	157,998	157,044
Donations of underlying assets on concession agreements	51,818	54,131
Credit losses	145,622	197,920
Other	183,147	186,887
Total deferred tax assets	905,258	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(408,732)	(433,842)
Capitalization of borrowing costs	(409,236)	(420,978)
Profit on supply to governmental entities	(372,289)	(206,978)
Actuarial (gain)/loss – G1 Plan	(54,222)	(36,430)
Construction margin	(83,399)	(86,164)
Borrowing costs	(11,376)	(10,665)
Total deferred tax liabilities	(1,339,254)	(1,195,057)

Deferred tax assets/(liabilities), net	(433,996)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2019	December 31, 2018
Deferred tax assets
to be realized within 12 months	189,740	158,294
to be realized after one year	715,518	775,521
Total deferred tax assets	905,258	933,815
Deferred tax liabilities
to be realized within to 12 months	(35,954)	(32,546)
to be realized after one year	(1,303,300)	(1,162,511)
Total deferred tax liabilities	(1,339,254)	(1,195,057)
Deferred tax assets/(liabilities)	(433,996)	(261,242)

(c)      Changes

Deferred tax assets	December 31, 2018	Net change	December 31, 2019
Provisions	337,833	28,840	366,673
Pension obligations – G1	157,044	954	157,998
Donations of underlying assets on concession agreements	54,131	(2,313)	51,818
Credit losses	197,920	(52,298)	145,622
Other	186,887	(3,740)	183,147
Total	933,815	(28,557)	905,258

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	25,110	(408,732)
Capitalization of borrowing costs	(420,978)	11,742	(409,236)
Profit on supply to governmental entities	(206,978)	(165,311)	(372,289)
Actuarial (gain)/loss – G1	(36,430)	(17,792)	(54,222)
Construction margin	(86,164)	2,765	(83,399)
Borrowing costs	(10,665)	(711)	(11,376)
Total	(1,195,057)	(144,197)	(1,339,254)

Deferred tax assets/(liabilities), net	(261,242)	(172,754)	(433,996)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2017	Net change	December 31, 2018
Provisions	482,863	(145,030)	337,833
Pension obligations – G1	165,503	(8,459)	157,044
Donations of underlying assets on concession agreements	55,112	(981)	54,131
Credit losses	199,063	(1,143)	197,920
Other	151,562	35,325	186,887
Total	1,054,103	(120,288)	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	26,335	(433,842)
Capitalization of borrowing costs	(415,379)	(5,599)	(420,978)
Profit on supply to governmental entities	(76,705)	(130,273)	(206,978)
Actuarial (gain)/loss – G1	(36,538)	108	(36,430)
Construction margin	(88,947)	2,783	(86,164)
Borrowing costs	(13,111)	2,446	(10,665)
Total	(1,090,857)	(104,200)	(1,195,057)

Deferred tax assets/(liabilities), net	(36,754)	(224,488)	(261,242)

	December 31, 2019	December 31, 2018

Opening balance	(261,242)	(36,754)
Net change in the year:
- corresponding entry to income statement	(154,962)	(224,596)
- corresponding entry to valuation adjustments to equity (Note 20 (b))	(17,792)	108

Total net change	(172,754)	(224,488)
Closing balance	(433,996)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2019	December 31, 2018

Profit before income taxes	4,677,942	3,912,319
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,590,500)	(1,330,186)
Tax benefit of interest on equity	312,339	264,816
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(44,426)	(46,544)
Donations	(19,888)	(13,068)
Other differences	32,050	47,731

Income tax and social contribution	(1,310,425)	(1,077,251)

Current income tax and social contribution	(1,155,463)	(852,655)
Deferred income tax and social contribution	(154,962)	(224,596)
Effective rate	28%	28%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 (b) (ii)).

19           Provisions

(a)      Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.14. The ultimate timing and amounts of the payments depends on the outcome of the court cases.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2019			December 31, 2018
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	253,665	(9,973)	243,692	290,649	(43,841)	246,808
Supplier claims (ii)	153,654	(298)	153,356	67,985	(24,380)	43,605
Other civil claims (iii)	93,910	(16,496)	77,414	98,302	(13,519)	84,783
Tax claims (iv)	59,143	(3,518)	55,625	63,335	(8,091)	55,244
Labor claims (v)	325,129	(12,329)	312,800	302,935	(10,932)	292,003
Environmental claims (vi)	192,950	(29)	192,921	170,419	-	170,419
Total	1,078,451	(42,643)	1,035,808	993,625	(100,763)	892,862

Current	550,247	-	550,247	458,387	-	458,387
Noncurrent	528,204	(42,643)	485,561	535,238	(100,763)	434,475

(II) Changes

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2019
Customer claims (i)	290,649	57,314	53,929	(99,379)	(48,848)	253,665
Supplier claims (ii)	67,985	54,223	102,686	(42,948)	(28,292)	153,654
Other civil claims (iii)	98,302	28,888	18,713	(9,766)	(42,227)	93,910
Tax claims (iv)	63,335	11,821	2,918	(4,982)	(13,949)	59,143
Labor claims (v)	302,935	167,995	61,483	(112,084)	(95,200)	325,129
Environmental claims (vi)	170,419	42,198	24,358	(312)	(43,713)	192,950
Subtotal	993,625	362,439	264,087	(269,471)	(272,229)	1,078,451
Escrow deposits	(100,763)	(14,051)	(11,844)	19,191	64,824	(42,643)
Total	892,862	348,388	252,243	(250,280)	(207,405)	1,035,808

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2018
Customer claims (i)	438,619	29,732	40,749	(141,421)	(77,030)	290,649
Supplier claims (ii)	332,037	36,100	21,161	(308,253)	(13,060)	67,985
Other civil claims (iii)	114,544	22,578	12,939	(16,146)	(35,613)	98,302
Tax claims (iv)	77,100	10,763	4,157	(2,490)	(26,195)	63,335
Labor claims (v)	299,842	83,499	32,290	(44,900)	(67,796)	302,935
Environmental claims (vi)	160,446	33,392	18,294	(115)	(41,598)	170,419
Subtotal	1,422,588	216,064	129,590	(513,325)	(261,292)	993,625
Escrow deposits	(344,384)	(53,205)	(5,533)	269,248	33,111	(100,763)
Total	1,078,204	162,859	124,057	(244,077)	(228,181)	892,862

(b)      Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities, net of escrow deposits, are represented as follows:

	December 31, 2019	December 31, 2018
Customer claims (i)	86,061	207,600
Supplier claims (ii)	1,986,736	1,459,100
Other civil claims (iii)	679,623	719,300
Tax claims (iv)	1,184,811	1,439,100
Labor claims (v)	631,364	624,200
Environmental claims (vi)	4,864,894	4,343,800
Total	9,433,489	8,793,100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 680 lawsuits (890 as of December 31, 2018) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 320 lawsuits (490 as of December 31, 2018) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (40 as of December 31, 2018) in which customers plead the reduction in tariff under the category “Social Welfare Entity”. The R$ 121,539 decrease in the lawsuits deemed as contingent liabilities was mainly due to the revisions of expectations arising from court decisions in the period.

(ii)             Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 109,751 increase in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the period. The R$ 527,636 increase in lawsuits deemed as contingent liabilities is mainly related to updates of ongoing lawsuits and revisions of expectations arising from court decisions in the period.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)            Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, some of which were accrued and others deemed as contingent liabilities. The R$ 254,289 decrease in lawsuits deemed as contingent liabilities was mainly due to changes in expectations arising from agreements entered into with the municipalities of Guarujá and São Bernardo do Campo in the period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The municipality of São Paulo, through law, revoked the service tax exemption which until then the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 664,669 (R$ 605,008 as of December 31, 2018), which currently are subject-matter of three tax foreclosures. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by the municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company deemed the proceeding as contingent liability.

(v)               Labor claims

The Company is a party to a number of labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels.

(vi)            Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The R$ 22,502 and R$ 521,094 increases in accrued lawsuits and deemed as contingent liabilities, respectively, are mainly related to updates and revisions of estimates of ongoing lawsuits in the period.

The main subject-matters in which the Company is involved are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

(d)      Other concession-related legal proceedings

The Company is a party to concessions-related proceedings, where it challenges compensatory issues for the resumption of sanitation services by some municipalities or by the right to continue operating said services.

The amount recorded in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira, Tuiuti and Mauá totals R$ 114,335 as of December 31, 2019 (R$ 109,990 as of December 31, 2018), as well as allowance for doubtful accounts in the full amount. All mentioned municipalities are not operated by the Company. When a municipality is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(e)      Environmental lawsuits with settlements

In 2019, the Company did not entered into any environmental agreement. The accumulated balance as of December 31, 2019, corresponding to said environmental indemnifications totaled R$ 43,923 (R$ 44,828 as of December 31, 2018), recorded under Other liabilities.

(f)       Guarantee insurance for escrow deposit

On May 25, 2019, the Company contracted guarantee insurance for escrow deposit, effective for one year, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of having disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2019, the Company used R$ 126.4 million (R$ 160.4 million in 2018), of which R$ 75.5 million from the current contract and R$ 424.5 million is outstanding.

20          Employees benefit

(a)      Health plan – Medical Assistance

Since August 1, 2019, the new health plans managed by Fundação CESP (FUNCESP), which replaced the previous health plans managed by SABESPREV, have been in effect. The health plan operator was changed by means of the signature of an Adhesion Agreement between the parties. The entire process was in accordance with the current industry law, which is applicable to SABESP, and was approved by the controlling authorities of the State Government.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. The Company contributed an average 9.3% of gross payroll in 2019 (7.2% in 2018), totaling R$ 237,898 in 2019
(R$ 196,281 in 2018).

(b)      Pension plan benefits

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and FUNCESP (iv).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Statements of defined benefit plans

Summary of pension obligations - Liabilities

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of defined benefit obligations	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)
Fair value of the plan’s assets	2,752,417	-	2,752,417	2,168,436	-	2,168,436

Liability as per statement of financial position – pension obligations	(314,677)	(3,046,255)	(3,360,932)	(363,902)	(2,606,107)	(2,970,009)

Pension obligations

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,532,338)	(2,606,107)	(5,138,445)	(2,319,841)	(2,543,877)	(4,863,718)
Current cost of services	(47,001)	(227,367)	(274,368)	(13,905)	(232,248)	(246,153)
Cost of interest	(224,429)	-	(224,429)	(213,201)	-	(213,201)
Actuarial (gains)/losses accounted as other comprehensive income	(392,876)	(397,597)	(790,473)	(114,188)	(10,783)	(124,971)
Benefits paid	129,550	184,816	314,366	128,797	180,801	309,598
Defined benefit obligation, end of the year	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,168,436	-	2,168,436	1,931,380	-	1,931,380
Expected profitability of the plan’s assets	192,965	-	192,965	179,449	-	179,449
Company’s contributions	36,968	-	36,968	36,199	-	36,199
Contributions expected from participants	38,391	-	38,391	36,336	-	36,336
Benefits paid	(129,549)	-	(129,549)	(128,797)	-	(128,797)
Actuarial (gains)/losses accounted as other comprehensive income	445,206	-	445,206	113,869	-	113,869
Fair value of the plan’s assets, end of the year	2,752,417	-	2,752,417	2,168,436	-	2,168,436

(Deficit)/Surplus	(314,677)	(3,046,255)	(3,360,932)	(363,902)	(2,606,107)	(2,970,009)

Despite the decrease in interest rate in the year, the decrease of actuarial deficit in G1 Plan was mainly due to the higher profitability of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Other comprehensive income

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses due to changes in assumptions under equity as valuation adjustments to equity, as shown below:

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on obligations	(392,876)	(397,597)	(790,473)	(114,188)	(10,783)	(124,971)
Actuarial gains/(losses) on financial assets	445,206	-	445,206	113,869	-	113,869
Total gains/(losses)	52,330	(397,597)	(345,267)	(319)	(10,783)	(11,102)
Deferred income tax and social contribution	(17,792)	-	(17,792)	108	-	108
Valuation adjustments to equity	34,538	(397,597)	(363,059)	(211)	(10,783)	(10,994)

The amounts recognized in the year are as follows:

	December 31, 2019			December 31, 2018
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of service, net	8,609	227,367	235,976	(22,431)	232,248	209,817
Interest cost rates	224,429	-	224,429	213,201	-	213,201
Expected return on the plan’s assets	(192,965)	-	(192,965)	(179,449)	-	(179,449)
Amount received from GESP (undisputed)	-	(97,300)	(97,300)	-	(96,282)	(96,282)
Total expenses	40,073	130,067	170,140	11,321	135,966	147,287

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions

	December 31, 2019		December 31, 2018
	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Discount rate – actual rate (NTN-B)	3.37% p.a.	3.36% p.a.	4.91% p.a.	4.84%
Inflation rate	3.5% p.a.	3.5% p.a.	4.01% p.a.	4.01%
Expected nominal rate of return on assets	6.99% p.a.	-	9.12% p.a.	-
Nominal rate of salary growth	5.57% p.a.	5.57% p.a.	6.09% p.a.	6.09% p.a.
Mortality table	AT-2000	AT-2000	AT-2000	AT-2000

Sensibility analysis

The sensitivity analysis to changes in the main weighted assumptions of the total liability of the defined benefit obligations as of December 31, 2019, is:

Impact on the present value of the defined benefit obligations
Assumption	Change to the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 326,714	Decrease of R$ 301,727
	Decrease of 1.0%	Increase of R$ 396,026	Increase of R$ 314,156
Life expectation	Increase of 1 year	Increase of R$ 80,048	Increase of R$ 117,324
	Decrease of 1 year	Decrease of R$ 72,676	Decrease of R$ 140,051
Wage increase rate	Increase of 1.0%	Increase of R$ 36,140	Increase of R$ 388,886
	Decrease of 1.0%	Decrease of R$ 31,070	Decrease of R$ 372,127

(i)    G1 Plan

Managed by Sabesprev, this funded defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, of which:

•         0.99% of the portion of the salary of participation up to 20 salaries; and

•         8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

In 2019, expenses related to the defined benefit obligation totaled R$ 29,637, R$ 4,187 and R$ 2,685 (R$ 7,530, R$ 1,133 and R$ 704 in 2018) and were recorded to operating costs, selling expenses and administrative expenses, respectively. The amount of R$ 3,564 was capitalized in assets (R$ 1,955 in 2018).

As of December 31, 2019, the number of active participants was 3,758 (4,056 as of December 31, 2018) and the number of inactive participants was 7,399 (7,149 as of December 31, 2018).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

The expected benefit to be paid in 2020 referring to the G1 Plan is R$ 167,202.

The contributions of the Company and participants of the G1 Plan totaled R$ 36,968 in 2019 (R$ 36,199 in 2018) and R$ 38,391 (R$ 36,336 in 2018), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 Plan totaled R$ 25,531 and R$ 13,497, respectively.

Expenses expected for the coming year

2020
Service cost	3,796
Interest cost rates	208,485
Net profitability on financial assets	(187,317)
Expenses to be recognized by the employer	24,964

Plan’s assets

The plan’s investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law.  The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

	December 31, 2019%		December 31, 2018%
Total fixed income	1,795,554	65.2	1,477,643	68.1
Total equities	301,707	11.0	249,740	11.6
Total structured investments	630,933	22.9	431,828	19.9
Other	24,223	0.9	9,225	0.4
Fair value of the plan’s assets	2,752,417	100	2,168,436	100

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i)       instruments securitized by the National Treasury;

ii)     derivative instruments must be used for hedge only.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are:

i)       day-trade operations;

ii)     sale of uncovered share;

iii)   swap operations without guarantee;

iv)   leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than   invested amounts.

As of December 31, 2019, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

(ii)   G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays these supplemental benefits on behalf of GESP and makes claims for reimbursements from GESP, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by GESP.

The number of active participants of the Go Plan as of December 31, 2019 and 2018 was 10. The number of beneficiaries and retirees as of December 31, 2019 was 1,960 (2,038 as of December 31, 2018).

The benefit payable from the G0 Plan, expected for 2020 is R$ 180,382.

In 2019 and 2018, the expenses related to defined benefit obligations, defined under the G0 Plan, were recorded under administrative expenses.

Estimated expenses for 2020

2020
Interest cost rate	206,262
Expense to be recognized	206,262

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(iii) Sabesprev Mais Plan

As of December 31, 2019, this Defined Contribution Plan administered by Sabesprev had 9,774 active and assisted participants (9,586 as of December 31, 2018).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

In 2019, expenses related to the defined contribution obligation totaled R$ 14,293, R$ 1,865 and R$ 3,845 (R$ 13,227, R$ 1,820 and R$ 3,599 in 2018) recorded in operating costs, selling expenses and administrative expenses , respectively. The amount of R$ 2,458 was capitalized in assets (R$ 2,115 in 2018).

(iv) FUNCESP Plan

The Sabesprev Mais Plan was closed to new adhesions on December 31, 2019, and, as of January 1, 2020, hired employees will have the option to join the Fundação Cesp Defined Contribution Plan (FUNCESP), as well as those who did not join the SABESPREV Mais Plan.

(c)      Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2019. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached. As of December 31, 2019, the Program’s  balance payable was R$ 93,486 (R$ 110,464 as of December 31, 2018), recorded under Salaries, payroll charges and contributions.

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund (Note 14 (c) (v) (6)). The balances as of December 31, 2019 and 2018 were R$ 474,078 and R$ 454,022, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

22           Knowledge Retention Program and Consent Decree

a)      Knowledge Retention Program (PRC)

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), which is expected to end in December 2020, aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

In 2019, the Company paid R$ 43,095, corresponding to the exit of employees enrolled in PRC. As of December 31, 2019, the total balance was R$ 153,377 and was recorded under current liabilities (R$ 74,324 under current liabilities and R$ 122,148 under noncurrent liabilities as of December 31, 2018).

b)    Consent Decree (TAC)

On February 20, 2009, SABESP signed a Consent Decree, proposed by the State Prosecution Office, in which the Company undertook to: i) continue hiring employees by means of public competition, except for filling positions in commission or trust functions; ii) gradually dismissing retired employees, replacing them with permanent staff, except in segments where increased efficiency requires the reduction in the effective number of employees.

The Consent Decree clarifies “the need of training and carrying out phased dismissal of approximately two thousand an two hundred (2,200) retired employees within a reasonable period of time, as well as those who will retire in the future”, which allowed interpreting that the Consent Decree did not cover the approximately 2,200 retirees at that time, but all other employees who retire at SABESP. Accordingly, the Company created a provision for indemnity of all retired employees who worked at SABESP.

On October 11,  2019,  the   Prosecutor filed the Consent Decree stating that for the time elapsed and the successive information provided by SABESP, the objective of the Consent Decree was fully complied with.  Accordingly, the amount of R$ 173,284, corresponding to the provisioned amount related to number of employees who retired after February 20, 2009 was reversed.

In 2019, the total amount provisioned under Labor claims, related to TAC, was R$ 10,472 (R$140,818 as of December 31, 2018), of which R$ 8,242 (R$ 136,293 as of December 31, 2018), under current liabilities and R$ 2,230 (R$ 4,525 as of December 31, 2018) under noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

23           Equity

(a)         Authorized capital

As of December 31, 2019 and 2018, the Company’s share capital totaled R$ 15,000,000.

(b)         Subscribed and paid-in capital

As of December 31, 2019 and 2018, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2019		December 31, 2018
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26	343,524,285	50.26
Companhia Brasileira de Liquidação e Custódia	235,643,765	34.47	212,612,143	31.10
The Bank Of New York ADR Department (equivalent in shares) (*)	103,823,655	15.19	125,278,967	18.33
Other	518,164	0.08	2,094,474	0.31

	683,509,869	100.00	683,509,869	100.00

(*)       each ADR corresponds to 1 share.

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income calculated according to Brazilian Corporate Law.  The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

	2019	2018
Net income for the year	3,367,517	2,835,068
(-) Legal reserve - 5%	168,376	141,755

	3,199,141	2,693,313

Minimum mandatory dividend – 25%	799,785	673,328
Dividend per share	1.17012	0.9851

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

On April 29, 2019, the Shareholders’ General Meeting approved the distribution of additional proposed dividends amounting to R$ 118,859, for the 2018 fiscal year. Therefore, the amount of R$ 60,331 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2018 equity under Additional proposed dividends was transferred to current liabilities.  These amounts started being paid in June 2019.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2020, in the amount of R$ 799,785 (R$ 673,328 in 2018) and additional proposed dividends in the amount of R$ 141,203 (R$ 118,859 in 2018), totaling R$ 940,988 (R$ 792,187 in 2018), corresponding to R$ 1.3767 per common share
(R$ 1.1590 in 2018), to be resolved on the Shareholders’ Meeting to be held on April 28,  2020. The amount of
R$ 141,203 (R$ 118,859 in 2018) was reclassified to Additional proposed dividend under Equity and included withholding income tax of R$ 60,230 (R$ 58,528 in 2018).

Pursuant to CVM Resolution 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax. The amount of R$ 60,230 (R$ 58,528 in 2018) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable on December 31, 2019, totaling R$ 800,352 (R$ 673,765 in 2018), refers to the amount of R$ 799,785 (R$ 673,328 in 2018) declared in 2019, net of withholding income tax and R$ 567 declared in previous years (R$ 437 in 2018).

(d)         Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents an allocation of retained earnings of 5% of annual net income determined based on Brazilian law, up to 20% of capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(e)          Investment reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2019, and 2018, the balance of investment reserve totaled R$ 6,098,575 and R$ 3,840,422, respectively.

Pursuant to paragraph four of article 28 of the Bylaws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

and realizable profits, may not exceed the capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by law; and

d) in incorporation to the capital stock.

(f)       Allocation of profit for the year

		2019
Profit
(+)	Profit for the year	3,367,517
(-)	Legal reserve - 5%	168,376
(-)	Minimum mandatory dividends	799,785
(-)	Additional proposed dividends	141,203
Investment reserve recorded in 2019		2.258.153

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings, in the amount of R$ 2,258,153, to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

The statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 20 (b), the breakdown of amounts recorded in 2019 and 2018.

	G1 Plan	G0 Plan	Total

Balance as of December 31, 2018	70,716	(619,811)	(549,095)
Actuarial gains/(losses) in the year (Note 20 (b))	34,538	(397,597)	(363,059)
Balance as of December 31, 2019	105,254	(1,017,408)	(912,154)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

24           Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2019	2018

Earnings attributable to Company’s owners	3,367,517	2,835,068
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.93	4.15

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

25          Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	16,134,032	2,946,566	19,080,598
Gross sales deductions	(1,096,944)	-	(1,096,944)
Net operating revenue	15,037,088	2,946,566	17,983,654
Costs, selling, general and administrative expenses	(9,375,590)	(2,881,394)	(12,256,984)
Income from operations before other net operating expenses and equity accounting	5,661,498	65,172	5,726,670
Other operating income/(expenses), net			(18,748)
Equity accounting			3,701
Financial result, net			(1,033,681)
Income before taxes			4,677,942
Depreciation and amortization	(1,780,094)		(1,780,094)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	2018
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	14,253,609	2,802,670	17,056,279
Gross sales deductions	(971,185)	-	(971,185)
Net operating revenue	13,282,424	2,802,670	16,085,094
Costs, selling, general and administrative expenses	(8,203,883)	(2,739,657)	(10,943,540)
Income from operations before other net operating expenses and equity accounting	5,078,541	63,013	5,141,554
Other operating income/(expenses), net			28,591
Equity accounting			6,510
Financial result, net			(1,264,336)
Income before taxes			3,912,319
Depreciation and amortization	(1,392,541)		(1,392,541)

(i)      See Note 32 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.

(ii)    Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and with CPC 47 / IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See more details in Note 14 (e).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

Explanations on the reconciliation items for the financial statements. The impacts on gross operating income and costs are as follows:

	January to December 2019	January to December 2018

Gross revenue from construction recognized under ICPC 1 (R1) (a)	2,946,566	2,802,670
Construction cost recognized under ICPC 1 (R1) (a)	(2,881,394)	(2,739,657)

Construction margin	65,172	63,013

(a)    Construction margin is recorded as shown in Note 3.3 (b).

26          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (f)) and traditional guarantee insurance. The Company contracts insurance through biddings processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2019, the Company’s insurance coverage is as follows:

Coverage

Specified risks – fire	2,185,827
Engineering risk	1,960,248
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability – D&O (Directors and Officers)	100,000
Civil liability – works	105,695
Domestic and international transportation	6,058
Civil liability – operations	5,000
Other	14
Total	4,962,842

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

27           Operating revenue

(a)    Revenue from sanitation services:

	2019	2018

Metropolitan region of São Paulo	11,849,776	10,295,509
Regional Systems	4,284,256	3,958,100
Total	16,134,032	14,253,609

(b)    Reconciliation between gross operating income and net operating income:

	2019	2018

Revenue from sanitation services (i)	16,134,032	14,253,609
Construction revenue	2,946,566	2,802,670
Sales tax	(1,035,051)	(916,808)
Regulatory, Control and Oversight Fee (TRCF) (ii)	(61,893)	(54,377)
Net revenue	17,983,654	16,085,094

(i)	Includes R$ 70,122 from the TRCF charged from customers in 2019 (R$ 63,901 in 2018), from the municipalities regulated by ARSESP.
(ii)	Amount payable to ARSESP referring to regulatory, control and oversight activities, pursuant to State Complementary Law 1,025/2007.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

28          Operating costs and expenses

	2019	2018
Operating costs
Salaries, payroll charges and benefits	(1,938,265)	(1,959,539)
Pension obligations	(49,564)	(25,066)
Construction costs (Note 25)	(2,881,394)	(2,739,657)
General supplies	(259,401)	(238,034)
Treatment supplies	(310,380)	(265,146)
Outsourced services	(1,250,890)	(996,477)
Electricity	(1,140,160)	(956,840)
General expenses	(647,804)	(629,253)
Depreciation and amortization	(1,659,779)	(1,276,444)
	(10,137,637)	(9,086,456)

Selling expenses
Salaries, payroll charges and benefits	(270,549)	(289,378)
Pension obligations	(6,848)	(3,602)
General supplies	(10,332)	(6,391)
Outsourced services	(360,190)	(273,470)
Electricity	(1,333)	(1,154)
General expenses	(122,503)	(102,213)
Depreciation and amortization	(31,649)	(17,272)
	(803,404)	(693,480)

Bad debt expense, net of recoveries (Note 9 (c))	(128,099)	(166,727)

Administrative expenses
Salaries, payroll charges and benefits	(278,507)	(254,284)
Pension obligations	(138,207)	(141,758)
General supplies	(3,216)	(4,881)
Outsourced services	(197,357)	(204,728)
Electricity	(1,436)	(1,363)
General expenses	(407,250)	(232,288)
Depreciation and amortization	(88,666)	(98,825)
Tax expenses	(73,205)	(58,750)
	(1,187,844)	(996,877)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,487,321)	(2,503,201)
Pension obligations	(194,619)	(170,426)
Construction costs (Note 25)	(2,881,394)	(2,739,657)
General supplies	(272,949)	(249,306)
Treatment supplies	(310,380)	(265,146)
Outsourced services	(1,808,437)	(1,474,675)
Electricity	(1,142,929)	(959,357)
General expenses	(1,177,557)	(963,754)
Depreciation and amortization	(1,780,094)	(1,392,541)
Tax expenses	(73,205)	(58,750)
Bad debt expense, net of recoveries (Note 9 (c))	(128,099)	(166,727)
	(12,256,984)	(10,943,540)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

29          Financial income (expenses)

	2019	2018
Financial expenses
Interest and charges on borrowings and financing – local currency	(331,367)	(332,149)
Interest and charges on borrowings and financing – foreign currency	(165,421)	(171,686)
Other financial expenses (i)	(344,508)	(187,563)
Income tax over international remittance	(17,650)	(19,779)
Inflation adjustment on borrowings and financing (ii)	(44,802)	(66,183)
Other inflation adjustments (i)	(107,584)	(45,193)
Interest and inflation adjustments on provisions (iii)	(162,093)	14,586
Total financial expenses	(1,173,425)	(807,967)

Financial income
Inflation adjustment gains (iv)	91,180	105,952
Income on short-term investments (v)	151,622	187,094
Interest income (vi)	150,054	175,939
Cofins and Pasep	(20,028)	(22,693)
Other	14	10
Total financial income	372,842	446,302

Financial income (expenses), net before exchange rate changes	(800,583)	(361,665)

Exchange gains (losses)
Exchange rate changes on borrowings and financing (vii)	(233,960)	(915,897)
Exchange rate changes on assets	863	13,235
Other exchange rate changes	(1)	(9)
Exchange rate changes, net	(233,098)	(902,671)

Financial income (expenses), net	(1,033,681)	(1,264,336)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

(i)	Increase mainly due to the recognition of interest related to the start-up of the São Lourenço PPP, in July 2018.
(ii)

Decrease of R$ 21.4 million in monetary variations on local borrowings and financing, mainly in debentures, due to: amortization of the 15th and 17th debenture issues and the decrease of the TJLP, from 6.98% in 2018 to 5.57% in 2019.

(iii)

The lawsuits accrued interest and monetary restatement due to inflation in Brazil. The increase in interest and monetary restatement on lawsuits is due to a change in the expectation regarding unfavorable outcome of the court cases against the Company.

(iv)	The monetary variations gains decreased mainly due to the higher restatement on escrow deposits.
(v)	The decrease is a result of a reduction in the CDI rate, of 6.42% p.a. in 2018 to 4.40% p.a. in 2019. The average balance invested in 2019 was R$ 2.179 billion, compared to R$ 2.972 billion in 2018.
(vi)	Interest income decreased mainly due to higher recognition of interest on installment payment agreements entered into with customers in 2018.
(vii)

Decrease of R$ 681.9 million in exchange variation on international borrowing and financing, mainly due to the lower appreciation of the US dollar (4.0%) and the Yen (5.3%) against the real in 2019, compared to the appreciation of the US dollar (17.1%) and the Yen (20.0%) in 2018.

F-168

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

30          Other operating income (expenses), net

	2019	2018

Other operating income, net	75,667	93,089
Other operating expenses	(94,415)	(64,498)

Other operating income (expenses), net	(18,748)	28,591

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

31           Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecorded committed amounts on December 31, 2019 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	944,045	2,787,402	1,188,276	3,006,756	7,926,479
Contractual obligations - Investments	2,247,765	2,015,873	745,603	36,611	5,045,852
Total	3,191,810	4,803,275	1,933,879	3,043,367	12,972,331

The main commitment refers to the São Lourenço PPP. See Note 14 (g).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

32          Supplemental cash flow information

	2019	2018

Total additions of contract assets (Note 13)	3,532,283	3,188,943
Total additions to intangible assets (Note 14 (b))	1,788,907	1,144,728

Items not affecting cash (see breakdown below)	(2,125,943)	(2,201,112)

Total additions to intangible assets and contract assets as per statement of cash flows	3,195,247	2,132,559

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (d))	233,251	488,502
Contractors payable	252,675	297,872
Program contract commitments	35,817	149,974
Public-Private Partnership – PPP São Lourenço (Note 14 (g))	10,591	273,737
Performance agreements	78,296	-
Right of use	113,233	-
Construction margin (Note 25)	65,172	63,013
Agreement with the municipality of Santo André (Note 9 (a))	1,336,908	-
Agreement with the municipality of Guarulhos (Note 9 (a))	-	928,014
Total	2,125,943	2,201,112

33          Events after the reporting period

  Approval for the 25th Debenture Issue

On February 20, 2020, the Board of Directors approved the 25th issue of unsecured debentures, not convertible into shares, in up to three series, for public distribution, with restricted placement efforts, as per CVM Instruction 476, in the total amount of R$ 1,000,000,000.00. The allocation of the Debentures among the Issue series will occur under the communicating vessel system.

The proceeds from the Debenture issue will be used to refinance financial commitments falling due in 2020 and to recompose the Company’s cash.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

  COVID-19 (Coronavirus)

The services provide by the Company become even more essential to society in view of the COVID 19 pandemic. A basic sanitation company interrupting water supply may compromise the instructions given by the World Health Organization (WHO) for everyone to maintain good hygiene habits, such as correctly and frequently washing hands.

The Company has implemented several prevention measures so that its employees are not exposed to any situations of risk, such as: (i) adopt work-from-home policies (home-office), mainly in the administrative sectors and for all employees over 60 years of age; (ii) restriction of domestic and international trips; (iii) use of remote communication; (iv) anticipate the vaccination campaign; among others. Additionally, the Company took all necessary preventive measures so that employees with strategic duties can comply with their tasks without increasing the risk of contamination, thus ensuring continuity in the provision of essential services.

Some materials used in the treatment of water and sewage are imported and may be subject to some type of restriction; however, they can be replaced by alternative products in Brazil. Accordingly, there is no expectation of any negative effect on the Company’s operations.

SABESP assessed the recoverability of its assets, the measurement of fair value, asset and liability provisions and contingencies, revenue recognition and expected losses, and does not expect the balances presented on the Financial Statements for the year ended December 31, 2019 to be significantly impacted by the COVID-19 pandemic. However, future operations may somehow be impacted.

On March 20, 2020, SABESP disclosed a Material Fact informing that the Executive Board approved a proposal to exempt consumers in the Social Residential and Slum Residential categories from paying for water and sewage bills. This measure includes all municipalities operated by the Company for a period of 90 days and refer to bills issued as of April 1, 2020, which must be ratified by the Board of Directors. In order to preserve the Company's economic and financial sustainability, the impact on revenue should be offset by reduced expenses and budget adjustments.

On March 22, the Government of São Paulo decreed quarantine in the São Paulo State, restricting activities in order to avoid the fast spread of COVID 19. Accordingly, the Company’s revenues in the commercial and public categories may have a negative impact due to the reduction in the level of activities. On the other hand, this measure may increase consumption in the residential category. The trend in the industrial category is not clear, as there are sectors expected to increase production and, therefore, increase water demand, while others will have to reduce demand. The billed volume in 2019, per category, is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the financial statements

Years ended December 31, 2019 and 2018

Amounts in thousands of reais, unless otherwise indicated

	Billed volume (million m3)	% share

Residential	3,212.2	82.8
Commercial	350.1	9.0
Industrial	73.0	1.9
Public	84.5	2.2
Wholesale	159.9	4.1
Total	3,879.7	100.0

In order to meet the constant infrastructure investments, the Company uses third-party capital in an annual basis, as complement to its own resources. The impacts of COVID-19 in borrowings and financing is still uncertain; however, the Company believes that it currently has sufficient funds to comply with its short- and medium-term strategy.

At this moment, it is not possible to assess all the impacts that COVID-19 may bring in the future and, for this reason, this matter is being daily evaluated by the Company Management.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2019.

São Paulo, March 26, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Ricardo Daruiz Borsari

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 25, item V, of CVM Instruction 480, of December 7, 2009, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2019.

São Paulo, March 26, 2020.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Ricardo Daruiz Borsari

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2019 and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm of KPMG Auditores Independentes dated March 26, 2020, declare that they were not aware of any fact or evidence that is not reflected in the Financial Statements, reason that they recommend them to be sent for approval at the Annual Shareholders’ Meeting.

São Paulo, March 26, 2020.

ALEXANDRE PEDERCINI ISSA		PABLO ANDRÉS FERNANDEZ UHART

ÂNGELO LUIZ MOREIRA GROSSI		MANOEL VICTOR DE AZEVEDO NETO

HUMBERTO MACEDO PUCCINELLI

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

STATUTORY AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2019

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

  PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual and Extraordinary Shareholders’ Meeting of April 27, 2018, Messrs. Ernesto Rubens Gelbcke and Lucas Navarro Prado were elected as independent members of the Board of Directors and Mr. Luís Eduardo Alves de Assis was elected by minority shareholders, at a separate voting session, as member of the Board of Directors. At the Board of Directors’ Meeting of June 21, 2018, the members of the Statutory Audit Committee were elected, whereby
Mr. Ernesto Rubens Gelbcke was appointed as financial expert and coordinator of the Committee.

  ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 29, 2019 and March 26, 2020, the Committee held 24 formal meetings with the executive officers, supervisors, managers, other employees, internal auditors and independent auditors. The main activities performed by the Committee were:

  Review, approval and supervision of the Internal Audit’s work plan;
  Monitoring of the provisions and legal contingencies;
  Monitoring of corporate risk management;
  Monitoring of compliance activities;
  Assessment and monitoring of Internal Controls efficacy;
  Whistleblower Channel: Monitoring of verifications and complaints;
  Oversight of the independent auditors’ performance;
  Monitoring of the Ethics Committee’s activities;
  Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;
  Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
  Review of the Sustainability Report;
  Monitoring of the preparation process of financial statements; and
  Review of the Interim Financial Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form and Report on the Brazilian Corporate Governance Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator and/or other Committee member reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities and recorded in the meeting minutes.

The Committee held four meetings jointly with SABESP’s Fiscal Council to review the Interim Financial Information for the quarters ended March 31, June 30 and September 30, 2019 and the Financial Statements for the fiscal year ended December 31, 2019.

  RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

  ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

  ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditor.

KPMG Auditores Independentes is the audit firm in charge of analyzing the financial statements and issuing an opinion as to their preparation in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2019.

  INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered sufficient the performance of its activities.

   EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce SABESP’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB), and as listed at the New York Stock Exchange (NYSE), the compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act.

The Committee held meetings in several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2019.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB) and the standards issued by SEC and the Sarbanes-Oxley Act.

  CONCLUSIONS AND RECOMMENDATIONS

During conduction of works, the Committee did not identify any situation that could affect the objectivity and independence of KPMG in relation to SABESP. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between KPMG and SABESP that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2019.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, KPMG and the Audit Committee itself have been identified in relation to the financial statements for the fiscal year ended December 31, 2019.

The Committee’s opinions and judgments rely on information provided by SABESP, particularly from Management, the Accounting and Legal Superintendence, Internal Audit, Risk and Compliance Management and other oversight boards, besides its Independent Registered Public Accounting Firm. In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2019 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 26, 2020.

Ernesto Rubens Gelbcke Coordinator and Financial Expert	Lucas Navarro Prado Member	Luís Eduardo A. de Assis Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 20, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.